June 30, 2026 Condensed Consolidated Financial Statements in IFRS

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1H25 Management Report Highlights of the first six months of 2026 1H26 Recurring Result Credit Portfolio1 ROE Recurring R$24.0 billion R$1.5 trillion 22.8% Performance 1H26 X 1H25 Net interest Income² R$62.9 billion 1H25 10.3% 9.6% 1H25 0.6% 37.3% Efficiency Ratio³ Tier 1 Capital Ratio4 13.8% -80 bps The credit portfolio¹ grew in in Brazil: 7.8% for individuals and 10.7% for companies. Furthermore, there was a 9.8% increase in Latin America. The 0.6% growth in net interest income² is mainly related to interest and similar income, driven by the develop in financial assets at amortized cost due to a larger credit portfolio and a decrease in expenses with deposits, due to exchange rate effect. Growth of 6.7% in services and insurance, mainly due to a 11.4% increase in the income from insurance contracts and private pension, due to the increase in the insurance sales volume of credit life products. Additionally, there was a 5.8% increase in commissions and banking fees, due to higher revenues related to credit and debit cards, investment banking, and others, mainly related to insurance products sales comimissions. Expected credit loss from financial assets increased by 5.8%, due to higher expected credit loss with other financial assets, due to an increase in the credit portfolio. 1 Credit Portfolio with Provided Financial Guarantees and Private Securities. 2 The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions. For better comparability, the tax effects of managerial adjustments were reclassified. 3 Efficiency ratio based in BRGAAP managerial disclosure. 4 Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier 1 Capital ratio would be 14.0% and 15.0%, in Jun-26 and Jun-25, respectively. 170 bps Key indicators and ratios of our performance from January to June 2026 over the same period of the previous year: General and administrative expenses increased by 3.9%, mainly driven by the effects of the collective wage agreement negotiations, higher provision for tax and social security lawsuits and other risks, in addition to the effects of credit card selling and profit-sharing expenses. Our efficiency ratio³ improved to 37.3%, decreasing by 30 bps compared to the same period of the previous year. -30 bps 3

We present below the key indicators comprising our results:

In R$ billions

Income information	1H26	1H25	Variation
Operating Revenues[1]	**93.4**	**88.1**	**5.9%**
Net Interest Income[2]	62.9	62.6	0.6%
Commissions and Banking Fees and Income from Insurance Contracts and Private Pension[3]	28.8	27.0	6.7%
Expected Credit Loss from Financial Assets	(18.4)	(17.4)	5.8%
General and Administrative Expenses	(40.9)	(39.4)	3.9%
Net Income	24.2	22.1	9.5%
Net Income Attributable to Owners of the Parent Company	23.6	21.6	9.1%
Recurring Result	**24.0**	**21.7**	**10.3%**
Return on Average Equity - Annualized[4]	22.4%	20.9%	150 bps
Recurring Return on Average Equity - Annualized[5]	22.8%	21.0%	170 bps

Shares	1H26	1H25[6]	Variation
Net Income per Share - R$	**2.14**	**1.95**	**9.9%**
Book Value per Share - R$ (in circulation on 06/30)	19.76	18.78	5.2%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.68	0.66	2.6%
Average Financial Daily Trading Volume	2.5	1.8	40.7%
B3 (ON+PN)	1.4	0.8	67.5%
NYSE (ADR)	1.1	0.9	16.6%
Market Capitalization[7]	476.9	376.9	26.5%

[1] The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions, (v) Commissions and Banking Fees, (vi) Income from Insurance Contracts and Private Pension, net of Reinsurance, and (vii) Other Income. For better comparability, the tax effects of managerial adjustments were reclassified.

[2] The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions. For better comparability, the tax effects of managerial adjustments were reclassified.

[3] The sum on the Commissions and Banking Fees and Income from Insurance Contracts and Private Pension, net of Reinsurance.

[4] The Return is calculated by dividing the Net income attributable to owners of the parent company by the Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate.

[5] The return is calculated by dividing the Recurring Result by the Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate.

[6] The number of outstanding shares has been adjusted to reflect the bonus shares of: (i) 10% granted on March 20, 2025; and (ii) 3% granted on December 30, 2025.

[7] Source: Bloomberg.

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Know more Know more We announced the incorporation of generative AI into the new laranjinha+, making it the first card reader on the market with AI integrated directly into the terminal and expanding its role in the financial operations of entrepreneurs. This functionality allows for payments to be made via voice command, without the need for a connection to a mobile phone or other devices, providing a simpler, faster, and more intuitive experience. The feature is available through a software update, without the need to replace the equipment. We launched corporate account opening with generative AI We launched a new account opening journey for corporate clients powered by Inteligência Itaú (Itaú Intelligence), enabling the entire process to be completed through a conversational experience on WhatsApp. The new solution is another enhancement to our conversational platform, Inteligência Itaú (Itaú Intelligence), which acts as a digital assistant throughout the journey by answering clients questions, recognizing voice messages, and reducing the need to complete forms. Clients can complete the entire process digitally and, if additional support is needed, have access to specialized assistance within the same channel. We have acquired Solana Capital and integrated new funds into the Multimesas model We announced the acquisition of Solana Capital, an independent fund manager specialising in equities. The team of 10 professionals and their four investment strategies are now operating entirely on Itaú Asset’s Multimesas platform, contributing both to the management of our own products and to the Itaú Global Dinâmico fund. This move represents a further development of our Multimesas model, which brings together independent management teams on a single platform for infrastructure, distribution and risk management. Initiatives Know more We created laranjinha+: the first payment terminal on the market with artificial intelligence (AI) 5

Executivo de Valor - Valor Econômico Our CEO, Milton Maluhy Filho, has been recognized for the 4th consecutive year with the Executivo de Valor award, granted by Valor Econômico, in the Financial Services category. The award is given by sector of activity and the recognitions take into account leadership and management skills. LinkedIn Top Companies For the 8th consecutive year, we have received 1st place in the LinkedIn Top Companies ranking. The award considers criteria related to the professional development of company employees. Global Finance We were recognized as the Best Bank in Latin America in the 2026 edition of the World's Best Banks award, promoted by Global Finance magazine. Banco Itaú Uruguay was also recognized as the best bank in Uruguay. We were also recognized as the Best Currency Exchange Bank in Brazil, Paraguay, and Uruguay, which motivates us to continue investing in our clients experience. Sustainable Debt Awards 2026 - Environmental Finance We received the Sustainability Bond of the Year award in the financial institutions category. Awards and Recognitions 6

Payment of Interest on Own Capital (IOC) We informed our shareholders that the payments of IOC announced on February 26, 2026 and May 28, 2026 will be paid on August 28, 2026. The payments will be subject to a 17.5% withholding tax1 and will be made on an equal basis for common (ITUB3) and preferred (ITUB4) shares. Announcement Date – Material Fact 02/26/2026 05/28/2026 Total amount R$3.85 billion R$3.99 billion Gross amount per share R$0.34888 R$0.36188 Net amount per share R$0.287826 R$0.298551 Stockholding position record date 03/19/2026 06/18/2026 Ex-rights date 03/20/2026 06/19/2026 1 Except for the corporate shareholders able to prove that they are immune or exempt from such withholding. Perpetual Subordinated Financial Bills We announced to the market that we issued Perpetual Subordinated Financial Bills , in the total amount of R$3.0 billion, through transactions with professional investors. The Financial Bills are perpetual and have a call option exercisable from 2031, subject to prior authorization from the Central Bank of Brazil. The impact of the issuance was 19 bps on our Tier 1 Capital Ratio. Subsequent Event Repurchase of Financial Bills We informed that, on July 15, 2026, we exercised the option to repurchase all of the Tier 1 Subordinated Perpetual Financial Bills issued between January 08 and January 16, 2019, totaling R$1.4 billion. The estimated impact of the repurchase is 10 basis points1 on our Tier 1 Capital Ratio. 1 Calculated on the capital base as of March 31, 2026. Access the Announcement to the Market Access the Notice to Stockholders Notice to Stockholders and Announcements to the Market Access the Announcement to the Market 7

Subsequent Event Minas Gerais State Government Payroll We hereby inform the market that we have won the new bid issued by the State Government of Minas Gerais to provide payroll management services to approximately 670,000 state employees and corporate suppliers of the state. The contract has a term of 5 years, and the payment of R$2.188 billion for payroll management will be recognized on a deferred basis in our earnings. Access the Announcement to the Market Notice to Stockholders and Announcements to the Market 8

Acknowledgments We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted, prioritize, and remain committed to providing our clients with the best solutions, enabling us to continue producing solid and consistent results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better. (Approved by the Board of Directors meeting on August 04, 2026). 9

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. and its subsidiaries Condensed onsolidated financial statements at June 30, 2026 and independent auditor's report 10

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 www.pwc.com.br PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 (A free translation of the original in Portuguese) Independent auditor's report of condensed consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying condensed consolidated financial statements of Itaú Unibanco Holding S.A. ("Bank") and its subsidiaries, which comprise the condensed consolidated balance sheet as at June 30, 2026 and the condensed consolidated statements of income, comprehensive income for the quarter and six-month period then ended and changes in stockholders' equity and cash flows for the six-month period then ended, and notes to the financial statements, including material accounting policies and other explanatory information. In our opinion, the condensed consolidated financial statements referred to above were prepared, in all material respects, in accordance with the International Accounting Standard (IAS 34) - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the "Auditor's responsibilities for the audit of the condensed consolidated financial statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, as applicable to audits of financial statements of public interest entities in Brazil, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current six-month period. These matters were addressed in the context of our audit of the condensed consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Matters Why it is a Key Audit Matter How the matter was addressed 11

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit Provision for expected credit loss (Notes 2(c) IV.III and 10) The provision for expected credit loss continued to be an area of focus in our audit, since the measurement of the provision for expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises judgment in evaluating the results produced by the models, and in determining the necessary adjustments. The main judgments exercised by management to calculate the provision for expected credit loss are: (i) selection of quantitative models to assess the expected credit loss, (ii) determination of triggers for significant increase or decrease in credit risk, (iii) identification and grouping of portfolios with similar credit risk characteristics, (iv) establishment of the maximum contractual period for assets with no stated maturity date, (v) determination of prospective information, macroeconomic scenarios and probability- weighted scenarios. The principal considerations for our determination that performing procedures relating to the measurement of the provision for expected credit loss is a key audit matter are: (i) the significant judgment used by management in determining the appropriate assumptions used, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures relating to the assumptions used; (ii) the significant judgment in evaluating audit evidence obtained relating to the assumptions; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the condensed consolidated financial statements. These procedures included, among others: (i) testing the effectiveness of controls related to management's measurement of the provision for expected credit loss which included controls related to the definition and application of the main assumptions used; (ii) testing of the reasonableness of significant assumptions and tests on the integrity and consistency of the data used in the calculation of the provision for expected credit loss, including management's approval and validation process; and (iii) evaluating the adequacy of the disclosures in the condensed consolidated financial statements in relation to the measurement of the provision for expected credit loss. Professionals with specialized skills and knowledge assisted in evaluating the reasonableness of significant assumptions. We consider that the criteria and assumptions adopted by management in determining and recording the provision for expected credit loss disclosed in the notes to the condensed consolidated financial statements are consistent with the information analyzed in our audit. Financial instruments measured using internal models with unobservable inputs (Notes 2(c) IV.III and 28) The Bank and its subsidiaries held financial instruments measured using internal models with unobservable inputs, such as shares and real estate receivable certificates classified within Level 2, and derivatives and debentures classified within Level 3. The measurement of these financial instruments is determined using Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our opinion on the condensed consolidated financial statements. These procedures included, among others: 12

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit valuation techniques based on assumptions that consider market information and conditions. The main assumptions and judgments considered in estimating fair value include: (i) historical databases; (ii) information on similar transactions; (iii) discount rates and estimates of future cash flows; and (iv) determination of the model used through the selection of specific inputs and, in certain cases, the application of valuation adjustments to the model amount or quoted price for financial instruments that are not actively traded. The principal considerations for our determination that the procedures related to these financial instruments constituted a key audit matter were the significant judgments applied by management in selecting the valuation techniques and assumptions used to determine their fair value. This, in turn, involved a high degree of auditor judgment, effort and subjectivity in performing procedures, including the involvement of professionals with specialized skills and knowledge. (i) evaluating the appropriateness of the valuation techniques used to measure these financial instruments at fair value and the assumptions used by management by comparing them with independent valuation techniques and assumptions commonly used in the market; (ii) testing the operating effectiveness of controls over the valuation techniques, including testing the completeness and consistency of the relevant data used in the performance of those controls; (iii) with the assistance of professionals with specialized skills and knowledge, calculating, on a sample basis, an independent estimate of the fair value of these financial instruments and comparing it with management's estimate; and (iv) evaluating the adequacy of the disclosures in the condensed consolidated financial statements relating to the measurement of these financial instruments. We consider that the criteria and assumptions adopted by management in measuring these financial instruments, as disclosed in the notes to the condensed consolidated financial statements, are consistent with the information examined in our audit. Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their condensed consolidated financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries' business, and over the last years, significant short and long-term investments have been made in the information technology systems and processes. In this context, the technology structure is comprised of more than one environment with different processes and segregated controls. As part of our audit procedures, with the support of our specialists, we updated our assessment on the information technology environment, including the automated controls of the application systems that are significant for the preparation of the condensed consolidated financial statements. The procedures we performed comprised the combination of test of the design and effectiveness of key controls, as well as procedures related to the information security, including user access management, system change management and monitoring the 13

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the condensed consolidated financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. operational capacity of the technology infrastructure. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing, and extent of other audit procedures. Provisions and contingent liabilities (Notes 2(c) XII and 29) The Bank and its subsidiaries record liabilities in the condensed consolidated financial statements related to civil, labor, tax and social security provisions when management assesses that a loss is probable and the amount of the loss can be reasonably estimated. No related liability is provisioned in the condensed consolidated financial statements when, after assessing the available information: (i) management concludes that it is not probable that a loss could be incurred in any of the pending proceedings; or (ii) management concludes that it is not possible to estimate the obligation. The Bank and its subsidiaries also disclose contingent liabilities in circumstances in which management concludes that no loss is probable, but it is reasonably possible that a loss may be incurred. Considering that significant judgment is made by management in assessing the likelihood of a loss being incurred and in determining a reasonable estimate of the obligation, which, in turn led to a high degree of auditor judgment and effort in evaluating management's estimate of the losses associated with legal proceedings, we continue to consider this an area of audit. We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision and contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, on a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by management for determining and recording the provision for judicial and administrative proceedings, as well as the information disclosed in the condensed consolidated financial statements are consistent with the information analyzed in our audit. Other matters - Condensed consolidated Statements of Value Added The Condensed Consolidated Statement of Value Added for the six-month period ended June 30, 2026, prepared under the responsibility of the Bank's management and presented as supplementary information for IAS 34 purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's condensed consolidated financial statements. For the purposes of forming our opinion, we evaluated whether this statement is 14

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Itaú Unibanco Holding S.A. reconciled with the condensed consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, this Condensed Consolidated Statement of Value Added has been prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and is consistent with the condensed consolidated financial statements taken as a whole. Reconciliation of net income and stockholders' equity (Note 33(a)) The reconciliation of net income and stockholders' equity of the individual financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BCB) and the condensed consolidated financial statements prepared in accordance with International Accounting Standard ("BCB GAAP and IFRS Reconciliation"), for the six-month period ended June 30, 2026, prepared under the responsibility of the Bank's management, as described in Note 33(a), and in compliance with the requirements of the BCB standards, is presented as supplementary information for IAS 34 purposes. This information was submitted to audit procedures performed in conjunction with the audit of the Bank's condensed consolidated financial statements for the purpose of expressing an opinion on whether it is reconciled with the condensed consolidated financial statements and accounting records, as applicable. ln our opinion, this BACEN GAAP and IFRS Reconciliation has been prepared, in all material respects, and is consistent with the condensed consolidated financial statements taken as a whole. Other information accompanying the condensed consolidated financial statements and the independent auditor's report The Bank's management is responsible for the other information that comprises the Management Report and the Management Discussion and Analysis. Our opinion on the condensed consolidated financial statements does not cover the Management Report and the Management Discussion and Analysis, and we do not express any form of audit conclusion thereon. In connection with the audit of the condensed consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report and the Management Discussion and Analysis, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the condensed consolidated financial statements Management is responsible for the preparation of the condensed consolidated financial statements in accordance with the IAS 34, of the IASB and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. 15

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Itaú Unibanco Holding S.A. In preparing the condensed consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank's financial reporting process. Auditor's responsibilities for the audit of the condensed consolidated financial statements Our objectives are to obtain reasonable assurance about whether the condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern. 16

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Itaú Unibanco Holding S.A. Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the condensed consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the condensed consolidated financial statements of the current six-month period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, August 4, 2026 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Tatiana Fernandes Kagohara Gueorguiev Contadora CRC 1SP245281/O-6 17

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Balance Sheet (In millions of reais) Assets Note 06/30/2026 12/31/2025 Cash 35,351 37,144 Financial assets 3,011,222 2,880,511 At Amortized Cost 2,109,634 2,042,788 Central Bank of Brazil deposits 170,495 167,275 Interbank deposits 4 69,957 66,195 Securities purchased under agreements to resell 4 250,362 280,595 Securities 9 405,862 329,965 Loan and lease operations 10 1,082,266 1,083,798 Other financial assets 18a 180,588 164,029 (-) Provision for expected credit loss 4, 9, 10 (49,896) (49,069) At Fair Value through Other Comprehensive Income 146,911 132,473 Securities 8 146,911 132,473 At Fair Value through Profit or Loss 754,677 705,250 Securities 5 651,977 628,774 Derivatives 6, 7 100,219 73,384 Other financial assets 18a 2,481 3,092 Insurance contracts 27 303 212 Tax assets 83,783 79,103 Income tax and social contribution - current 2c XIII 5,472 3,027 Income tax and social contribution - deferred 2c XIII, 24b I 65,914 63,486 Other 12,397 12,590 Other assets 18a 21,939 21,625 Investments in associates and joint ventures 11 10,689 10,840 Fixed assets, net 2c VIII, 13 12,525 12,635 Goodwill and Intangible assets, net 14 26,313 24,099 Total assets 3,202,125 3,066,169 The accompanying notes are an integral part of these consolidated financial statements. 18

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Balance Sheet (In millions of reais) Liabilities and stockholders' equity Note 06/30/2026 12/31/2025 Financial Liabilities 2,505,499 2,424,121 At Amortized Cost 2,409,635 2,350,901 Deposits 15 1,134,485 1,114,482 Securities sold under repurchase agreements 17a 463,416 434,607 Interbank market funds 17b 393,275 406,170 Institutional market funds 17c 163,806 154,194 Other financial liabilities 18b 254,653 241,448 At Fair Value through Profit or Loss 93,333 71,427 Derivatives 6, 7 92,089 69,741 Structured notes 16 59 57 Other financial liabilities 18b 1,185 1,629 Provisions for financial guarantees, credit commitments and credits to be released 10 2,531 1,793 Insurance contracts and private pension 27 375,506 353,253 Provisions 29 18,662 17,791 Tax liabilities 24c 12,019 11,582 Income tax and social contribution - current 2c XIII 5,818 6,436 Income tax and social contribution - deferred 2c XIII, 24b II 396 491 Other 5,805 4,655 Other liabilities 18b 62,413 44,346 Total liabilities 2,974,099 2,851,093 Total stockholders’ equity attributed to the owners of the parent company 217,779 204,501 Capital 19a 136,910 136,910 Treasury shares 19a (240) (13) Capital reserves 19c 2,011 2,876 Profit reserves 19c 83,853 67,711 Other comprehensive income (4,755) (2,983) Non-controlling interests 19d 10,247 10,575 Total stockholders’ equity 228,026 215,076 Total liabilities and stockholders' equity 3,202,125 3,066,169 The accompanying notes are an integral part of these consolidated financial statements. 19

Itaú Unibanco Holding S.A.

Condensed Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	04/01 to 06/30/2026	04/01 to 06/30/2025	01/01 to 06/30/2026	01/01 to 06/30/2025
Operating Revenues		**46,453**	**39,362**	**90,153**	**84,378**
Interest and similar income	21a	74,843	64,762	144,898	126,732
Interest and similar expense	21b	(53,620)	(63,399)	(108,965)	(115,873)
Income of Assets and Liabilities at Fair Value through Profit or Loss	21c	8,575	14,104	19,619	26,812
Foreign exchange results and exchange variations in foreign transactions		1,522	12,905	4,143	21,123
Commissions and Banking Fees	22	12,062	11,071	24,012	22,704
Income from Insurance Contracts and Private Pension		**2,456**	**2,298**	**4,790**	**4,301**
Income from Insurance Contracts and Private Pension, net of Reinsurance	27	2,307	2,003	4,350	3,710
Financial Income from Insurance Contracts and Private Pension, net of Reinsurance	27	(11,563)	(11,613)	(20,639)	(20,285)
Income from Financial Assets related to Insurance Contracts and Private Pension		11,712	11,908	21,079	20,876
Other income / (expenses)		615	(2,379)	1,656	(1,421)
Expected Credit Loss from Financial Assets		**(9,394)**	**(7,831)**	**(18,397)**	**(17,389)**
Expected Credit Loss with Loan and Lease Operations	10c	(8,605)	(8,259)	(16,889)	(16,951)
Expected Credit Loss with Other Financial Asset, net		(789)	428	(1,508)	(438)
Operating Revenues Net of Expected Credit Losses from Financial Assets		**37,059**	**31,531**	**71,756**	**66,989**
Other operating income / (expenses)		**(22,785)**	**(21,873)**	**(44,774)**	**(44,446)**
General and administrative expenses	23	(20,316)	(19,393)	(40,906)	(39,387)
Tax expenses		(2,902)	(2,849)	(5,807)	(5,752)
Share of associates and joint ventures	11	433	369	1,939	693
Income / (loss) before income tax and social contribution		**14,274**	**9,658**	**26,982**	**22,543**
Current income tax and social contribution	24a	(2,834)	(3,300)	(5,895)	(5,595)
Deferred income tax and social contribution	24a	884	5,040	3,112	5,157
Net income / (loss)		**12,324**	**11,398**	**24,199**	**22,105**
Net income attributable to owners of the parent company	25	11,979	11,137	23,615	21,644
Net income / (loss) attributable to non-controlling interests	19d	345	261	584	461
Earnings per share - basic	25				
Common		1.09	1.00	2.14	1.95
Preferred		1.09	1.00	2.14	1.95
Earnings per share - diluted	25				
Common		1.07	0.99	2.12	1.93
Preferred		1.07	0.99	2.12	1.93
Weighted average number of outstanding shares - basic	25				
Common		5,617,742,977	5,617,742,977	5,617,742,977	5,617,742,977
Preferred		5,404,036,949	5,483,710,697	5,404,681,975	5,479,027,349
Weighted average number of outstanding shares - diluted	25				
Common		5,617,742,977	5,617,742,977	5,617,742,977	5,617,742,977
Preferred		5,528,196,891	5,584,005,850	5,504,786,141	5,579,857,433

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 20

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Comprehensive Income (In millions of reais) Note 04/01 to 06/30/2026 04/01 to 06/30/2025 01/01 to 06/30/2026 01/01 to 06/30/2025 Net income / (loss) 12,324 11,398 24,199 22,105 Financial assets at fair value through other comprehensive income 8 (301) 776 (586) 922 Change in fair value 119 (80) (539) (148) Tax effect (27) 313 275 (9) (Gains) / losses transferred to income (715) 986 (586) 1,961 Tax effect 322 (443) 264 (882) Hedge 395 (9) 1,215 1,148 Cash flow hedge 7 321 (271) 285 95 Change in fair value 602 (439) 527 174 Tax effect (281) 168 (242) (79) Hedge of net investment in foreign operation 7 74 262 930 1,053 Change in fair value 142 520 1,762 2,030 Tax effect (68) (258) (832) (977) Insurance contracts and private pension (230) 549 (71) 525 Change in discount rate (392) 915 (118) 702 Tax effect 162 (366) 47 (177) Remeasurements of liabilities for post-employment benefits (1) (5) (6) (15) (9) Remeasurements 26 (9) (10) (24) (16) Tax effect 4 4 9 7 Foreign exchange variation in foreign investments 523 (1,743) (2,315) (5,068) Other comprehensive income of non-controlling interests 148 - (257) (311) Total other comprehensive income 530 (433) (2,029) (2,793) Total comprehensive income 12,854 10,965 22,170 19,312 Comprehensive income attributable to the owners of the parent company 12,361 10,704 21,843 19,162 Comprehensive income attributable to non-controlling interests 493 261 327 150 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. 21

Itaú Unibanco Holding S.A.

Condensed Consolidated Statement of Changes in Stockholders' Equity

(In millions of reais)

		Attributed to owners of the parent company					Other comprehensive income							
	Note	Capital	Treasury shares	Capital reserves	Profit reserves	Retained earnings	Financial assets at fair value through other comprehensive income [1]	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge [2]	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Total - 01/01/2025		**90,729**	**(909)**	**2,732**	**121,428**	**-**	**(3,318)**	**556**	**(1,959)**	**11,730**	**(9,899)**	**211,090**	**10,194**	**221,284**
Transactions with owners		**33,334**	**891**	**(401)**	**(33,334)**	**-**	**-**	**-**	**-**	**-**	**-**	**490**	**-**	**490**
Acquisition of treasury shares	19, 20	-	(83)	-	-	-	-	-	-	-	-	(83)	-	(83)
Result of delivery of treasury shares	19, 20	-	974	(9)	-	-	-	-	-	-	-	965	-	965
Recognition of share-based payment plans		-	-	(392)	-	-	-	-	-	-	-	(392)	-	(392)
Capitalization by reserves		33,334	-	-	(33,334)	-	-	-	-	-	-	-	-	-
Dividends		-	-	-	-	-	-	-	-	-	-	-	(440)	(440)
Interest on capital		-	-	-	2,394	(8,612)	-	-	-	-	-	(6,218)	-	(6,218)
Dividends / Interest on capital - declared after previous period		-	-	-	(15,489)	-	-	-	-	-	-	(15,489)	-	(15,489)
Unclaimed dividends and Interest on capital		-	-	-	-	18	-	-	-	-	-	18	-	18
Corporate reorganization	2c I, 3	-	-	-	56	-	-	-	-	-	-	56	-	56
Other		-	-	-	(562)	-	-	-	-	-	-	(562)	-	(562)
Total comprehensive income		**-**	**-**	**-**	**-**	**21,644**	**922**	**525**	**(9)**	**(5,068)**	**1,148**	**19,162**	**150**	**19,312**
Net income		-	-	-	-	21,644	-	-	-	-	-	21,644	461	22,105
Other comprehensive income		-	-	-	-	-	922	525	(9)	(5,068)	1,148	(2,482)	(311)	(2,793)
Appropriations:														
Legal reserve		-	-	-	1,113	(1,113)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	11,937	(11,937)	-	-	-	-	-	-	-	-
Total - 06/30/2025	**19**	**124,063**	**(18)**	**2,331**	**87,543**	**-**	**(2,396)**	**1,081**	**(1,968)**	**6,662**	**(8,751)**	**208,547**	**9,904**	**218,451**
Change in the period		**33,334**	**891**	**(401)**	**(33,885)**	**-**	**922**	**525**	**(9)**	**(5,068)**	**1,148**	**(2,543)**	**(290)**	**(2,833)**
Total - 01/01/2026		**136,910**	**(13)**	**2,876**	**67,711**	**-**	**(2,338)**	**1,494**	**(1,964)**	**8,722**	**(8,897)**	**204,501**	**10,575**	**215,076**
Transactions with owners		**-**	**(227)**	**(865)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(1,092)**	**-**	**(1,092)**
Acquisition of treasury shares	19, 20	-	(1,760)	-	-	-	-	-	-	-	-	(1,760)	-	(1,760)
Result of delivery of treasury shares	19, 20	-	1,533	(89)	-	-	-	-	-	-	-	1,444	-	1,444
Recognition of share-based payment plans		-	-	(776)	-	-	-	-	-	-	-	(776)	-	(776)
Dividends		-	-	-	-	-	-	-	-	-	-	-	(655)	(655)
Interest on capital		-	-	-	-	(9,036)	-	-	-	-	-	(9,036)	-	(9,036)
Unclaimed dividends and Interest on capital		-	-	-	-	27	-	-	-	-	-	27	-	27
Corporate reorganization	2c I, 3	-	-	-	55	-	-	-	-	-	-	55	-	55
Other		-	-	-	1,481	-	-	-	-	-	-	1,481	-	1,481
Total comprehensive income		**-**	**-**	**-**	**-**	**23,615**	**(586)**	**(71)**	**(15)**	**(2,315)**	**1,215**	**21,843**	**327**	**22,170**
Net income		-	-	-	-	23,615	-	-	-	-	-	23,615	584	24,199
Other comprehensive income		-	-	-	-	-	(586)	(71)	(15)	(2,315)	1,215	(1,772)	(257)	(2,029)
Appropriations:														
Legal reserve		-	-	-	1,160	(1,160)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	13,446	(13,446)	-	-	-	-	-	-	-	-
Total - 06/30/2026	**19**	**136,910**	**(240)**	**2,011**	**83,853**	**-**	**(2,924)**	**1,423**	**(1,979)**	**6,407**	**(7,682)**	**217,779**	**10,247**	**228,026**
Change in the period		**-**	**(227)**	**(865)**	**16,142**	**-**	**(586)**	**(71)**	**(15)**	**(2,315)**	**1,215**	**13,278**	**(328)**	**12,950**

1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.

2) Includes cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 22

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Cash Flows (In millions of reais) Note 01/01 to 06/30/2026 01/01 to 06/30/2025 Adjusted net income 50,488 42,572 Net income 24,199 22,105 Adjustments to net income: 26,289 20,467 Share-based payment (427) (368) Effects of changes in exchange rates on cash and cash equivalents 3,795 5,030 Expected credit loss with financial assets 18,397 17,389 Income from interest and foreign exchange variation from operations with subordinated debt 2,617 884 Financial income from insurance contracts and private pension 27 20,639 20,285 Depreciation and amortization 3,616 3,297 Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 29b 500 1,143 Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 29b 2,555 1,202 Revenue from update / charges on deposits in guarantee (524) (445) Deferred taxes (excluding hedge tax effects) 24b 120 (1,390) Income from share in the net income of associates and joint ventures and other investments (1,939) (693) Income from financial assets at fair value through other comprehensive income (586) 1,961 Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (5,303) (1,452) Income from interest and foreign exchange variation of financial assets at amortized cost (18,821) (25,845) Income from sale of investments and fixed assets (160) (93) Other 23 1,810 (438) Change in assets and liabilities 76,224 (40,388) (Increase) / decrease in assets Interbank deposits (3,348) 36,952 Securities purchased under agreements to resell 78,525 6,818 Central Bank of Brazil deposits (3,220) (4,819) Loan and lease operations (15,144) (4,662) Derivatives (assets / liabilities) (3,272) 9,442 Financial assets at fair value through profit or loss (23,203) (79,888) Other financial assets (15,424) (1,192) Tax assets (2,252) (762) Other assets (3,469) (10,292) (Decrease) / increase in liabilities Deposits 20,003 (34,981) Securities sold under repurchase agreements 28,809 23,136 Funds from interbank markets (12,895) (5,133) Funds from institutional markets 4,595 4,961 Other financial liabilities 12,761 15,164 Financial liabilities at fair value throught profit or loss 2 (74) Insurance contracts and private pension 1,543 3,152 Provisions (6,818) 2,135 Tax liabilities 7,811 1,008 Other liabilities 17,910 4,473 Payment of income tax and social contribution (6,690) (5,826) Net cash from / (used in) operating activities 126,712 2,184 Dividends / Interest on capital received from investments in associates and joint ventures 460 315 (Purchase) / Funds from the sale of financial assets at fair value through other comprehensive income (9,727) (6,458) (Purchase) / Redemptions of financial assets at amortized cost (57,225) 39,325 (Purchase) / Sale of investments in associates and joint ventures (3) (22) (Purchase) / Sale of fixed assets (672) (495) (Purchase) / Sale and Termination of intangible asset agreements 14 (5,251) (3,020) Net cash from / (used in) investment activities (72,418) 29,645 Raising of subordinated debt obligations 6,315 9,401 Redemption of subordinated debt obligations (3,915) (833) Change in non-controlling interests stockholders (257) (311) Acquisition of treasury shares (1,760) (83) Result of delivery of treasury shares 1,095 941 Dividends / interest on capital paid to non-controlling interests (655) (440) Dividends / interest on capital paid (4,402) (20,864) Net cash from / (used in) financing activities (3,579) (12,189) Net increase / (decrease) in cash and cash equivalents 2c III 50,715 19,640 Cash and cash equivalents at the beginning of the period 114,890 117,286 Effect of changes in exchange rates on cash and cash equivalents (3,795) (5,030) Cash and cash equivalents at the end of the period 161,810 131,896 Cash 35,351 32,177 Interbank deposits 47,108 40,822 Securities purchased under agreements to resell - Collateral held 79,351 58,897 Additional information on cash flow (Mainly operating activities) Interest received 138,833 141,618 Interest paid 86,380 124,334 Non-cash transactions Loans transferred to assets held for sale - - Dividends and interest on capital declared and not yet paid 7,346 5,191 The accompanying notes are an integral part of these consolidated financial statements. 23

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Added Value (In millions of reais) 01/01 to 06/30/2026 01/01 to 06/30/2025 Income 183,953 186,629 Interest and similar 171,892 178,434 Commissions and banking fees 24,012 22,704 Income from insurance contracts and private pension 4,790 4,301 Expected credit loss with financial assets (18,397) (17,389) Other 1,656 (1,421) Expenses (113,824) (118,945) Interest and similar (108,965) (115,873) Other (4,859) (3,072) Inputs purchased from third parties (12,020) (12,967) Third-Party and financial system services, security, transportation and travel expenses (4,014) (4,046) Other (8,006) (8,921) Data processing and telecommunications (3,173) (2,829) Advertising, promotions and publication (897) (882) Installations and materials (696) (682) Other (3,240) (4,528) Gross added value 58,109 54,717 Depreciation and amortization (3,745) (3,642) Net added value produced by the company 54,364 51,075 Added value received through transfer - Result of equity method 1,939 693 Total added value to be distributed 56,303 51,768 Distribution of added value 56,303 51,768 Personnel 17,230 16,787 Direct compensation 13,667 12,923 Benefits 2,848 3,209 FGTS – government severance pay fund 715 655 Taxes, fees and contributions 14,104 12,075 Federal 13,176 11,175 Municipal 928 900 Return on third parties’ capital 770 801 Rent 770 801 Return on capital 24,199 22,105 Dividends and interest on capital 9,036 8,612 Retained earnings attributable to owners of the parent company 14,579 13,032 Retained earnings attributable to non-controlling interests 584 461 The accompanying notes are an integral part of these financial statements. 24

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Itaú Unibanco Holding S.A. Notes to the Condensed Consolidated Financial Statements At 06/30/2026 and 12/31/2025 for balance sheet accounts and from 01/01 to 06/30 of 2026 and 2025 for the statement of income (In millions of reais, except when indicated) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, No.100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Business, Wholesale Business and Activities with the Market + Corporation. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAU UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These Consolidated Financial Statements were approved by the Board of Directors on August 04, 2026. Note 2 - Material accounting policies a) Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that annual Consolidated Financial Statements, in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as “IFRS accounting standards”). ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The information in the Financial Statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration. These Consolidated Financial Statements were prepared in accordance with IAS 34 - Interim Financial Reporting and ITAÚ UNIBANCO HOLDING opted to present its Condensed Financial Statements. The presentation of the Statement of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Added Value; however, the IFRS do not require the presentation of this statement, which is presented as supplementary information, without prejudice to the set of Financial Statements. 25

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 b) Changes in new accounting standards and interpretations of existing standards I - Applicable for period ended June 30, 2026 • IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments - Disclosures: The amendments mainly address the following topics: additional guidance on the assessment of "solely payments of principal and interest" (SPPI Test) for financial assets and date of recognition and write-off of financial instruments. The amendments are effective for years starting on January 1st, 2026. ITAÚ UNIBANCO HOLDING reclassified corporate securities, investment fund quotas and other securities classified in the category fair value through profit or loss, in the amount of R$ 35,584, to the category amortized cost, for the amount of R$ 37,876. The changes had a positive effect of R$ 1,421 in Stockholders’ Equity, net of taxes. II - Applicable for future periods • IFRS 18 - Presentation and Disclosure in Financial Statements: Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investment and financing) into the structure of the statement of income. It also requires companies to disclose explanations about the performance measures established by management related to the statement of income. These amendments are effective for years beginning January 1st, 2027. Possible impacts are being evaluated and will be concluded by the date the standard becomes effective. c) Accounting policies, critical estimates and material judgments This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING’s specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments. I - Consolidation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING comprise the transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis. The Consolidated Financial Statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts related to transaction values have been eliminated. 26

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional Currency [1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				06/30/2026	12/31/2025	06/30/2026	12/31/2025
In Brazil							
Banco Itaú Consignado S.A. [2]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	53.88%	53.88%	53.88%	53.88%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Banco Itaú Chile	Chilean peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Colombia S.A.	Colombian peso	Colombia	Financial institution	67.06%	67.06%	67.06%	67.06%

1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which functional currency is the US Dollar.
2) Company merged by Itaú Unibanco S.A. at 05/31/2026.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 27

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 I.I - Business combinations When accounting for business combinations, ITAÚ UNIBANCO HOLDING exercises judgments in the identification, recognition, and measurement of: price adjustments, contingent considerations, and options or obligations to buy or sell ownership interest of the acquired entity. Non-controlling interests’ ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders’ Equity of the acquired entity. I.II - Capital transactions with non-controlling interests Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling interests is recognized directly in Stockholders' Equity. II - Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates. Foreign currency operations are translated using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Consolidated Statement of Income. For conversion of the Financial Statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING loses control of the foreign entity. The ITAÚ UNIBANCO HOLDING conducts partial hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity. III - Cash and cash equivalents They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank deposits and Securities purchased under agreements to resell (Collateral held). IV - Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value on the trading date. Financial assets are written off, on the trading date, if: • the contractual rights to the cash flows of the financial asset expire. • there are no reasonable expectations of its recovery. In this case, the write-off is carried out simultaneously with the use of the related allowance for expected credit loss and collection procedures are maintained. Subsequent recoveries are accounted for as revenue as a counterparty to asset, with the constitution of their respective provision for expected credit loss. • ITAÚ UNIBANCO HOLDING transfers substantially the risks and benefits of the financial asset. The main judgments exercised by ITAÚ UNIBANCO HOLDING in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control. 28

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 When the contractual cash flow of a financial asset is renegotiated or otherwise modified, ITAÚ UNIBANCO HOLDING estimates that the modification event has not caused write-off of the contract, the gross book value of this financial asset is recalculated by comparing the original and renegotiated cash flows, and the effects of the modification are recognized in income. Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is released, canceled, expired, or substantially modified. ITAÚ UNIBANCO HOLDING considers that the obligation was substantially modified when the present value of cash flows under the new terms is at least 10% different from the present value of the cash flows remaining from the original obligation. IV.I Classification of financial assets Financial assets are classified and subsequently measured in the following categories: • Amortized cost (AC): used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest. • Fair value through other comprehensive income (FVOCI): used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale. • Fair value through profit or loss (FVPL): used for financial assets that do not meet the aforementioned criteria above and the financial assets irrevocably designated in the initial recognition at fair value through profit or loss. The category depends on the business model under which the financial assets are managed and the characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Financial assets designated as fair value through profit or loss: ITAÚ UNIBANCO HOLDING has financial assets designated at fair value through profit or loss to reduce an accounting mismatch. Business models: are established according to the objectives of the business areas, considering the risks that affect their performance of the business model; how it is assessed and reported to Management and how the managers of the business are compensated. SPPI Test: is the assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING assesses mainly the following situations to determine compliance with the SPPI Test: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset do not meet the SPPI Test and it's classified in the category Fair value through profit or loss. Hybrid Contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing. Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at Fair value through profit or loss. In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative and the underlying instrument is not booked at Fair value through profit or loss. Equity instruments: the shares and quotas are classified at Fair value through profit or loss, except when the financial instrument is held with a purpose other than its trading, situation in which ITAÚ UNIBANCO HOLDING designates it, on an irrevocable basis, at Fair value through other comprehensive income. 29

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 IV.II - Classification of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: • Financial liabilities at fair value through profit or loss: classification applied to financial liabilities designated, irrevocably, at fair value through profit or loss for the purpose to reduce accounting asymmetries and to derivatives. • Credit commitments and Credits to be released. • Financial guarantees: measured at the higher amount between (i) the provision for expected credit loss; and (ii) the balance of the fee on the service to be deferred in income, according to the contract term. • Premium bonds plans: they are classified as financial liabilities at the amortized cost, although they are regulated by the body that regulates the Brazilian insurance market. Revenue from premium bonds plans is recognized during the contract period and measured according to the contractual conditions of each plan. IV.III - Subsequent measurement of financial instruments Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING classifies this information according to the relevance of data observed in the fair value measurement process: Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques. The adjustment to fair value of financial assets and liabilities is recognized in Stockholders' equity for financial assets measured at fair value through other comprehensive income or in the Consolidated Statement of Income for the other financial assets and liabilities. The portion of the fair value variation resulting from changes in ITAÚ UNIBANCO HOLDING own credit risk is recognized in income for derivative financial liabilities, and in other comprehensive income when it is a financial liability designated at fair value through profit or loss, both amounts net of tax effects. To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Interest and similar income and income of assets and liabilities at fair value through profit or loss. For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. 30

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 The main assumptions considered to estimate the fair value are: historical database, information on similar transactions, discount rate and estimate of future cash flows. The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded. The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methodologies adopted are appropriate and consistent with other market participants. The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 28. Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest rate method, less repayments of principal and interest, and any provision for expected credit loss. Effective interest rate: ITAÚ UNIBANCO HOLDING uses the effective interest rate method to calculate interest income or expense for financial instruments at amortized cost, which considers costs and fees directly attributable to the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts. ITAÚ UNIBANCO HOLDING classifies financial instruments as non-performing if the payment of the principal or interest is overdue for over 90 days or indicates that the obligation will not be honored under the conditions agreed. In this case, the appropriation of interest starts being recognized on the cash basis. Expected credit loss: ITAÚ UNIBANCO HOLDING assesses the expected credit loss associated with financial assets measured at amortized cost and through other comprehensive income, credit commitments, credits to be released and financial guarantee contracts applying a three-stage approach to demonstrate changes in credit risk. • Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly. • Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly. • Stage 3 – applicable to financial instruments which are credit impaired, for which a probability of default (PD) of 100% is considered (problem assets). The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected credit loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions considered to estimate the expected credit loss are: • Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis, at the economic subgroup level. 31

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months. • Maximum contractual period: ITAÚ UNIBANCO HOLDING estimates the useful life of assets that do not have fixed maturity date based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options. • Prospective information: ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected credit loss is projected default, which is related to projections of Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and expanded retail sales. The definition of Macroeconomic scenarios involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected. ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, which are reassessed annually or when the market conditions so require. The main judgments exercised to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios. IV.IV - Derivatives and use of hedge accounting Derivatives: all derivatives are measured at fair value through profit or loss and accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Accounting Hedge: the risk management conducted with derivatives and non-derivatives may give rise to accounting asymmetries due to the different methods to account for each instrument. In view of this, ITAÚ UNIBANCO HOLDING sometimes qualifies economic hedge operations as accounting hedge operations, changing the usual accounting of hedge items or hedging instruments, and, consequently, eliminating existing accounting asymmetry, in order to reflect the economic effects of hedge activity in the financial statements. ITAÚ UNIBANCO HOLDING continues applying all the hedge accounting requirements of IAS 39, that describes three types of hedges: cash flow hedge, hedge of net investment in foreign operations and fair value hedge, which are detailed in Note 7. At the beginning of a hedge transaction, the relationship between the hedging instruments and the hedged items, its risk management objective and strategy are documented. They can be designated as hedging instruments for accounting purposes, derivatives, financial and qualifiable financial assets and liabilities. To maintain the accounting hedge strategies, ITAÚ UNIBANCO HOLDING assesses the effectiveness of strategies on a continuous basis. In the event the hedge becomes ineffective, the designation is revoked, or the derivative expires or is sold, the accounting hedge should be prospectively discontinued. The main judgments exercised in the assessment of hedge strategies are: identification of qualifiable assets and liabilities; determination of the risk to be hedged; selection of quantitative models for effectiveness assessment. 32

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 • Cash flow hedge: the effective portion of gains or losses on hedging instrument is recognized directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the assessment of effectiveness are recognized in income. To evaluate the effectiveness of the cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. At the time the corresponding income or expense of the hedged financial item affects income, the hedge reserve is reclassified to Income of Assets and Liabilities at Fair Value through Profit or Loss. For non-financial hedged items, the hedge reserve is incorporated into the initial cost of the corresponding asset or liability. If the accounting hedge is discontinued, the hedge reserve will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. • Hedge of net investment in foreign operations: is accounted for in a manner similar to a cash flow hedge: the effective portion of hedge instrument gains or losses is recorded directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the effectiveness analysis are recognized in income. To evaluate the effectiveness of the hedge of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses the dollar offset method. In the period the foreign operation is partially or completely disposed of, hedge is discontinued, and the hedge reserve is reclassified proportionally to income. • Fair value hedge: gains or losses arising from the measurement at fair value of the covered item, which correspond to the effective portion of the hedge, are recognized in income. If the accounting hedge is discontinued, any adjustment in the book value of the covered item should be amortized in income. To evaluate the effectiveness of the fair value hedge, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method. V - Other non-financial assets Other non-financial assets are composed of Prepaid expenses, Encrypted digital assets, Assets held for sale, among others. Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period. Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value. ITAÚ UNIBANCO HOLDING exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale. 33

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 VI - Investments in associates and joint ventures Associates are companies in which ITAÚ UNIBANCO HOLDING has a significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest. Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless of their percentage of interest. Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method. VII - Lease operations (Lessee) To conduct its commercial activities, ITAÚ UNIBANCO HOLDING is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In case the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due. To establish the lease period, ITAÚ UNIBANCO HOLDING considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be. The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal. VIII - Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. ITAÚ UNIBANCO HOLDING recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year. The main judgements are about the definition of the residual values and useful life of assets. IX - Goodwill and lntangible assets Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, not being amortized. Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, software and rights for acquisition of payrolls. Intangible assets are measured at amortized cost in the initial recognition and amortized using the straight-line method over their estimated useful lives. X - Impairment of non-financial assets The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU). 34

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 To assess the recoverable amount, ITAÚ UNIBANCO HOLDING considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario. Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium. The assessment of recoverable amount reflects Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be. The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows. XI - Insurance contracts and private pension To measure the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING uses the three measurement approaches below, considering the characteristics of the contracts: • Standard Model (Building Block Approach - BBA): insurance contracts without direct participation feature with coverage longer than 1 year or that are onerous. The Insurance portfolio basically includes Life, Health, Credit Life and Housing, the first two of which are onerous. The Private Pension portfolio includes Traditional Plans and Death and Disability Risk Coverage Plans, the former being onerous. Insurance contracts and private pension classified as onerous are not actively sold, and the contractual conditions of the life insurance contracts in force are different and classified as profitable. • Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. ITAÚ UNIBANCO HOLDING applies this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which funds are invested and the insured party has the possibility of earning income after the accumulation period. • Simplified Model (Premium Allocation Approach - PAA): insurance contracts and reinsurance contracts held, whose coverage periods are equal to or less than one year or when they produce results similar to those that would be obtained if the standard model were used, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs. The initial recognition of groups of insurance contracts and private pension is performed by the total of: • Contractual service margin, which represents the unearned profit that will be recognized as it provides insurance contract service in the future. • Fulfillment cash flows, composed of the present value of estimated cash inflows and outflows of funds over the period covered by the portfolio, risk adjusted for non-financial risk. The risk adjustment for non-financial risk is the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk. The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between: 35

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 • Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the provision of the management service and insurance risks, and in the other portfolios, recognition is on a straight- line basis over the term of the contract. • Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that are, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. To estimate fulfillment cash flows and expected profitability (contractual service margin), ITAÚ UNIBANCO HOLDING uses actuarial models and assumptions, exercising judgment mainly to establish: (i) the aggregation of contracts; (ii) the period of service provided; (iii) discount rate; (iv) actuarial calculation models; (v) risk adjustment for non-financial risk models and confidence levels; (vi) the group's level of profitability; and (vii) contract coverage unit. The main assumptions used are: (i) inflow assumptions: contributions and premiums; (ii) outflow assumptions: conversion rates into income, redemptions, cancellation rate and loss ratio; (iii) discount rate; (iv) biometric tables; and (v) risk adjustment for non-financial risk. Regarding the assessment components separation of an insurance contract, the investment component that exists in ITAÚ UNIBANCO HOLDING’s private pension contracts of is highly interrelated with the insurance component, that is, the investment component (accumulation phase) is necessary to measure the payments to be made to the insured party (benefit granting phase). For portfolios of long-term insurance contracts and private pension, except for Private Pension PGBL and VGBL portfolios, ITAÚ UNIBANCO HOLDING opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and income for the period. In the portfolios of short-term insurance and Private Pension PGBL and VGBL, the financial income is fully recognized in income for the period. The assumptions used in the measurement of insurance contracts and private pension are reviewed periodically and are based on best practices and analysis of the experience of ITAÚ UNIBANCO HOLDING. The discount rate used by ITAÚ UNIBANCO HOLDING to bring the projected cash flows from insurance contracts and private pension to present value is obtained by building a Term Structure of Interest Rates with internal modeling, which represents a set of vertices that contain the expectation of an interest rate associated with the term of portfolio (or maturity). In addition to considering the characteristics of the indexing units of each portfolio (IGPM, IPCA and TR), the discount rate has a component that aims at reflecting the differences between the liquidity characteristics of the financial instruments that substantiate the rates observed in the market and the liquidity characteristics of insurance contracts (a “bottom-up” approach). Specifically for insurance products, cash flows are projected using the method known as the run-off triangle on a quarterly basis. For private pension plans, cash flows are projected based on assumptions applicable to the product. Risk adjustment for non-financial risk is obtained by resampling based on claims data with portfolio by grouping, using the Monte Carlo statistical method. Resampling is brought to present value using the discount rate applied to future cash flows. Based on this, percentiles proportional to the confidence level are calculated, determined in an interval between 60% and 70%, depending on the group. Biometric tables represent the probability of death, survival or disability of an insured party. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted by the criterion of development of longevity expectations of the G Scale, and for the estimates of entry into disability, the Álvaro Vindas table is used. 36

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 The conversion rate into income reflects the historical expectation of converting the balances accumulated by insured parties into retirement benefits, and the decision is influenced by behavioral, economic and tax factors. XII - Provisions, contingent assets and contingent liabilities Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations. According to the probability of loss they are classified as: (i) probable and are provisioned in the Financial Statements; (ii) possible, are not provisioned and are reported in the Notes; and (iii) remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements. Provisions and contingent liabilities are estimated in a mass or individualized basis: • Mass lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to the statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small claims court or ordinary court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered. • Individual lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due. Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force. Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income. The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount. Information on provisions and contingencies for legal proceedings are detailed in Note 29. XIII - Income tax and social contribution The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. Deferred tax assets may arise from: temporary differences, which may be deductible in future periods, and income tax losses and social contribution tax loss on net income, which may be offset in the future. The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole. 37

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts. The main judgments that ITAÚ UNIBANCO HOLDING exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used. ITAÚ UNIBANCO HOLDING applies the normative exception and does not recognize and disclose deferred tax assets and liabilities related to taxes on profits under Pillar II of the Organization for Economic Cooperation and Development (OECD). Currently no material impacts on current tax are expected in the jurisdictions applicable to ITAÚ UNIBANCO HOLDING. The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the period in which they are enacted. In cases where tax treatment of a tax is uncertain, ITAÚ UNIBANCO HOLDING assesses the need for recognizing a provision to cover this uncertainty. XIV - Post-employment benefits ITAÚ UNIBANCO HOLDING sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities. The present value of obligations, net of fair value of assets, is recognized in the liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING. Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant being the nominal discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations. Annual remeasurements of the plans are recognized under Stockholders’ Equity, in Other Comprehensive Income. The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate. XV - Share-based payments Share-based payments are measured at the fair value, with recognition in Stockholders’ Equity during the vesting period of the instruments. In case the manager or employee leaves before the end of the vesting period, ITAÚ UNIBANCO HOLDING exercises judgment on the departure conditions, considering the specificity of each plan. The plans are settled with shares and are made up of variable compensation programs in shares and partner program. XVI - Treasury shares The purchase and sale of common and preferred shares are recorded in Stockholders’ Equity under Treasury shares at average share price. The difference between the sale price and the average price of the treasury shares is accounted for as a reduction or increase in Capital Reserves. The cancellation of treasury shares is conducted at the average price of shares and its effect is accounted for in Capital Reserves. 38

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 XVII - Capital compensation ITAÚ UNIBANCO HOLDING compensates its shareholders with dividends and Interest on Capital. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of Stockholders' Equity in the Consolidated Financial Statements. Dividends are calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards. Minimum dividend amounts ascertained based on percentages established in the bylaws are recorded as liabilities. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by the Board of Directors. Dividends and interest on capital are presented in Note 19. XVIII - Commissions and banking fees Commissions and banking fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract. Service revenues related to credit cards, debit, current account, payments and collections and economic, financial and brokerage advisory are recognized when said services are provided. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. ITAÚ UNIBANCO HOLDING exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided. Note 3 - Business development Avenue Holding Cayman Ltd On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, granted on October 31, 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda. (ITB HOLDING), acquired 35% of AVENUE’s capital. In the second phase, performed on January 30, 2026, ITAÚ UNIBANCO HOLDING through its subsidiary ITB HOLDING, acquired an additional 17.2% ownership interest in AVENUE, for approximately R$ 730 and started holding control with 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest. Effective acquisitions and financial settlements occurred after the required regulatory approvals. 39

Note 4 - Interbank deposits and securities purchased under agreements to resell

The accounting policy on Interbank deposits and securities purchased under agreements to resell is presented in Note 2c IV.

	06/30/2026	12/31/2025
	Amortized cost	Amortized cost
Securities purchased under agreements to resell	**250,362**	**280,595**
Collateral held	95,153	39,562
Collateral repledge	74,434	162,795
Assets received as collateral with right to sell or repledge	27,421	55,300
Assets received as collateral without right to sell or repledge	47,013	107,495
Collateral sold	80,775	78,238
Interbank deposits	**69,957**	**66,195**
(Provision for expected credit loss)	**(22)**	**(29)**
Total	**320,297**	**346,761**
Current	**310,956**	**339,703**
Non-current	**9,341**	**7,058**

Interbank deposits and securities purchased under agreements to resell are classified in stage 1.

Note 5 - Securities at fair value through profit or loss (FVPL)

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	06/30/2026			12/31/2025		
	Gross book value	Fair value adjustment	Fair value	Gross book value	Fair value adjustment	Fair value
Government securities	**442,847**	**(846)**	**442,001**	**402,880**	**(6)**	**402,874**
Brazil	435,174	(984)	**434,190**	396,394	64	**396,458**
Latin America	7,116	138	**7,254**	6,085	(70)	**6,015**
Abroad	557	-	**557**	401	-	**401**
Corporate securities	**121,591**	**(369)**	**121,222**	**147,915**	**(2,540)**	**145,375**
Rural product note	436	(35)	**401**	634	2	**636**
Bank deposit certificates	1,160	(2)	**1,158**	1,108	-	**1,108**
Real estate receivables certificates	1,903	(37)	**1,866**	2,134	(88)	**2,046**
Debentures	74,761	(278)	**74,483**	100,376	(2,470)	**97,906**
Eurobonds and other	2,510	(28)	**2,482**	3,093	5	**3,098**
Financial bills	38,470	2	**38,472**	37,341	4	**37,345**
Promissory and commercial notes	927	-	**927**	1,177	(3)	**1,174**
Other	1,424	9	1,433	2,052	10	2,062
Shares	**30,630**	**(2,005)**	**28,625**	**24,824**	**351**	**25,175**
Investment funds	**33,578**	**(116)**	**33,462**	**39,940**	**(95)**	**39,845**
Total	**628,646**	**(3,336)**	**625,310**	**615,559**	**(2,290)**	**613,269**
Government securities (Designated at FVPL)	26,635	32	26,667	15,471	34	15,505
Fair value	**655,281**	**(3,304)**	**651,977**	**631,030**	**(2,256)**	**628,774**

The securities pledged as Guarantee of funding transactions with financial institutions and customers and post-employment benefits (note 26b), are: a) Government securities - Brazil R$ 139,970 (R$ 86,660 at 12/31/2025), b) Government securities - Latin America R$ 2,738 (R$ 344 at 12/31/2025) and c) Corporate securities R$ 566 (R$ 176 at 12/31/2025), totaling R$ 143,274 (R$ 87,180 at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 40

Securities at FVPL, by maturity:

	06/30/2026		12/31/2025	
	Gross book value	Fair value	Gross book value	Fair value
Current	**237,249**	**235,073**	**150,736**	**150,847**
Non-stated maturity	60,377	58,239	52,476	52,718
Up to one year	176,872	176,834	98,260	98,129
Non-current	**418,032**	**416,904**	**480,294**	**477,927**
From one to five years	304,652	304,267	356,739	356,539
From five to ten years	88,289	87,992	94,449	93,757
After ten years	25,091	24,645	29,106	27,631
Total	**655,281**	**651,977**	**631,030**	**628,774**

Financial assets at fair value through profit or loss - Securities include assets with a fair value of R$ 357,425 (R$ 335,480 at 12/31/2025) that belong to investment funds which are wholly owned by Itaú Vida e Previdência S.A. The return on those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

Note 6 - Derivatives

The accounting policy on Derivatives is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING trades in derivatives with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures - They are agreements to buy or sell financial or non-financial instruments on a future date at a fixed price. These contracts can be settled in cash or by physical delivery. The nominal value of these contracts represents the face value of the associated instrument.

Forwards - They are forward contracts that involve the purchase or sale of financial and non-financial instruments on a future date, at a contracted price, and which are settled by delivering or not the underlying item against a financial amount. They include exchange contracts that are currency forwards.

Options - They are contracts that allow the buyer, upon the payment of a fee, the right to buy or sell financial or non-financial instruments at a fixed price during a specified term.

Swaps - They are contracts to settle in cash on a future date or dates, the difference between two specified financial indexes, applied over a notional principal amount.

Credit derivatives - They are financial instruments which aim is to transfer credit risk:

- **Credit default swap (CDS):** They are contracts whose amount depends on the credit risk of a financial asset (reference entity), allowing the buyer of the protection to transfer this risk to the seller of the protection. The seller, in exchange for a fee, assumes the obligation to make payments when a credit event occurs.

- **Total return swap (TRS):** They are contracts in which the parties exchange the full return of an asset or basket of assets for periodic cash flows.

Further information on parameters used to manage risks may be found in Note 32.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 41

a) Derivatives by maturity date and counterparty

By notional amount	06/30/2026							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	323,648	63,689	2,156,046	579,820	202,644	1,587	8,687	3,336,121
31 - 90	226,247	31,192	904,658	547,471	146,020	-	5,455	1,861,043
91 - 365	417,685	64,717	3,543,748	1,787,375	322,379	44,443	4,140	6,184,487
366 - 720	141,006	11,089	73,801	1,109,045	77,555	25,827	4,104	1,442,427
Over 720 days	277,870	4,757	43,953	1,764,917	53,676	46,782	4,169	2,196,124
Total	**1,386,456**	**175,444**	**6,722,206**	**5,788,628**	**802,274**	**118,639**	**26,555**	**15,020,202**
Counterparties								
Stock exchange	1,192,902	1,148	4,706,679	3,523,607	42,740	49,501	-	9,516,577
Over-the-counter market	193,554	174,296	2,015,527	2,265,021	759,534	69,138	26,555	5,503,625
Financial institutions	5,736	143,910	94,096	1,598,649	445,501	69,138	6,220	2,363,250
Companies	187,818	30,222	1,916,615	626,610	311,360	-	20,335	3,092,960
Individuals	-	164	4,816	39,762	2,673	-	-	47,415
Total	**1,386,456**	**175,444**	**6,722,206**	**5,788,628**	**802,274**	**118,639**	**26,555**	**15,020,202**

By notional amount	12/31/2025							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	499,584	56,115	1,452,351	686,500	237,606	2,751	1,081	2,935,988
31 - 90	224,069	34,281	833,624	515,001	155,756	-	388	1,763,119
91 - 365	240,613	61,371	4,419,485	1,222,548	281,022	50,417	635	6,276,091
366 - 720	140,341	12,554	74,601	773,310	73,963	17,752	2,183	1,094,704
Over 720 days	212,304	6,037	44,141	1,406,264	45,741	44,352	6,890	1,765,729
Total	**1,316,911**	**170,358**	**6,824,202**	**4,603,623**	**794,088**	**115,272**	**11,177**	**13,835,631**
Counterparties								
Stock exchange	1,316,883	9,855	6,694,178	2,631,330	143,224	48,710	106	10,844,286
Over-the-counter market	28	160,503	130,024	1,972,293	650,864	66,562	11,071	2,991,345
Financial institutions	28	118,102	81,893	1,593,922	397,802	66,562	7,026	2,265,335
Companies	-	42,356	44,662	341,383	250,286	-	4,045	682,732
Individuals	-	45	3,469	36,988	2,776	-	-	43,278
Total	**1,316,911**	**170,358**	**6,824,202**	**4,603,623**	**794,088**	**115,272**	**11,177**	**13,835,631**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 42

By fair value - assets	06/30/2026							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	-	21,024	673	738	2,197	1	676	25,309
31 - 90	-	569	1,120	2,297	1,971	-	4	5,961
91 - 365	-	430	3,210	11,429	5,613	84	2	20,768
366 - 720	-	480	3,462	7,328	925	82	9	12,286
Over 720 days	-	52	3,886	30,988	599	232	138	35,895
Total	**-**	**22,555**	**12,351**	**52,780**	**11,305**	**399**	**829**	**100,219**
Counterparties								
Stock exchange	-	244	6,735	20,960	1,141	153	698	29,931
Over-the-counter market	-	22,311	5,616	31,820	10,164	246	131	70,288
Financial institutions	-	21,021	2,933	18,980	5,173	246	147	48,500
Companies	-	1,289	2,563	12,189	4,938	-	(16)	20,963
Individuals	-	1	120	651	53	-	-	825
Total	**-**	**22,555**	**12,351**	**52,780**	**11,305**	**399**	**829**	**100,219**

By fair value - liabilities	06/30/2026							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	-	(21,881)	(630)	(1,048)	(2,393)	(6)	-	(25,958)
31 - 90	-	(597)	(948)	(1,028)	(2,135)	-	(20)	(4,728)
91 - 365	-	(368)	(2,593)	(8,596)	(6,616)	(15)	(23)	(18,211)
366 - 720	-	(130)	(1,763)	(7,595)	(1,306)	(27)	(7)	(10,828)
Over 720 days	-	(61)	(2,750)	(28,362)	(846)	(227)	(134)	(32,380)
Total	**-**	**(23,037)**	**(8,684)**	**(46,629)**	**(13,296)**	**(275)**	**(184)**	**(92,105)**
Counterparties								
Stock exchange	-	-	(3,071)	(19,601)	(1,740)	(196)	(28)	(24,636)
Over-the-counter market	-	(23,037)	(5,613)	(27,028)	(11,556)	(79)	(156)	(67,469)
Financial institutions	-	(21,192)	(2,156)	(16,023)	(6,189)	(79)	(134)	(45,773)
Companies	-	(1,784)	(3,389)	(8,011)	(5,318)	-	(22)	(18,524)
Individuals	-	(61)	(68)	(2,994)	(49)	-	-	(3,172)
Total	**-**	**(23,037)**	**(8,684)**	**(46,629)**	**(13,296)**	**(275)**	**(184)**	**(92,105)**

By fair value - assets	12/31/2025							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	-	2,037	1,388	4,885	2,223	198	570	11,301
31 - 90	-	414	1,264	1,264	1,719	-	1	4,662
91 - 365	-	1,462	3,895	4,826	3,153	57	6	13,399
366 - 720	-	543	1,864	9,371	749	97	17	12,641
Over 720 days	-	151	3,315	26,838	507	263	307	31,381
Total	**-**	**4,607**	**11,726**	**47,184**	**8,351**	**615**	**901**	**73,384**
Counterparties								
Stock exchange	-	420	7,995	20,217	1,137	163	590	30,522
Over-the-counter market	-	4,187	3,731	26,967	7,214	452	311	42,862
Financial institutions	-	3,075	2,153	18,975	4,153	452	294	29,102
Companies	-	1,111	1,500	7,312	3,007	-	17	12,947
Individuals	-	1	78	680	54	-	-	813
Total	**-**	**4,607**	**11,726**	**47,184**	**8,351**	**615**	**901**	**73,384**

By fair value - liabilities	12/31/2025							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	-	(3,203)	(513)	(5,078)	(2,574)	-	(40)	(11,408)
31 - 90	-	(621)	(895)	(1,397)	(1,500)	-	(1)	(4,414)
91 - 365	-	(412)	(3,056)	(4,865)	(4,399)	(4)	(37)	(12,773)
366 - 720	-	(119)	(1,496)	(8,601)	(1,749)	(52)	(6)	(12,023)
Over 720 days	-	(26)	(2,442)	(25,512)	(707)	(311)	(144)	(29,142)
Total	**-**	**(4,381)**	**(8,402)**	**(45,453)**	**(10,929)**	**(367)**	**(228)**	**(69,760)**
Counterparties								
Stock exchange	-	(6)	(3,920)	(20,200)	(1,556)	(184)	(63)	(25,929)
Over-the-counter market	-	(4,375)	(4,482)	(25,253)	(9,373)	(183)	(165)	(43,831)
Financial institutions	-	(3,285)	(2,271)	(16,909)	(4,318)	(183)	(97)	(27,063)
Companies	-	(1,047)	(2,171)	(5,759)	(4,996)	-	(68)	(14,041)
Individuals	-	(43)	(40)	(2,585)	(59)	-	-	(2,727)
Total	**-**	**(4,381)**	**(8,402)**	**(45,453)**	**(10,929)**	**(367)**	**(228)**	**(69,760)**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 43

Own credit risk (DVA) was R$ 16 (R$ 19 at 12/31/2025) and is composed of derivatives.

The amount of the margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 24,425 (R$ 22,662 at 12/31/2025), composed basically of cash, shares and government securities.

b) Derivatives by index

	06/30/2026							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Shares								
Notional amount	25,792	452	1,908,040	3,471	8,648	6,397	-	**1,952,800**
Fair value - asset	-	246	7,881	524	165	122	-	**8,938**
Fair value - liability	-	-	(5,778)	(1,297)	(76)	(10)	-	**(7,161)**
Commodities								
Notional amount	14,160	15	13,044	75	8,713	2	-	**36,009**
Fair value - asset	-	17	278	-	432	-	-	**727**
Fair value - liability	-	-	(187)	(1)	(251)	-	-	**(439)**
Interest								
Notional amount	1,289,462	20,380	4,626,297	5,742,900	1,192	112,232	6,153	**11,798,616**
Fair value - asset	-	20,740	1,192	51,136	36	277	152	**73,533**
Fair value - liability	-	(20,461)	(341)	(45,157)	(52)	(265)	(142)	**(66,418)**
Foreign currency								
Notional amount	57,042	154,597	174,825	42,182	783,721	8	20,402	**1,232,777**
Fair value - asset	-	1,552	3,000	1,120	10,672	-	677	**17,021**
Fair value - liability	-	(2,576)	(2,378)	(174)	(12,917)	-	(42)	**(18,087)**

	12/31/2025							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Shares								
Notional amount	15,858	432	2,109,456	2,177	2	6,616	2,727	**2,137,268**
Fair value - asset	-	418	7,246	556	-	131	6	**8,357**
Fair value - liability	-	-	(5,163)	(978)	-	(104)	(27)	**(6,272)**
Commodities								
Notional amount	16,204	17	15,938	49	10,404	2	774	**43,388**
Fair value - asset	-	17	1,274	-	253	-	20	**1,564**
Fair value - liability	-	(15)	(526)	(100)	(442)	-	(20)	**(1,103)**
Interest								
Notional amount	1,229,994	2,202	4,538,681	4,568,007	-	108,642	7,432	**10,454,958**
Fair value - asset	-	2,233	1,073	45,302	-	484	321	**49,413**
Fair value - liability	-	(2,203)	(673)	(43,777)	-	(263)	(147)	**(47,063)**
Foreign currency								
Notional amount	54,855	167,707	160,127	33,390	783,682	12	244	**1,200,017**
Fair value - asset	-	1,939	2,133	1,326	8,098	-	554	**14,050**
Fair value - liability	-	(2,163)	(2,040)	(598)	(10,487)	-	(34)	**(15,322)**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 44

c) Credit derivatives

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

	06/30/2026				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument	**91,067**	**43,149**	**33,247**	**10,703**	**3,968**
CDS	34,976	4,187	16,118	10,703	3,968
TRS	56,091	38,962	17,129	-	-
By risk rating	**91,067**	**43,149**	**33,247**	**10,703**	**3,968**
Investment grade	9,895	551	6,230	2,892	222
Below investment grade	81,172	42,598	27,017	7,811	3,746
By reference entity	**91,067**	**43,149**	**33,247**	**10,703**	**3,968**
Brazilian government	78,601	41,847	26,011	7,218	3,525
Governments – abroad	437	9	256	171	1
Private entities	12,029	1,293	6,980	3,314	442

	12/31/2025				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument	**87,134**	**52,386**	**15,513**	**16,210**	**3,025**
CDS	34,561	1,482	13,844	16,210	3,025
TRS	52,573	50,904	1,669	-	-
By risk rating	**87,134**	**52,386**	**15,513**	**16,210**	**3,025**
Investment grade	9,500	299	2,402	6,675	124
Below investment grade	77,634	52,087	13,111	9,535	2,901
By reference entity	**87,134**	**52,386**	**15,513**	**16,210**	**3,025**
Brazilian government	74,760	51,550	11,757	8,806	2,647
Governments – abroad	470	6	225	237	2
Private entities	11,904	830	3,531	7,167	376

	06/30/2026		
	Received risk	Transferred risk	Net risk
Credit derivatives			
CDS	(34,976)	27,572	(7,404)
TRS	(56,091)	-	(56,091)
Total	**(91,067)**	**27,572**	**(63,495)**

	12/31/2025		
	Received risk	Transferred risk	Net risk
Credit derivatives			
CDS	(34,561)	28,138	(6,423)
TRS	(52,573)	-	(52,573)
Total	**(87,134)**	**28,138**	**(58,996)**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 45

d) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2026					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	250,362	-	250,362	(3,207)	-	247,155
Derivatives	100,219	-	100,219	(34,111)	(568)	65,540

	12/31/2025					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	280,595	-	280,595	(91)	-	280,504
Derivatives	73,384	-	73,384	(25,593)	(99)	47,692

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2026					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	463,416	-	463,416	(27,750)	-	435,666
Derivatives	92,105	-	92,105	(34,111)	-	57,994

	12/31/2025					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	434,607	-	434,607	(5,479)	-	429,128
Derivatives	69,760	-	69,760	(25,593)	-	44,167

1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
2) Limited to amounts subject to enforceable master offset agreements and other such agreements.
3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 46

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Note 7 - Hedge accounting The accounting policy on Hedge accounting is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING has a risk limits structure applied to each risk factor, which aims at improving the monitoring and understanding of risks, in addition to avoiding their concentration. In hedge accounting, the groups of risk factors comprise: • Interest rate: Risk of loss in transactions subject to interest rate variations. • Currency: Risk of loss in transactions subject to foreign exchange variation. The structures designated for the risk factor groups are carried out considering the risks in their totality when there are compatible hedge instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are presented in Note 32. To protect cash flows and fair value of instruments designated as hedged items, derivatives and financial assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. For portfolio strategies, the coverage ratio is often re-established as both the protected item and instruments change over time, reflecting risk management guidelines approved by management. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. 47

a) Summaries by instrument and hedge item, nominal amount and maturity

	06/30/2026			12/31/2025		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustment	Gross book value	Notional amount	Fair value adjustment	Gross book value
Cash flow hedge	**280,699**	**23**	**281,728**	**240,699**	**(112)**	**240,803**
Hedge of assets transactions	2,724	-	2,757	2,609	-	2,590
Hedge of asset-backed securities under repurchase agreements	20,230	-	21,047	14,039	-	14,459
Hedge of assets denominated in Chilean unit of account	66,158	(12)	66,158	83,462	(126)	83,462
Hedge of loan operations	38,821	280	38,821	20,950	78	20,950
Hedge of deposits and repurchase agreements	110,955	-	111,153	85,676	-	85,403
Hedge of funding	40,910	(332)	40,910	32,753	(63)	32,753
Hedge of highly probable forecast transactions [1]	901	87	882	1,210	(1)	1,186
Hedge of net investment in foreign operations	**29,660**	**(77)**	**28,775**	**29,033**	**41**	**27,551**
Hedge of net investment in foreign operations	29,660	(77)	28,775	29,033	41	27,551
Fair value hedge	**156,066**	**(525)**	**161,471**	**144,699**	**(1,297)**	**144,448**
Hedge of securities at amortized cost	67,210	(618)	72,704	55,573	(1,410)	55,761
Hedge of securities at fair value through other comprehensive income	22,862	113	22,872	15,422	86	15,070
Hedge of loan operations	30,459	95	30,460	34,599	71	34,599
Hedge of funding	35,535	(115)	35,435	39,075	(44)	38,990
Hedge of firm commitments [1]	-	-	-	30	-	28
Total	**466,425**	**(579)**	**471,974**	**414,431**	**(1,368)**	**412,802**

1) Refer to amounts designated to registered hedge items Off-balance sheet.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026

48

	06/30/2026							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Cash flow hedge	**140,667**	**66,151**	**28,085**	**19,549**	**23,248**	**2,999**	**-**	**280,699**
Hedge of assets transactions	-	-	2,162	562	-	-	-	2,724
Hedge of asset-backed securities under repurchase agreements	-	5,339	7,727	6,418	746	-	-	20,230
Hedge assets denominated in Chilean unit of account	47,452	12,529	3,046	-	3,131	-	-	66,158
Hedge of loan operations	15,694	8,516	1,608	4,458	8,545	-	-	38,821
Hedge of deposits and repurchase agreements	65,476	26,118	11,211	2,109	3,533	2,508	-	110,955
Hedge of funding	11,144	13,649	2,331	6,002	7,293	491	-	40,910
Hedge of highly probable forecast transactions (1)	901	-	-	-	-	-	-	901
Hedge of net investment in foreign operations	**29,660**	**-**	**-**	**-**	**-**	**-**	**-**	**29,660**
Hedge of net investment in foreign operations (2)	29,660	-	-	-	-	-	-	29,660
Fair value hedge	**50,193**	**34,004**	**26,196**	**5,093**	**17,156**	**19,470**	**3,954**	**156,066**
Hedge of securities at amortized cost	7,626	12,667	11,911	2,496	13,130	16,495	2,885	67,210
Hedge of securities at fair value through other comprehensive income	9,854	5,995	3,323	-	1,066	1,761	863	22,862
Hedge of loan operations	13,749	7,781	6,071	964	836	1,058	-	30,459
Hedge of funding	18,964	7,561	4,891	1,633	2,124	156	206	35,535
Total	**220,520**	**100,155**	**54,281**	**24,642**	**40,404**	**22,469**	**3,954**	**466,425**

	12/31/2025							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Cash flow hedge	**151,954**	**40,224**	**17,515**	**11,116**	**13,883**	**6,007**	**-**	**240,699**
Hedge of assets transactions	-	-	2,068	-	541	-	-	2,609
Hedge of asset-backed securities under repurchase agreements	-	-	8,132	5,907	-	-	-	14,039
Hedge assets denominated in Chilean unit of account	73,095	10,367	-	-	-	-	-	83,462
Hedge of loan operations	11,276	2,029	804	1,647	5,194	-	-	20,950
Hedge of deposits and repurchase agreements	51,197	20,191	3,579	2,835	2,032	5,842	-	85,676
Hedge of funding	15,176	7,637	2,932	727	6,116	165	-	32,753
Hedge of highly probable forecast transactions (1)	1,210	-	-	-	-	-	-	1,210
Hedge of net investment in foreign operations	**29,033**	**-**	**-**	**-**	**-**	**-**	**-**	**29,033**
Hedge of net investment in foreign operations (2)	29,033	-	-	-	-	-	-	29,033
Fair value hedge	**55,652**	**24,255**	**25,370**	**12,385**	**7,832**	**15,579**	**3,626**	**144,699**
Hedge of securities at amortized cost	8,937	7,939	14,342	4,766	3,906	13,668	2,015	55,573
Hedge of securities at fair value through other comprehensive income	11,438	130	1,390	98	728	688	950	15,422
Hedge of loan operations	13,600	7,890	5,988	4,507	1,411	882	321	34,599
Hedge of funding	21,647	8,296	3,650	3,014	1,787	341	340	39,075
Hedge of firm commitments (1)	30	-	-	-	-	-	-	30
Total	**236,639**	**64,479**	**42,885**	**23,501**	**21,715**	**21,586**	**3,626**	**414,431**

1) Refer to amounts designated to registered hedge items Off-Balance sheet.
2) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026

49

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 b) Cash flow hedge Strategies are used to manage the variation: • In the cash flow of interest payment by using futures contracts: Hedge of asset transactions (DI); Hedge of asset repurchase agreements (Selic); Hedge of time deposits and repurchase agreements (DI). • In the cash flow of interest payment by using swap contracts: Hedge of assets denominated in Chilean unit of account (UF); Hedge of loan operations (Monetary policy rate - TPM); Hedge of funding (TPM). • In the amount of the commitments assumed, caused by variation in the exchange rates: Hedge of highly probable forecast transactions (foreign currency), not recognized in the balance sheet. 50

Strategies	Heading	06/30/2026					
		Hedged item		Hedge instrument			
		Book value		Variation in value recognized in other comprehensive income	Cash flow hedge reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of assets transactions	Loans and lease operations and Securities	2,757	-	(38)	(47)	2,724	(38)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	21,047	-	(416)	(725)	20,230	(416)
Hedge of assets denominated in Chilean unit of account	Securities	66,158	-	204	204	66,158	204
Hedge of loan operations	Loans and lease operations	38,821	-	203	236	38,821	203
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell and Deposits	-	111,153	198	321	110,955	198
Hedge of funding	Deposits	-	38,505	(174)	(161)	38,505	(174)
Foreign exchange risk							
Hedge of funding	Deposits	-	2,405	(3)	(3)	2,405	(3)
Hedge of highly probable forecast transactions (1)		91	791	20	190	901	20
Total		**128,874**	**152,854**	**(6)**	**15**	**280,699**	**(6)**

Strategies	Heading	12/31/2025					
		Hedged item		Hedge instrument			
		Book value		Variation in value recognized in other comprehensive income	Cash flow hedge reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of assets transactions	Loans and lease operations and Securities	2,590	-	9	(5)	2,609	9
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	14,459	-	(186)	(875)	14,039	(187)
Hedge of assets denominated in Chilean unit of account	Securities	83,462	-	57	56	83,462	57
Hedge of loan operations	Loans and lease operations	20,950	-	54	106	20,950	55
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	85,403	(273)	(8)	85,676	(273)
Hedge of funding	Deposits	-	30,935	(41)	(65)	30,935	(41)
Foreign exchange risk							
Hedge of funding	Deposits	-	1,818	28	28	1,818	28
Hedge of highly probable forecast transactions (1)		200	986	20	205	1,210	20
Total		**121,661**	**119,142**	**(332)**	**(558)**	**240,699**	**(332)**

1) Refer to amounts designated to registered hedge items Off-Balance sheet.

Hedges of asset transactions, asset-backed securities under repurchase agreements and deposits and repurchase agreements to resell are portfolio strategies.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 51

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Hedge instruments 06/30/2026 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to incomeAssets Liabilities Interest rate risk Futures 133,909 - - (256) (256) - (175) Forward 59,642 - 11 184 184 - - Swaps 83,842 406 177 49 49 - 15 Foreign exchange risk Futures 672 - - 19 19 - (1) Forward 2,634 90 285 (2) (2) - - Total 280,699 496 473 (6) (6) - (161) Hedge instruments 12/31/2025 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to incomeAssets Liabilities Interest rate risk Futures 102,324 - - (450) (450) - (152) Forward 72,802 - 110 50 50 - (29) Swaps 62,545 141 69 21 21 - 18 Foreign exchange risk Futures 834 - - 23 23 - (2) Forward 2,194 - 74 24 24 - - Total 240,699 141 253 (332) (332) - (165) 1) Values in the heading derivatives. 52

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 c) Hedge of net investment in foreign operations Strategies aim to reduce exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office’s functional currency. Strategies 06/30/2026 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations (1) 28,775 - (13,882) (13,882) 29,660 (13,916) Total 28,775 - (13,882) (13,882) 29,660 (13,916) Strategies 12/31/2025 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations (1) 27,551 - (15,392) (15,392) 29,033 (15,422) Total 27,551 - (15,392) (15,392) 29,033 (15,422) 1) Hedge instruments consider the gross tax position. 53

Hedge instruments	Notional amount	Book value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
	06/30/2026						
		Assets	Liabilities				
Foreign exchange risk							
Future	16,141	-	-	(4,163)	(4,123)	(40)	-
Future / NDF	8,105	-	52	(7,238)	(7,114)	(124)	-
Future / Financial assets	5,414	-	25	(2,515)	(2,645)	130	-
Total	**29,660**	**-**	**77**	**(13,916)**	**(13,882)**	**(34)**	**-**

Hedge instruments	Notional amount	Book value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
	12/31/2025						
		Assets	Liabilities				
Foreign exchange risk							
Future	12,285	-	-	(4,848)	(4,808)	(40)	-
Future / NDF	9,245	84	-	(7,484)	(7,360)	(124)	-
Future / Financial assets	7,503	-	43	(3,090)	(3,224)	134	-
Total	**29,033**	**84**	**43**	**(15,422)**	**(15,392)**	**(30)**	**-**

1) Values recorded in the heading derivatives.

d) Fair value hedge

Strategies are used to mitigate exposure to fair value variation in interest receipts and future exchange rate fluctuations, attributable to changes in interest rates and exchange rates related to recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING uses interest rate Swap contracts and currency futures to protect the variation in fair value on the receipt and payment of interest and the future exchange rate exposures.

Hedged items are fixed assets and liabilities denominated in Chilean unit of account, fixed rate, in reais and/or foreign currencies.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 54

Strategies	06/30/2026						
	Hedge item					Hedge instruments	
	Book value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of securities at amortized cost	72,704	-	70,892	-	(1,812)	67,210	1,812
Hedge of securities at fair value through other comprehensive income	22,872	-	22,675	-	(197)	22,862	198
Hedge of loan operations	30,460	-	30,649	-	189	30,459	(190)
Hedge of funding	-	35,435	-	35,447	(12)	35,535	13
Total	**126,036**	**35,435**	**124,216**	**35,447**	**(1,832)**	**156,066**	**1,833**

Strategies	12/31/2025						
	Hedge item					Hedge instruments	
	Book value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of securities at amortized cost	55,761	-	55,929	-	168	55,573	(169)
Hedge of securities at fair value through other comprehensive income	15,070	-	15,017	-	(53)	15,422	49
Hedge of loan operations	34,599	-	34,858	-	259	34,599	(264)
Hedge of funding	-	38,990	-	39,191	(201)	39,075	203
Foreign exchange risk							
Hedge of firm commitments	-	28	-	38	(10)	30	10
Total	**105,430**	**39,018**	**105,804**	**39,229**	**163**	**144,699**	**(171)**

1) Values recorded in the heading deposits, securities, and loan and lease operations.

Hedges of loan operations are portfolio strategies.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ (215) (R$ (20) at 12/31/2025), with effect on the income of R$ (130) (R$ (7) at 01/01 to 06/30/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 55

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Hedge instruments 06/30/2026 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in incomeAssets Liabilities Interest rate risk Swaps 106,102 327 852 317 (9) Futures 49,964 - - 1,516 10 Total 156,066 327 852 1,833 1 Hedge instruments 12/31/2025 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in incomeAssets Liabilities Interest rate risk Swaps 102,677 385 1,682 (349) (11) Futures 41,992 - - 168 3 Foreign exchange risk Futures 30 - - 10 - Total 144,699 385 1,682 (171) (8) 1) Values recorded in the heading Derivatives. 56

Note 8 - Securities at fair value through other comprehensive income (FVOCI)

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	06/30/2026			12/31/2025		
	Gross book value	Fair value adjustment	Fair value	Gross book value	Fair value adjustment	Fair value
Government securities	**139,323**	**(2,850)**	**136,473**	**122,487**	**(1,597)**	**120,890**
Brazil	81,233	(2,668)	78,565	83,366	(1,603)	81,763
Latin America	33,797	(109)	33,688	25,173	(30)	25,143
Abroad	24,293	(73)	24,220	13,948	36	13,984
Corporate securities	**10,250**	**(660)**	**9,590**	**11,381**	**(578)**	**10,803**
Rural product note	1,020	(60)	960	-	-	-
Bank deposit certificates	283	3	286	168	(1)	167
Real estate receivables certificates	230	(9)	221	221	1	222
Debentures	2,695	(222)	2,473	4,582	(169)	4,413
Eurobonds and other	5,912	(347)	5,565	6,281	(410)	5,871
Financial bills	4	-	4	5	-	5
Promissory and commercial notes	1	-	1	-	-	-
Other	105	(25)	80	124	1	125
Total	**149,573**	**(3,510)**	**146,063**	**133,868**	**(2,175)**	**131,693**
Shares (designated at FVOCI)	1,867	(1,019)	848	1,840	(1,060)	780
Total	**151,440**	**(4,529)**	**146,911**	**135,708**	**(3,235)**	**132,473**
Expected credit loss (Income)	(421)			(480)		
Fair value adjustment (OCI)	(4,108)			(2,755)		
Fair value	**146,911**			**132,473**		

The Securities pledged in guarantee of funding transactions with financial institutions and customers and post-employment benefits (note 26b), are: a) Government securities - Brazil R$ 25,982 (R$ 30,606 at 12/31/2025), b) Government securities - Latin America R$ 13,874 (R$ 3,540 at 12/31/2025), c) Government securities - Abroad R$ 12,264 (R$ 1,113 at 12/31/2025) and d) Corporate securities R$ 1,900 (R$ 3,125 at 12/31/2025), totaling R$ 54,020 (R$ 38,384 at 12/31/2025).

Regarding the shares designated to FVOCI, there was receipt of dividends in the amount R$ 7(R$ 0 at 12/31/2025) and was no sale of shares in the periods.

Securities at FVOCI, by maturity:

	06/30/2026		12/31/2025	
	Gross book value	Fair value	Gross book value	Fair value
Current	**47,552**	**46,510**	**43,812**	**42,729**
Non-stated maturity	1,867	848	1,840	781
Up to one year	45,685	45,662	41,972	41,948
Non-current	**103,888**	**100,401**	**91,896**	**89,744**
From one to five years	79,612	78,485	66,032	66,206
From five to ten years	13,827	13,599	15,687	15,154
After ten years	10,449	8,317	10,177	8,384
Total	**151,440**	**146,911**	**135,708**	**132,473**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 57

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Reconciliation of expected credit loss for securities at FVOCI, except for shares designated at FVOCI, segregated by stages: 01/01/2026 Stage 1 Balance at Transfer to stage 2 Transfer to stage 3 Cure from stage 2 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2025 06/30/2026 Government securities (3) - - - - 3 - - Corporate securities (15) (1) - - - 4 - (12) Total (18) (1) - - - 7 - (12) Stage 2 Balance at Cure to stage 1 Transfer to stage 3 Transfer from stage 1 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2025 06/30/2026 Corporate securities - - - 1 - (39) - (38) Total - - - 1 - (39) - (38) Stage 3 Balance at Cure to stage 1 Cure to stage 2 Transfer from stage 1 Transfer from stage 2 (Increase) / Reversal Write-off Balance at 12/31/2025 06/30/2026 Corporate securities (462) - - - - 91 - (371) Total (462) - - - - 91 - (371) 01/01/2025 Stage 1 Balance at Transfer to stage 2 Transfer to stage 3 Cure from stage 2 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Government securities (43) - - - - 40 - (3) Corporate securities (73) - 14 (14) - 58 - (15) Total (116) - 14 (14) - 98 - (18) Stage 2 Balance at Cure to stage 1 Transfer to stage 3 Transfer from stage 1 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Corporate securities (127) 14 113 - - - - - Total (127) 14 113 - - - - - Stage 3 Balance at Cure to stage 1 Cure to stage 2 Transfer from stage 1 Transfer from stage 2 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Corporate securities (14) - - (14) (113) (321) - (462) Total (14) - - (14) (113) (321) - (462) 58

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Note 9 - Securities at amortized cost (AC) The accounting policy on financial assets and liabilities is presented in Note 2c IV. 06/30/2026 12/31/2025 Gross book value Gross book value Government securities 154,395 126,693 Brazil 134,077 105,678 Latin America 4,803 5,974 Abroad 15,515 15,041 Corporate securities 231,658 193,458 Rural product note 65,744 69,778 Bank deposit certificates 95 63 Real estate receivables certificates 4,606 4,209 Debentures 114,912 79,168 Eurobonds and other 15,389 11,690 Financial bills 439 379 Promissory and commercial notes 23,636 21,359 Other 6,837 6,812 Investment funds 19,809 9,814 Total 405,862 329,965 Expected credit loss (3,851) (2,492) Amortized cost 402,011 327,473 The securities pledged as collateral for funding transactions with financial institutions and customers and post- employment benefits (note 26b), are: a) Government securities - Brazil R$ 71,092 (R$ 20,395 at 12/31/2025), b) Government securities – Latin America R$ 1,136 (R$ 894 at 12/31/2025 ), c) Government securities – Abroad R$ 11,965 (R$ 12,915 at 12/31/2025) and d) Corporate securities R$ 10,405 (R$ 9,810 at 12/31/2025), totaling R$ 94,598 (R$ 44,014 at 12/31/2025). Securities at amortized cost, by maturity: 06/30/2026 12/31/2025 Gross book value Amortized cost Gross book value Amortized cost Current 69,622 68,274 74,248 73,583 Up to one year 69,622 68,274 74,248 73,583 Non-current 336,240 333,737 255,717 253,890 From one to five years 250,893 248,868 189,524 187,986 From five to ten years 62,314 61,895 52,987 52,748 After ten years 23,033 22,974 13,206 13,156 Total 405,862 402,011 329,965 327,473 59

Reconciliation of expected credit loss for securities at amortized cost, segregated by stages:

Stage 1	Balance at 12/31/2025	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 06/30/2026
Government securities	(8)	-	-	-	-	-	-	(8)
Corporate securities	(238)	(16)	(33)	26	-	(14)	-	(275)
Total	**(246)**	**(16)**	**(33)**	**26**	**-**	**(14)**	**-**	**(283)**

Stage 2	Balance at 12/31/2025	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 06/30/2026
Corporate securities	(761)	(26)	(258)	16	-	450	-	(579)
Total	**(761)**	**(26)**	**(258)**	**16**	**-**	**450**	**-**	**(579)**

Stage 3	Balance at 12/31/2025	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 06/30/2026
Corporate securities	(1,485)	-	-	33	258	(1,902)	107	(2,989)
Total	**(1,485)**	**-**	**-**	**33**	**258**	**(1,902)**	**107**	**(2,989)**

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Government securities	(28)	-	-	-	-	20	-	(8)
Corporate securities	(296)	(10)	46	(39)	(1)	62	-	(238)
Total	**(324)**	**(10)**	**46**	**(39)**	**(1)**	**82**	**-**	**(246)**

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / (Reversal)	Write-off	Balance at 12/31/2025
Corporate securities	(125)	39	175	10	(18)	(842)	-	(761)
Total	**(125)**	**39**	**175**	**10**	**(18)**	**(842)**	**-**	**(761)**

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Corporate securities	(3,206)	1	18	(46)	(175)	1,860	63	(1,485)
Total	**(3,206)**	**1**	**18**	**(46)**	**(175)**	**1,860**	**63**	**(1,485)**

Note 10 - Loan and lease operations

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

a) Composition of loans and lease operations portfolio

Loans and lease operations by type	06/30/2026	12/31/2025
	Gross book value	Gross book value
Individuals	**486,123**	**473,226**
Credit card	150,432	153,526
Personal loan	67,207	66,498
Payroll loans	81,332	75,319
Vehicles	35,056	36,303
Mortgage loans	152,096	141,580
Companies	**371,492**	**380,288**
Large companies	146,907	158,738
Micro / small and medium companies	224,585	221,550
Foreign loans - Latin America	**224,651**	**230,284**
Total	**1,082,266**	**1,083,798**
Expected credit loss	(48,554)	(48,341)
Total Loans and Lease Operations, net of Expected Credit Loss	**1,033,712**	**1,035,457**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 60

By maturity	06/30/2026 Gross book value	12/31/2025 Gross book value
Overdue as from 1 day	25,473	23,280
Falling due up to 3 months	267,035	270,555
Falling due from 3 months to 12 months	250,113	258,364
Falling due after 1 year	539,645	531,599
Total	**1,082,266**	**1,083,798**

By concentration	06/30/2026 Gross book value	12/31/2025 Gross book value
Largest debtor	7,685	7,032
10 largest debtors	49,934	49,933
20 largest debtors	74,742	73,601
50 largest debtors	119,502	118,551
100 largest debtors	159,802	162,236

The Provision for Expected Credit Loss comprises Expected Credit Loss for operations of Financial Guarantees, Credit Commitments and Credits to be Released of R$ (2,531) (R$ (1,793) at 12/31/2025).

The breakdown of the Loans and Lease Operations Portfolio by debtor's industry is described in Note 32, item 1.4.1 - By business sector.

b) Gross book value by stages

Stage 1	Balance at 12/31/2025	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 06/30/2026
Individuals	410,807	(17,727)	(2,075)	6,531	274	23,516	-	421,326
Companies	359,265	(5,553)	(946)	912	54	(4,344)	-	349,388
Foreign units Latin America	210,945	(5,360)	(502)	2,960	282	(1,842)	-	206,483
Total	**981,017**	**(28,640)**	**(3,523)**	**10,403**	**610**	**17,330**	**-**	**977,197**

Stage 2	Balance at 12/31/2025	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 06/30/2026
Individuals	34,869	(6,531)	(7,804)	17,727	1,462	(3,534)	-	36,189
Companies	9,746	(912)	(3,618)	5,553	191	(698)	-	10,262
Foreign units Latin America	10,329	(2,960)	(1,808)	5,360	524	(1,409)	-	10,036
Total	**54,944**	**(10,403)**	**(13,230)**	**28,640**	**2,177**	**(5,641)**	**-**	**56,487**

Stage 3	Balance at 12/31/2025	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-off	Balance at 06/30/2026
Individuals	27,550	(274)	(1,462)	2,075	7,804	5,381	(12,466)	28,608
Companies	11,277	(54)	(191)	946	3,618	(1,155)	(2,599)	11,842
Foreign units Latin America	9,010	(282)	(524)	502	1,808	(771)	(1,611)	8,132
Total	**47,837**	**(610)**	**(2,177)**	**3,523**	**13,230**	**3,455**	**(16,676)**	**48,582**

Consolidated 3 Stages	Balance at 12/31/2025	Acquisition / (Settlement)	Write-off (2)	Balance at 06/30/2026
Individuals	473,226	25,363	(12,466)	486,123
Companies	380,288	(6,197)	(2,599)	371,492
Foreign units Latin America	230,284	(4,022)	(1,611)	224,651
Total	**1,083,798**	**15,144**	**(16,676)**	**1,082,266**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Includes updating the estimate regarding the write-off of operations.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 61

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	347,749	(29,288)	(4,101)	36,920	355	59,172	-	410,807
Companies	332,440	(8,619)	(2,135)	6,727	506	30,346	-	359,265
Foreign units Latin America	196,464	(10,101)	(1,166)	9,542	1,347	14,859	-	210,945
Total	**876,653**	**(48,008)**	**(7,402)**	**53,189**	**2,208**	**104,377**	**-**	**981,017**

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	66,468	(36,920)	(14,712)	29,288	6,652	(15,907)	-	34,869
Companies	13,237	(6,727)	(6,220)	8,619	2,176	(1,339)	-	9,746
Foreign units Latin America	14,004	(9,542)	(4,474)	10,101	2,287	(2,047)	-	10,329
Total	**93,709**	**(53,189)**	**(25,406)**	**48,008**	**11,115**	**(19,293)**	**-**	**54,944**

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	31,357	(355)	(6,652)	4,101	14,712	9,497	(25,110)	27,550
Companies	11,956	(506)	(2,176)	2,135	6,220	(1,213)	(5,139)	11,277
Foreign units Latin America	11,818	(1,347)	(2,287)	1,166	4,474	(1,763)	(3,051)	9,010
Total	**55,131**	**(2,208)**	**(11,115)**	**7,402**	**25,406**	**6,521**	**(33,300)**	**47,837**

Consolidated 3 Stages	Balance at 12/31/2024	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	445,574	52,762	(25,110)	473,226
Companies	357,633	27,794	(5,139)	380,288
Foreign units Latin America	222,286	11,049	(3,051)	230,284
Total	**1,025,493**	**91,605**	**(33,300)**	**1,083,798**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,571 (R$ 1,097 at 12/31/2025) before the modification, which gave rise to an effect on profit or loss of R$ 7 (R$ 18 from 01/01 to 06/30/2025). At 06/30/2026, the gross book value of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 147 (R$ 96 at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 62

c) Expected credit loss by stages

Stage 1	Balance at 12/31/2025	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 06/30/2026
Individuals	(6,385)	831	72	(1,075)	(102)	561	-	(6,098)
Companies	(1,596)	143	25	(153)	(24)	55	-	(1,550)
Foreign units Latin America	(1,842)	203	33	(429)	(96)	445	-	(1,686)
Total	**(9,823)**	**1,177**	**130**	**(1,657)**	**(222)**	**1,061**	**-**	**(9,334)**

Stage 2	Balance at 12/31/2025	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 06/30/2026
Individuals	(8,501)	1,075	3,722	(831)	(611)	(3,764)	-	(8,910)
Companies	(2,403)	153	1,319	(143)	(131)	(1,147)	-	(2,352)
Foreign units Latin America	(1,529)	429	469	(203)	(123)	(535)	-	(1,492)
Total	**(12,433)**	**1,657**	**5,510**	**(1,177)**	**(865)**	**(5,446)**	**-**	**(12,754)**

Stage 3	Balance at 12/31/2025	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 06/30/2026
Individuals	(15,291)	102	611	(72)	(3,722)	(10,009)	12,466	(15,915)
Companies	(7,591)	24	131	(25)	(1,319)	(1,443)	2,599	(7,624)
Foreign units Latin America	(3,203)	96	123	(33)	(469)	(1,052)	1,611	(2,927)
Total	**(26,085)**	**222**	**865**	**(130)**	**(5,510)**	**(12,504)**	**16,676**	**(26,466)**

Consolidated 3 Stages	Balance at 12/31/2025	(Increase) / Reversal	Write-off	Balance at 06/30/2026
Individuals	(30,177)	(13,212)	12,466	(30,923)
Companies	(11,590)	(2,535)	2,599	(11,526)
Foreign units Latin America	(6,574)	(1,142)	1,611	(6,105)
Total	**(48,341)**	**(16,889)**	**16,676**	**(48,554)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 63

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(6,297)	1,420	176	(2,617)	(76)	1,009	-	(6,385)
Companies	(2,010)	339	45	(634)	(30)	694	-	(1,596)
Foreign units Latin America	(2,634)	347	76	(1,077)	(488)	1,934	-	(1,842)
Total	**(10,941)**	**2,106**	**297**	**(4,328)**	**(594)**	**3,637**	**-**	**(9,823)**

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(5,882)	2,617	5,460	(1,420)	(1,705)	(7,571)	-	(8,501)
Companies	(2,093)	634	2,313	(339)	(643)	(2,275)	-	(2,403)
Foreign units Latin America	(1,628)	1,077	939	(347)	(482)	(1,088)	-	(1,529)
Total	**(9,603)**	**4,328**	**8,712**	**(2,106)**	**(2,830)**	**(10,934)**	**-**	**(12,433)**

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(17,730)	76	1,705	(176)	(5,460)	(18,816)	25,110	(15,291)
Companies	(6,978)	30	643	(45)	(2,313)	(4,067)	5,139	(7,591)
Foreign units Latin America	(3,772)	488	482	(76)	(939)	(2,437)	3,051	(3,203)
Total	**(28,480)**	**594**	**2,830**	**(297)**	**(8,712)**	**(25,320)**	**33,300**	**(26,085)**

Consolidated 3 Stages	Balance at 12/31/2024	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(29,909)	(25,378)	25,110	(30,177)
Companies	(11,081)	(5,648)	5,139	(11,590)
Foreign units Latin America	(8,034)	(1,591)	3,051	(6,574)
Total	**(49,024)**	**(32,617)**	**33,300**	**(48,341)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

The consolidated balance of 3 Stages comprises Expected Credit Loss for Financial Guarantees, Credit Commitments and Credits to be Released of R$ (2,531) (R$ (1,793) at 12/31/2025).

d) Lease operations - Lessor

Leases are composed of vehicles, machines, equipment and real estate in Brazil and Abroad. The analysis of portfolio maturities is presented below:

	06/30/2026			12/31/2025		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,556**	**(645)**	**1,911**	**2,618**	**(612)**	**2,006**
Non-current	**8,616**	**(2,453)**	**6,163**	**8,799**	**(2,420)**	**6,379**
From 1 to 2 years	1,958	(490)	1,468	2,023	(484)	1,539
From 2 to 3 years	1,503	(377)	1,126	1,495	(371)	1,124
From 3 to 4 years	1,230	(288)	942	1,254	(288)	966
From 4 to 5 years	732	(227)	505	755	(223)	532
Over 5 years	3,193	(1,071)	2,122	3,272	(1,054)	2,218
Total	**11,172**	**(3,098)**	**8,074**	**11,417**	**(3,032)**	**8,385**

In the period, revenues from leases were R$ 399 (R$ 405 at 01/01 to 06/30/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 64

e) Restricted operations and transfer of financial assets

Restricted and with co-obligation	06/30/2026				01/01 to 06/30/2026	12/31/2025				01/01 to 06/30/2025
	Assets		Liabilities		Income	Assets		Liabilities		Income
	Book value	Fair value	Book value	Fair value		Book value	Fair value	Book value	Fair value	
Restricted operations on assets	10,826	-	10,863	-	(13)	9,167	-	9,191	-	(10)
Loan operations	10,826	-	-	-	(259)	9,167	-	-	-	(933)
Foreign borrowing through securities	-	-	10,863	-	246	-	-	9,191	-	923
Transfer of financial assets	171	170	170	168	-	199	197	199	197	-
Total	**10,997**	**170**	**11,033**	**168**	**(13)**	**9,366**	**197**	**9,390**	**197**	**(10)**

Without co-obligation	01/01 to 06/30/2026		01/01 to 06/30/2025	
	Portfolio transferred	Income	Portfolio transferred	Income
Loan operations and other credits	663	(17)	267	(12)
Written off operations (WO)	3,384	95	1,765	66
Total	**4,047**	**78**	**2,032**	**54**

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	06/30/2026	01/01 to 06/30/2026		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	9,714	1,270	(15)	1,255
Joint ventures	975	669	(5)	664
Total	**10,689**	**1,939**	**(20)**	**1,919**

	12/31/2025	01/01 to 06/30/2025		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	9,331	675	(7)	668
Joint ventures	1,509	18	(6)	12
Total	**10,840**	**693**	**(13)**	**680**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 65

	06/30/2026		12/31/2025	
	Capital		Capital	
	Total	Voting	Total	Voting
Associates				
Pravaler S.A.	50.17%	41.56%	50.14%	41.60%
Porto Seguro Itaú Unibanco Participações S.A.	42.93%	42.93%	42.93%	42.93%
BSF Holding S.A.	49.00%	49.00%	49.00%	49.00%
Gestora de Inteligência de Crédito S.A.	15.71%	16.00%	15.71%	16.00%
Rias Redbanc S.A.	25.00%	25.00%	25.00%	25.00%
Kinea Private Equity Investimentos S.A.	80.00%	49.00%	80.00%	49.00%
Tecnologia Bancária S.A.	28.75%	29.78%	28.75%	29.78%
CIP S.A.	22.89%	22.89%	22.89%	22.89%
Prex Holding LLC	30.00%	30.00%	30.00%	30.00%
Banfur International S.A.	30.00%	30.00%	30.00%	30.00%
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	16.67%	16.67%	16.67%	16.67%
Rede Agro Fidelidade e Intermediação S.A.	12.82%	12.82%	12.82%	12.82%
Caja de Valores Del Paraguay S.A.	9.09%	9.09%	9.09%	9.09%
Joint ventures				
Olímpia Promoção e Serviços S.A.	50.00%	50.00%	50.00%	50.00%
ConectCar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.	50.00%	50.00%	50.00%	50.00%
TOTVS Techfin S.A.	50.00%	50.00%	50.00%	50.00%

Note 12 - Lease operations - Lessee

The accounting policy on lease operations (lessee) is presented in Note 2c VII.

During the period ended 06/30/2026, total cash outflow with lease amounted to R$ 334 and lease agreements in the amount of R$ 302 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	06/30/2026	12/31/2025
Up to 3 months	230	204
3 months to 1 year	654	671
1 to 5 years	2,418	2,531
Over 5 years	1,231	1,314
Total financial liability	**4,533**	**4,720**

Lease amounts recognized in the Consolidated Statement of Income:

	04/01 to 06/30/2026	04/01 to 06/30/2025	01/01 to 06/30/2026	01/01 to 06/30/2025
Sublease revenues	12	8	22	16
Depreciation expenses	(173)	(211)	(345)	(328)
Interest expenses	(40)	(91)	(175)	(184)
Lease expenses for low value assets	(29)	(24)	(56)	(48)
Variable expenses not included in lease liabilities	(9)	(11)	(19)	(22)
Total	**(239)**	**(329)**	**(573)**	**(566)**

In the periods from 01/01 to 06/30/2026 and from 01/01 to 06/30/2025, there was no impairment adjustment.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 66

Note 13 - Fixed assets

The accounting policy on fixed assets and impairment of non-financial assets is presented in Notes 2c VIII, 2c X.

Fixed assets	06/30/2026				
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**10,558**	**(4,289)**	**(554)**	**5,715**
Land		1,941	-	-	1,941
Buildings and improvements	4% to 10%	8,617	(4,289)	(554)	3,774
Other fixed assets		**20,866**	**(13,988)**	**(68)**	**6,810**
Installations and furniture	10% to 20%	3,660	(2,829)	(17)	814
Data processing systems	20% to 50%	9,783	(8,344)	(51)	1,388
Works of art		152	-	-	152
Right of use		4,874	(1,404)	-	3,470
Other [(1)]	10% to 20%	2,397	(1,411)	-	986
Total		**31,424**	**(18,277)**	**(622)**	**12,525**

Fixed assets	12/31/2025				
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**10,414**	**(4,153)**	**(434)**	**5,827**
Land		1,965	-	-	1,965
Buildings and improvements	4% to 10%	8,449	(4,153)	(434)	3,862
Other fixed assets		**20,674**	**(13,798)**	**(68)**	**6,808**
Installations and furniture	10% to 20%	3,638	(2,781)	(17)	840
Data processing systems	20% to 50%	9,504	(8,231)	(51)	1,222
Works of art		155	-	-	155
Right of use		4,943	(1,395)	-	3,548
Other [(1)]	10% to 20%	2,434	(1,391)	-	1,043
Total		**31,088**	**(17,951)**	**(502)**	**12,635**

1) Refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment.

There are no contractual commitments for the purchase of fixed assets during the period.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 67

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Note 2c IX, 2c X.

	Goodwill and intangible from incorporation	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2025	**13,218**	**2,391**	**6,673**	**27,828**	**8,293**	**58,403**
Acquisitions	2,465	-	270	2,411	226	5,372
Termination / write-offs	(26)	-	(1)	(94)	(192)	(313)
Exchange variation	(629)	30	(84)	(124)	(82)	(889)
Other	(3)	(8)	8	(8)	-	(11)
Balance at 06/30/2026	**15,025**	**2,413**	**6,866**	**30,013**	**8,245**	**62,562**
Amortization						
Balance at 12/31/2025	**-**	**(1,457)**	**(4,833)**	**(14,917)**	**(5,311)**	**(26,518)**
Amortization expense	-	(35)	(262)	(1,724)	(632)	(2,653)
Termination / write-offs	-	-	1	-	192	193
Exchange variation	-	(5)	48	84	80	207
Other	-	8	(6)	-	(16)	(14)
Balance at 06/30/2026	**-**	**(1,489)**	**(5,052)**	**(16,557)**	**(5,687)**	**(28,785)**
Impairment						
Balance at 12/31/2025	**(4,873)**	**(755)**	**(174)**	**(1,884)**	**(100)**	**(7,786)**
Increase	-	-	-	(22)	-	(22)
Exchange variation	371	(27)	-	-	-	344
Balance at 06/30/2026	**(4,502)**	**(782)**	**(174)**	**(1,906)**	**(100)**	**(7,464)**
Book value						
Balance at 06/30/2026	**10,523**	**142**	**1,640**	**11,550**	**2,458**	**26,313**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirements and pension benefits and similar benefits.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026

68

	Goodwill and intangible from incorporation	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2024	**13,317**	**2,366**	**5,869**	**23,568**	**7,996**	**53,116**
Acquisitions	60	-	789	4,556	807	6,212
Termination / write-offs	-	-	(9)	(261)	(489)	(759)
Exchange variation	(160)	41	(6)	(28)	(21)	(174)
Other	1	(16)	30	(7)	-	8
Balance at 12/31/2025	**13,218**	**2,391**	**6,673**	**27,828**	**8,293**	**58,403**
Amortization						
Balance at 12/31/2024	**-**	**(1,378)**	**(4,318)**	**(11,557)**	**(4,569)**	**(21,822)**
Amortization expense	-	(79)	(509)	(3,368)	(1,247)	(5,203)
Termination / write-offs	-	-	5	-	486	491
Exchange variation	-	(16)	(11)	8	19	-
Other	-	16	-	-	-	16
Balance at 12/31/2025	**-**	**(1,457)**	**(4,833)**	**(14,917)**	**(5,311)**	**(26,518)**
Impairment						
Balance at 12/31/2024	**(4,968)**	**(729)**	**(174)**	**(1,326)**	**(100)**	**(7,297)**
Increase	-	-	-	(558)	-	(558)
Exchange variation	95	(26)	-	-	-	69
Balance at 12/31/2025	**(4,873)**	**(755)**	**(174)**	**(1,884)**	**(100)**	**(7,786)**
Book value						
Balance at 12/31/2025	**8,345**	**179**	**1,666**	**11,027**	**2,882**	**24,099**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (659) (R$ (1,297) at 12/31/2025) is disclosed in the General and administrative expenses (note 23).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 69

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Note 15 - Deposits 06/30/2026 12/31/2025 Amortized cost Amortized cost Interest-bearing deposits 1,004,935 978,478 Savings 172,240 177,305 Interbank 9,743 11,530 Time deposits 822,952 789,643 Non-interest-bearing deposits 129,550 136,004 Demand 127,671 135,383 Other deposits 1,879 621 Total 1,134,485 1,114,482 Current 449,002 527,366 Non-current 685,483 587,116 Note 16 - Financial liabilities designated at fair value through profit or loss The accounting policy on financial assets and liabilities is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING has Debt securities designated at fair value through profit or loss in the amount of R$ 59 (R$ 57 at 12/31/2025), and in their totality with maturity over 1 year. The effect of credit risk of these instruments is not significant at 06/30/2026 and 12/31/2025. Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements 06/30/2026 12/31/2025 Amortized cost Amortized cost Assets pledged as collateral 309,054 191,655 Government securities 201,294 102,108 Corporate securities 55,044 56,586 Own issue 2 2 Foreign securities 52,714 32,959 Assets received as collateral 74,502 164,447 Right to sell or repledge the collateral 79,860 78,505 Total 463,416 434,607 Current 401,897 363,308 Non-current 61,519 71,299 70

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 b) Interbank market funds 06/30/2026 12/31/2025 Amortized cost Amortized cost Financial bills 51,138 61,161 Real estate credit bills 80,534 71,121 Rural credit bills 57,613 64,644 Guaranteed real estate bills 70,332 64,438 Import and export financing 103,034 114,138 Onlending domestic 30,624 30,668 Total 393,275 406,170 Current 192,398 199,796 Non-current 200,877 206,374 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institutional market funds 06/30/2026 12/31/2025 Amortized cost Amortized cost Subordinated debt 53,164 48,147 Debentures 4,413 4,122 Foreign loans through securities 78,413 76,348 Funding from structured operations certificates 27,816 25,577 Total 163,806 154,194 Current 13,053 11,423 Non-current 150,753 142,771 71

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	06/30/2026	12/31/2025
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	1,424	1,320
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	988	1,064
	106	2020	2030	IPCA + 4.64%	192	181
	5,488	2021	2031	CDI + 2%	10,619	9,843
	1,005	2022	Perpetual	CDI + 2.4%	1,119	1,035
	1,161	2023	2034	102% of CDI	1,218	1,223
	108	2023	2034	CDI + 0.2%	114	115
	122	2023	2034	10.63%	127	127
	700	2023	Perpetual	CDI + 1.9%	772	715
	107	2023	2034	IPCA + 5.48%	123	119
	530	2024	2034	100% of CDI	548	550
	3,100	2024	2034	CDI + 0.65%	3,978	3,711
	1,000	2024	Perpetual	CDI + 0.9%	1,092	1,018
	2,830	2024	Perpetual	CDI + 1.1%	3,042	2,832
	470	2024	2039	102% of CDI	486	488
	4,984	2025	Perpetual	CDI + 1.25%	5,858	5,449
	3,000	2025	Perpetual	CDI + 1.15%	3,340	3,108
	4,415	2025	Perpetual	CDI + 1.35%	4,607	5,002
	3,315	2026	2036	CDI + 0.55%	3,437	-
	3,000	2026	Perpetual	CDI + 1.1%	3,026	-
				Total	**46,110**	**37,900**
Subordinated euronotes - USD						
	501	2021	2031	3.88%	-	2,755
				Total	**-**	**2,755**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,471	1,573
	97,962	2009	2035	4.75%	1,180	1,256
	1,060,250	2010	2032	4.35%	118	125
	1,060,250	2010	2035	3.90% to 3.96%	273	289
	1,060,250	2010	2036	4.48%	1,301	1,380
	1,060,250	2010	2038	3.93%	948	1,005
	1,060,250	2010	2040	4.15% to 4.29%	730	775
	1,060,250	2010	2042	4.45%	356	378
	57,168	2014	2034	3.80%	453	495
				Total	**6,830**	**7,276**
Subordinated bonds - COP						
	146,000	2013	2028	IPC + 2%	224	216
				Total	**224**	**216**
Total					**53,164**	**48,147**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 72

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Note 18 - Other assets and liabilities a) Other assets Note 06/30/2026 12/31/2025 Financial 183,069 167,121 At amortized cost 180,588 164,029 Receivables from credit card issuers 118,435 109,769 Deposits in guarantee - Contingent liabilities, provisions and legal obligations 29d 13,886 13,497 Trading and intermediation of securities 24,317 24,037 Income receivable 4,569 4,397 Operations without credit granting characteristics, net of provisions 13,382 11,895 Net amount receivables from reimbursement of provisions 29c 375 387 Deposits in guarantee of fund raisings abroad 343 47 Other 5,281 - At fair value through profit or loss 2,481 3,092 Trading and intermediation of securities 2,442 3,092 Other financial assets 39 - Non-financial 21,939 21,625 Sundry foreign 695 770 Prepaid expenses 6,812 7,133 Sundry domestic 7,314 3,887 Assets of post-employment benefit plans 26e 246 256 Other non-financial assets 2,781 2,590 Other 4,091 6,989 Total 205,008 188,746 Current 180,174 169,438 Non-current 24,834 19,308 b) Other liabilities Note 06/30/2026 12/31/2025 Financial 255,838 243,077 At amortized cost 254,653 241,448 Credit card operations 186,268 185,717 Trading and intermediation of securities 50,349 37,381 Lease liabilities 3,249 3,275 Other 14,787 15,075 At fair value through profit or loss 1,185 1,629 Trading and intermediation of securities 1,185 1,629 Non-financial 62,413 44,346 Funds in transit 15,315 11,417 Charging and collection of taxes and similar 12,481 680 Social and statutory 12,528 12,221 Deferred income 2,817 2,428 Sundry domestic 5,075 5,892 Personnel provision 3,520 2,892 Provision for sundry payments 3,357 2,572 Obligations on official agreements and rendering of payment services 3,363 2,455 Liabilities from post-employment benefit plans 26e 2,203 2,273 Other 1,754 1,516 Total 318,251 287,423 Current 305,628 276,696 Non-current 12,623 10,727 73

Note 19 - Stockholders' equity

The accounting policies on treasury shares and capital compensation are presented in Notes 2c XVI, 2c XVII.

a) Capital

Capital is represented by 11,026,869,192 book-entry shares with no par value, of which 5,617,742,977 are common shares and 5,409,126,215 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		06/30/2026			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2025	5,567,132,399	1,333,956,149	6,901,088,548	85,684
Residents abroad	12/31/2025	50,610,578	4,075,170,066	4,125,780,644	51,226
Shares of capital stock	**12/31/2025**	**5,617,742,977**	**5,409,126,215**	**11,026,869,192**	**136,910**
Shares of capital stock	**06/30/2026**	**5,617,742,977**	**5,409,126,215**	**11,026,869,192**	**136,910**
Residents in Brazil	06/30/2026	5,510,336,692	1,520,441,602	7,030,778,294	87,294
Residents abroad	06/30/2026	107,406,285	3,888,684,613	3,996,090,898	49,616
Treasury shares (1)	**12/31/2025**	**-**	**344,662**	**344,662**	**(13)**
Acquisition of treasury shares		-	36,555,258	36,555,258	(1,760)
Result from delivery of treasury shares		-	(31,903,270)	(31,903,270)	1,533
Treasury shares (1)	**06/30/2026**	**-**	**4,996,650**	**4,996,650**	**(240)**
Number of total shares at the end of the period (2)	**06/30/2026**	**5,617,742,977**	**5,404,129,565**	**11,021,872,542**	
Number of total shares at the end of the period (2)	**12/31/2025**	**5,617,742,977**	**5,408,781,553**	**11,026,524,530**	

		12/31/2025			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2024	4,918,480,340	1,325,492,746	6,243,973,086	57,783
Residents abroad	12/31/2024	39,810,019	3,520,352,243	3,560,162,262	32,946
Shares of capital stock	**12/31/2024**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Bonus shares – Outstanding as from 03/20/2025		495,829,036	484,584,499	980,413,535	
(-) Cancellation of Shares - Meeting of the Board of Dirtors at 11/27/2025		-	(78,850,638)	(78,850,638)	
Bonus shares – Outstanding as from 12/30/2025		163,623,582	157,547,365	321,170,947	
Shares of capital stock	**12/31/2025**	**5,617,742,977**	**5,409,126,215**	**11,026,869,192**	**136,910**
Residents in Brazil	12/31/2025	5,567,132,399	1,333,956,149	6,901,088,548	85,684
Residents abroad	12/31/2025	50,610,578	4,075,170,066	4,125,780,644	51,226
Treasury shares (1)	**12/31/2024**	**-**	**28,030,833**	**28,030,833**	**(909)**
Acquisition of treasury shares		-	81,312,040	81,312,040	(3,085)
(-) Cancellation of Shares - Meeting of the Board of Dirtors at 11/27/2025		-	(78,850,638)	(78,850,638)	3,000
Result from delivery of treasury shares		-	(30,244,329)	(30,244,329)	981
Bonus shares – Treasury as from 03/20/2025		-	86,718	86,718	
Bonus shares – Treasury as from 12/30/2025		-	10,038	10,038	
Treasury shares (1)	**12/31/2025**	**-**	**344,662**	**344,662**	**(13)**
Number of total shares at the end of the period (2)	**12/31/2025**	**5,617,742,977**	**5,408,781,553**	**11,026,524,530**	
Number of total shares at the end of the period (2)	**12/31/2024**	**4,958,290,359**	**4,817,814,156**	**9,776,104,515**	

1) Own shares, purchased based on authorization of the Board of directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 74

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price: Cost / market value 06/30/2026 12/31/2025 Common Preferred Common Preferred Minimum - 45.38 - 32.81 Weighted average - 48.11 - 37.91 Maximum - 49.65 - 41.36 Treasury shares Average cost - 48.06 - 36.94 Market value on the last day of the base date 44.27 42.18 36.35 39.23 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. I - Calculation of dividends and interest on capital 01/01 to 06/30/2026 01/01 to 06/30/2025 Statutory net income 23,205 22,251 Adjustments: (-) Legal reserve - 5% (1,160) (1,113) Dividend calculation basis 22,045 21,138 Minimum mandatory dividend - 25% 5,511 5,285 Dividends and interest on capital paid / accrued / identified 7,455 7,320 75

II - Stockholders' compensation

	06/30/2026			
	Value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		**1,002**	**(175)**	**827**
Interest on capital - 5 monthly installments paid from February to June 2026	0.0150	1,002	(175)	827
Accrued (recorded in Other liabilities - Social and statutory)		**8,034**	**(1,406)**	**6,628**
Interest on capital - 1 monthly installment paid on 07/01/2026	0.0150	200	(35)	165
Interest on capital - credited on 02/26/2026 to be paid until 08/31/2026	0.2878	3,845	(673)	3,172
Interest on capital - credited on 05/28/2026 to be paid until 08/31/2026	0.2986	3,989	(698)	3,291
Total - 01/01 to 06/30/2026		**9,036**	**(1,581)**	**7,455**

	06/30/2025			
	Value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		**899**	**(135)**	**764**
Interest on capital - 5 monthly installments paid from February to June 2025	0.0150	899	(135)	764
Accrued (recorded in Other liabilities - Social and statutory)		**5,319**	**(798)**	**4,521**
Interest on capital - 1 monthly installment paid on 07/01/2025	0.0150	191	(29)	162
Interest on capital	0.1202	1,525	(229)	1,296
Interest on capital - credited on 05/29/2025 to be paid until 08/29/2025	0.2840	3,603	(540)	3,063
Identified in Profit Reserves in Stockholders' Equity		**2,394**	**(359)**	**2,035**
Interest on capital	0.1887	2,394	(359)	2,035
Total - 01/01 to 06/30/2025		**8,612**	**(1,292)**	**7,320**

c) Capital reserves and profit reserves

	06/30/2026	12/31/2025
Capital reserves	**2,011**	**2,876**
Premium on subscription of shares	284	284
Share-based payment	1,723	2,588
Reserves from tax incentives, restatement of equity securities and other	4	4
Profit reserves [1]	**83,853**	**67,711**
Legal [2]	18,792	17,632
Statutory [3]	65,061	50,079
Total reserves at parent company	**85,864**	**70,587**

1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the yield flow to shareholders.

Statutory reserves include R$ (504), which refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Income	
	06/30/2026	12/31/2025	01/01 to 06/30/2026	01/01 to 06/30/2025
Banco Itaú Chile	7,717	8,337	358	228
Itaú Colombia S.A.	23	22	1	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	682	715	97	103
Luizacred S.A. Soc. Cred. Financiamento Investimento	1,160	1,103	105	93
Other	665	398	23	37
Total	**10,247**	**10,575**	**584**	**461**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 76

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Note 20 - Share-based payment The accounting policy on share-based payments is presented in Note 2c XV. ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving their management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 04/01 to 06/30/2026 04/01 to 06/30/2025 01/01 to 06/30/2026 01/01 to 06/30/2025 Partner plan (137) (133) (260) (231) Share-based plan (168) (152) (337) (295) Total (305) (285) (597) (526) a) Partner plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share- based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the program internal regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the compensation grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the partner program 01/01 to 06/30/2026 01/01 to 06/30/2025 Quantity Quantity (1) Opening balance 102,020,356 84,186,167 New 22,965,261 33,444,044 Delivered (15,573,032) (14,531,958) Cancelled (1,781,972) (579,102) Closing balance 107,630,613 102,519,151 Weighted average of remaining contractual life (years) 2.43 2.69 Market value weighted average (R$) 33.02 22.53 1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates. 77

b) Variable compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date, less expected dividends.

Change in share-based variable compensation

	01/01 to 06/30/2026	01/01 to 06/30/2025
	Quantity	Quantity [(1)]
Opening balance	**49,801,714**	**47,813,732**
New	16,961,800	26,271,288
Delivered	(22,949,264)	(23,964,257)
Cancelled	(621,983)	(440,945)
Closing balance	**43,192,267**	**49,679,818**
Weighted average of remaining contractual life (years)	**1.32**	**1.40**
Market value weighted average (R$)	**39.69**	**26.46**

1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates.

Note 21 - Interest and similar income and expenses and income of assets and liabilities at fair value through profit or loss

a) Interest and similar income

	04/01 to 06/30/2026	04/01 to 06/30/2025	01/01 to 06/30/2026	01/01 to 06/30/2025
Central Bank of Brazil deposits	4,763	4,307	9,399	8,233
Interbank deposits	1,346	4,512	2,646	8,686
Securities purchased under agreements to resell	9,834	7,799	20,553	15,634
Financial assets at fair value through other comprehensive income	7,434	3,512	12,463	7,919
Financial assets at amortized cost	7,905	(378)	14,793	4,597
Loan operations	42,717	44,505	83,754	80,712
Other financial assets	844	505	1,290	951
Total	**74,843**	**64,762**	**144,898**	**126,732**

b) Interest and similar expense

	04/01 to 06/30/2026	04/01 to 06/30/2025	01/01 to 06/30/2026	01/01 to 06/30/2025
Deposits	(21,680)	(35,081)	(44,767)	(60,575)
Securities sold under repurchase agreements	(15,913)	(14,394)	(33,651)	(25,911)
Interbank market funds	(11,858)	(11,012)	(21,646)	(22,635)
Institutional market funds	(3,253)	(2,756)	(7,206)	(6,526)
Other	(916)	(156)	(1,695)	(226)
Total	**(53,620)**	**(63,399)**	**(108,965)**	**(115,873)**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 78

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 c) Income of assets and liabilities at fair value through profit or loss 04/01 to 06/30/2026 04/01 to 06/30/2025 01/01 to 06/30/2026 01/01 to 06/30/2025 Securities 7,696 18,571 17,444 32,398 Derivatives (1) 768 (5,186) 3,044 (6,954) Financial assets designated at fair value through profit or loss 470 364 (364) 999 Other assets at fair value through profit or loss (349) 345 (491) 346 Financial liabilities at fair value through profit or loss - 2 - - Financial liabilities designated at fair value (10) 8 (14) 23 Total 8,575 14,104 19,619 26,812 1) Includes the ineffective Derivatives portion related to hedge accounting. During the period ended 06/30/2026, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ (1,266) (R$ (1,751) from 01/01 to 06/30/2025) of Expected credit loss, R$ 59 (R$ (546) from 01/01 to 06/30/2025) for Financial assets at fair value through other comprehensive income and R$ (1,325) (R$ (1,205) from 01/01 to 06/30/2025) for Financial assets at amortized cost. Note 22 - Commissions and banking fees The accounting policy on commissions and banking fees is presented in Note 2c XVIII. The main services provided by ITAÚ UNIBANCO HOLDING are: • Credit and debit cards: refer mainly to fees charged by card issuers and annuities charged for the availability and management of credit card. • Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer, withdrawals from demand deposit account and money order. • Funds management: refers to fees charged for the management and performance of investment funds and consortia administration. • Payments and collections: refer mainly to the fees charged by acquirers for processing transactions carried out with cards, the rental of machines from Rede and transfers made through PIX in legal entity’s packages. • Economic, financial and brokerage advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchange. 79

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 04/01 to 06/30/2026 04/01 to 06/30/2025 01/01 to 06/30/2026 01/01 to 06/30/2025 Credit and debit cards 4,393 4,132 8,716 8,194 Current account services 698 695 1,437 1,810 Asset management 1,836 1,755 3,599 3,382 Funds 1,259 1,286 2,471 2,455 Consortia 577 469 1,128 927 Credit operations and financial guarantees 638 641 1,287 1,345 Credit operations 199 200 409 466 Financial guarantees 439 441 878 879 Payments and collections 1,591 1,575 3,189 3,419 Economic, financial and brokerage advisory 1,285 1,050 2,586 2,173 Custody services 244 229 491 422 Other 1,377 994 2,707 1,959 Total 12,062 11,071 24,012 22,704 Note 23 - General and administrative expenses 04/01 to 06/30/2026 04/01 to 06/30/2025 01/01 to 06/30/2026 01/01 to 06/30/2025 Compensation, payroll charges, welfare benefits, provision for labor claims, dismissals, training and other (6,964) (7,892) (14,786) (14,677) Employees’ profit sharing and share-based payment (2,412) (2,305) (4,726) (4,228) Third-party and financial system services, security, transportation and travel expenses (2,066) (2,054) (4,014) (4,046) Data processing and telecommunications (1,603) (1,363) (3,173) (2,829) Installations and materials (722) (884) (1,466) (1,483) Advertising, promotions and publicity (565) (459) (897) (882) Depreciation and amortization (1,862) (1,804) (3,745) (3,642) Selling - credit cards (1,651) (1,395) (3,476) (2,922) Claims losses (235) (134) (387) (361) Loss on sale of other assets, fixed assets and investments in associates and joint ventures (59) (28) (83) (59) Provision for lawsuits civil (511) (321) (789) (631) Provision for tax and social security lawsuits and other risks (128) 1,112 (124) 901 Other (1,538) (1,866) (3,240) (4,528) Total (20,316) (19,393) (40,906) (39,387) 80

Note 24 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2c XIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income [(1)]	20.00%

1) Starting April 1, 2026, the tax rate of the Social contribution on net income is 17.5% for capitalization subsidiaries and credit, financing and investment companies, and 12% for payment institutions. The 15% tax rate applicable to insurance companies and other financial institutions remains in effect, while the 9% tax rate continues to apply to other non-financial companies.

a) Expenses for taxes and contributions

Breakdown of Income tax and social contribution calculation on net income:

Due on operations for the period	04/01 to 06/30/2026	04/01 to 06/30/2025	01/01 to 06/30/2026	01/01 to 06/30/2025
Income / (loss) before income tax and social contribution	**14,274**	**9,658**	**26,982**	**22,543**
Charges (income tax and social contribution) at the rates in effect	(6,423)	(4,346)	(12,142)	(10,144)
Increase / decrease in income tax and social contribution charges arising from:				
Share of profit or (loss) of associates and joint ventures	532	490	918	863
Interest on capital	1,185	1,890	2,541	3,583
Other nondeductible expenses net of non taxable income [(1)]	1,872	(1,334)	2,788	103
Income tax and social contribution expenses	**(2,834)**	**(3,300)**	**(5,895)**	**(5,595)**
Related to temporary differences				
Increase / (reversal) for the period	884	5,040	3,112	5,157
(Expenses) / income from deferred taxes	**884**	**5,040**	**3,112**	**5,157**
Total income tax and social contribution expenses	**(1,950)**	**1,740**	**(2,783)**	**(438)**

1) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 81

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2025	Realization / reversal	Increase	06/30/2026
Reflected in income	**71,621**	**(17,778)**	**19,159**	**73,002**
Provision for expected credit loss	51,697	(9,707)	7,527	49,517
Related to tax losses and social contribution loss carryforwards	513	(85)	1,759	2,187
Provision for profit sharing	3,623	(3,623)	2,648	2,648
Provisions	5,864	(959)	1,369	6,274
Civil lawsuits	1,215	(341)	307	1,181
Labor claims	3,543	(585)	1,015	3,973
Tax and social security obligations	1,106	(33)	47	1,120
Legal obligations	380	(227)	2	155
Adjustments of operations carried out on the futures settlement market	-	-	283	283
Adjustment to fair value of financial assets - At fair value through profit or loss	15	(15)	127	127
Provision relating to health insurance operations	485	(8)	17	494
Other	9,044	(3,154)	5,427	11,317
Reflected in stockholders' equity	**3,789**	**(859)**	**888**	**3,818**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,491	(671)	854	2,674
Cash flow hedge	382	(188)	-	194
Post-employment benefits	916	-	8	924
Other	-	-	26	26
Total	**75,410**	**(18,637)**	**20,047**	**76,820**

	12/31/2024	Realization / reversal	Increase	12/31/2025
Reflected in income	**64,636**	**(20,385)**	**27,370**	**71,621**
Provision for expected credit loss	43,518	(5,664)	13,843	51,697
Related to tax losses and social contribution loss carryforwards	2,469	(2,053)	97	513
Provision for profit sharing	3,258	(3,258)	3,623	3,623
Provisions	6,277	(3,406)	2,993	5,864
Civil lawsuits	1,239	(665)	641	1,215
Labor claims	3,174	(1,386)	1,755	3,543
Tax and social security obligations	1,864	(1,355)	597	1,106
Legal obligations	375	(135)	140	380
Adjustments of operations carried out on the futures settlement market	787	(787)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	245	(245)	15	15
Provision relating to health insurance operations	365	-	120	485
Other	7,342	(4,837)	6,539	9,044
Reflected in stockholders' equity	**5,570**	**(1,882)**	**101**	**3,789**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	4,268	(1,872)	95	2,491
Cash flow hedge	392	(10)	-	382
Other	910	-	6	916
Total	**70,206**	**(22,267)**	**27,471**	**75,410**

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 65,914 (R$ 63,486 at 12/31/2025) and R$ 396 (R$ 491 at 12/31/2025), respectively.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 82

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2025	Realization / reversal	Increase	06/30/2026
Reflected in income	**9,919**	**(4,855)**	**3,098**	**8,162**
Supervenience of depreciation of finance lease	98	(2)	-	96
Adjustment of deposits in guarantee and provisions	1,689	(270)	267	1,686
Post-employment benefits	257	(71)	97	283
Adjustments of operations carried out on the futures settlement market	185	(185)	-	-
Adjustment to fair value of financial assets at fair value through profit or loss	3,763	(3,763)	2,165	2,165
Taxation of results abroad – capital gains	748	(4)	-	744
Other	3,179	(560)	569	3,188
Reflected in stockholders' equity	**2,496**	**(1,151)**	**1,795**	**3,140**
Adjustment to fair value of financial assets at fair value through other comprehensive income	1,667	(329)	1,018	2,356
Post-employment benefits	7	-	-	7
Insurance contracts	822	(822)	777	777
Total	**12,415**	**(6,006)**	**4,893**	**11,302**

	12/31/2024	Realization / reversal	Increase	12/31/2025
Reflected in income	**9,065**	**(4,670)**	**5,524**	**9,919**
Supervenience of depreciation of finance lease	107	(9)	-	98
Adjustment of deposits in guarantee and provisions	1,754	(722)	657	1,689
Post-employment benefits	260	(37)	34	257
Adjustments of operations carried out on the futures settlement market	-	-	185	185
Adjustment to fair value of financial assets at fair value through profit or loss	3,538	(3,538)	3,763	3,763
Taxation of results abroad – capital gains	764	(25)	9	748
Other	2,642	(339)	876	3,179
Reflected in stockholders' equity	**2,885**	**(764)**	**375**	**2,496**
Adjustment to fair value of financial assets at fair value through other comprehensive income	2,881	(764)	372	2,489
Post-employment benefits	4	-	3	7
Total	**11,950**	**(5,434)**	**5,899**	**12,415**

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 65,914 (R$ 63,486 at 12/31/2025) and R$ 396 (R$ 491 at 12/31/2025), respectively.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 83

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

Realization year	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2026	14,081	18.9%	2,114	96.7%	16,195	21.1%	(532)	4.7%	15,663	23.9%
2027	13,139	17.6%	63	2.9%	13,202	17.2%	(395)	3.5%	12,807	19.5%
2028	8,521	11.4%	3	0.1%	8,524	11.1%	(351)	3.1%	8,173	12.5%
2029	5,982	8.0%	3	0.1%	5,985	7.8%	(426)	3.8%	5,559	8.5%
2030	5,415	7.3%	4	0.2%	5,419	7.1%	(461)	4.1%	4,958	7.6%
After 2030	27,495	36.8%	-	-	27,495	35.7%	(9,137)	80.8%	18,358	28.0%
Total	**74,633**	**100.0%**	**2,187**	**100.0%**	**76,820**	**100.0%**	**(11,302)**	**100.0%**	**65,518**	**100.0%**
Present value [(1)]	**59,238**		**2,054**		**61,292**		**(7,566)**		**53,726**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes the in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted for

At 06/30/2026, deferred tax assets not accounted for correspond to R$ 422 (R$ 586 at 12/31/2025) and result from Management's evaluation of their perspectives of realization in the long term.

c) Tax liabilities

	Note	06/30/2026	12/31/2025
Taxes and contributions on income payable		5,818	6,436
Deferred tax liabilities	24b II	396	491
Other		5,805	4,655
Total		**12,019**	**11,582**
Current		**11,087**	**9,895**
Non-current		**932**	**1,687**

Note 25 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	04/01 to 06/30/2026	04/01 to (1) 06/30/2025	01/01 to 06/30/2026	01/01 to (1) 06/30/2025
Net income attributable to owners of the parent company	**11,979**	**11,137**	**23,615**	**21,644**
Minimum non-cumulative dividends on preferred shares	(119)	(121)	(119)	(121)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(123)	(124)	(123)	(124)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:				
Common	5,982	5,512	11,912	10,833
Preferred	5,755	5,380	11,461	10,566
Total net income available to equity owners				
Common	6,105	5,636	12,035	10,957
Preferred	5,874	5,501	11,580	10,687
Weighted average number of outstanding shares				
Common	5,617,742,977	5,617,742,977	5,617,742,977	5,617,742,977
Preferred	5,404,036,949	5,483,710,697	5,404,681,975	5,479,027,349
Basic earnings per share – R$				
Common	1.09	1.00	2.14	1.95
Preferred	1.09	1.00	2.14	1.95

1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 84

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	04/01 to 06/30/2026	04/01 to (1) 06/30/2025	01/01 to 06/30/2026	01/01 to (1) 06/30/2025
Net income available to preferred equity owners	**5,874**	**5,501**	**11,580**	**10,687**
Dividends on preferred shares after dilution effects	68	50	108	99
Net income available to preferred equity owners considering preferred shares after the dilution effect	**5,942**	**5,551**	**11,688**	**10,786**
Net income available to ordinary equity owners	**6,105**	**5,636**	**12,035**	**10,957**
Dividend on preferred shares after dilution effects	(68)	(50)	(108)	(99)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**6,037**	**5,586**	**11,927**	**10,858**
Adjusted weighted average of shares				
Common	5,617,742,977	5,617,742,977	5,617,742,977	5,617,742,977
Preferred	**5,528,196,891**	**5,584,005,850**	**5,504,786,141**	**5,579,857,433**
Preferred	5,404,036,949	5,483,710,697	5,404,681,975	5,479,027,349
Incremental as per share-based payment plans	124,159,942	100,295,153	100,104,166	100,830,084
Diluted earnings per share – R$				
Common	1.07	0.99	2.12	1.93
Preferred	1.07	0.99	2.12	1.93

1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates.

There was no potentially antidilutive effect of the shares in share-based payment plans in any of the periods.

Note 26 - Post-employment benefits

The accounting policies on post-employment benefits are presented in Note 2c XIV.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- **Defined benefit plans (BD):** plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- **Defined contribution plans (CD):** plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- **Variable contribution plans (CV):** in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 85

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	06/30/2026	06/30/2025
Demographic	Mortality table (1)	AT-2000	AT-2000
Financial	Nominal discount rate (2)	11.70% p.a.	11.59% p.a.
Financial	Inflation (3)	4.00% p.a.	4.00% p.a.

1) Correspond to those disclosed by SOA - Society of Actuaries, with the general application of a 10% increase, according to the adherence to the plan's population, in the probability of survival in relation to the respective basic tables.
2) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Long-term inflation projected.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk -** plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 86

c) Asset management

The purpose of the management of funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Fixed income securities	**22,672**	**22,144**	**97.2%**	**96.5%**
Quoted in an active market	21,970	21,481	94.2%	93.6%
Non quoted in an active market	702	663	3.0%	2.9%
Variable income securities	**3**	**2**	**-**	**-**
Quoted in an active market	3	2	-	-
Structured investments	**123**	**125**	**0.5%**	**0.5%**
Non quoted in an active market	123	125	0.5%	0.5%
Real estate	**467**	**575**	2.0%	**2.6%**
Loans to participants	**49**	**91**	0.3%	**0.4%**
Total	**23,314**	**22,937**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and its subsidiaries, with a fair value of R$ 3 (R$ 2 at 12/31/2025), and real estate rented to group companies, with a fair value of R$ 441 (R$ 508 at 12/31/2025).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risks mitigation strategies are used.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 87

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	Note	06/30/2026								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**22,937**	**(19,641)**	**(5,030)**	**(1,734)**	**339**	**(96)**	**243**	**(526)**	**(2,017)**
Amounts recognized in income (1+2+3+4)		**1,275**	**(1,092)**	**(286)**	**(103)**	**(6)**	**(5)**	**(11)**	**(30)**	**(144)**
1 - Cost of current service		-	(12)	-	(12)	-	-	-	-	(12)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		1,275	(1,080)	(286)	(91)	23	(5)	18	(30)	(103)
4 - Other revenues and expenses [1]		-	-	-	-	(29)	-	(29)	-	(29)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		**(13)**	**9**	**(18)**	**(22)**	**-**	**-**	**-**	**-**	**(22)**
5 - Effects on asset ceiling		-	-	(18)	(18)	-	-	-	-	(18)
6 - Remeasurements		-	-	-	-	-	-	-	-	-
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan [2]		-	-	-	-	-	-	-	-	-
7 - Exchange variation		(13)	9	-	(4)	-	-	-	-	(4)
Other (8+9+10)		**(885)**	**1,065**	**-**	**180**	**-**	**-**	**-**	**46**	**226**
8 - Receipt by destination of resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,066)	1,065	-	(1)	-	-	-	46	45
10 - Contributions and investments from sponsor		181	-	-	181	-	-	-	-	181
Amounts at the end of the period		**23,314**	**(19,659)**	**(5,334)**	**(1,679)**	**333**	**(101)**	**232**	**(510)**	**(1,957)**
Amount recognized in Assets	18a				14			232	-	246
Amount recognized in Liabilities	18b				(1,693)			-	(510)	(2,203)

	Note	12/31/2025								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,490**	**(19,035)**	**(4,237)**	**(1,782)**	**365**	**(81)**	**284**	**(562)**	**(2,060)**
Amounts recognized in income (1+2+3+4)		**2,393**	**(2,108)**	**(493)**	**(208)**	**(16)**	**(10)**	**(26)**	**(61)**	**(295)**
1 - Cost of current service		-	(24)	-	(24)	-	-	-	-	(24)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,393	(2,084)	(493)	(184)	50	(10)	40	(61)	(205)
4 - Other revenues and expenses [1]		-	-	-	-	(66)	-	(66)	-	(66)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		**749**	**(445)**	**(300)**	**4**	**(10)**	**(5)**	**(15)**	**14**	**3**
5 - Effects on asset ceiling		-	-	(300)	(300)	-	(5)	(5)	-	(305)
6 - Remeasurements		762	(451)	-	311	(10)	-	(10)	14	315
Changes in demographic assumptions		-	151	-	151	-	-	-	-	151
Changes in financial assumptions		-	(384)	-	(384)	-	-	-	4	(380)
Experience of the plan [2]		762	(218)	-	544	(10)	-	(10)	10	544
7 - Exchange variation		(13)	6	-	(7)	-	-	-	-	(7)
Other (8+9+10)		**(1,695)**	**1,947**	**-**	**252**	**-**	**-**	**-**	**83**	**335**
8 - Receipt by destination of resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,947)	1,947	-	-	-	-	-	83	83
10 - Contributions and investments from sponsor		252	-	-	252	-	-	-	-	252
Amounts at the end of the period		**22,937**	**(19,641)**	**(5,030)**	**(1,734)**	**339**	**(96)**	**243**	**(526)**	**(2,017)**
Amount recognized in Assets	18a				13			243	-	256
Amount recognized in Liabilities	18b				(1,747)			-	(526)	(2,273)

1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 88

Net interest correspond to the amount calculated on 01/01/2026 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), deducting the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.70% p.a. (On 01/01/2025 the rate used was 11.59% p.a.).

ITAÚ UNIBANCO HOLDING sponsors a Plano BD. The amount recognized in Liabilities is R$ 47 (R$ 47 at 12/31/2025) , in Other comprehensive income is R$ 15 (R$ 15 at 12/31/2025) and in income/(expense) is R$ (4) (R$ 3 on 01/01 to 06/30/2025).

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2026	01/01 to 06/30/2026	01/01 to 06/30/2025
Retirement plan - FIU	21	25	26
Retirement plan - FUNBEP	129	137	142
Total [(1)]	**150**	**162**	**168**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration [(1)]	2026	2027	2028	2029	2030	2031 to 2035
Pension plan - FIU	7.95	1,219	1,263	1,305	1,345	1,383	7,381
Pension plan - FUNBEP	7.38	740	757	774	789	803	4,169
Other post-employment benefits	7.42	91	72	45	47	49	265
Total		**2,050**	**2,092**	**2,124**	**2,181**	**2,235**	**11,815**

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [(1)]	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [(1)]
Discount rate						
Increase by 0.5 p.p.	(669)	-	236	(17)	-	17
Decrease by 0.5 p.p.	716	-	(252)	19	-	(19)
Mortality table						
Increase by 5%	(234)	-	79	(9)	-	9
Decrease by 5%	245	-	(82)	10	-	(10)
Medical inflation						
Increase by 1 p.p.	-	-	-	40	-	(40)
Decrease by 1 p.p.	-	-	-	(35)	-	35

1) Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

The accounting policy on insurance contracts and private pension is presented in Note 2c XI.

Insurance products sold by ITAÚ UNIBANCO HOLDING are divided into (i) non-life insurance, which guarantees loss, damage or liability for objects or people; and (ii) life insurance, which includes coverage against the risk of death and personal accidents. Insurance products are substantially offered through the electronic channels and branches of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING reinsures the portion of the underwritten risks that exceed the maximum liability limits it deems to be appropriate for each segment and product. These reinsurance contracts allow the recovery of a

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 89

portion of the losses with the reinsurer, although they do not release ITAÚ UNIBANCO HOLDING from the main obligation.

Private pension products are essentially divided into: (i) Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL): whose main objective is to accumulate financial resources, the payment of which is made by means of income; and (ii) traditional: pension plan with a minimum guarantee of profitability, which is no longer sold.

Financial assets related to insurance and private pension contracts are composed mainly of government securities measured at amortized cost and fair value through other comprehensive income, the latter being preferably related to the assets guaranteeing long-term obligations. Therefore, effects at present value of projected cash flows from insurance and private pension contracts are substantially neutralized by these FVOCI financial assets.

The liquidity management of insurance and private pension contracts is detailed in Note 32.

Insurance contracts and private pension portfolios and measurement approach are presented below:

	Note	06/30/2026			12/31/2025		
		(Assets) / liabilities	Income		(Assets) / liabilities	Income	
			Contractual	Financial		Contractual	Financial
General model (BBA)		**14,333**	**2,080**	**(746)**	**14,307**	**3,301**	**(826)**
Insurance	27a I	5,591	2,111	(187)	5,897	3,126	(309)
Private pension	27a II	8,742	(31)	(559)	8,410	175	(517)
Variable fee approach (VFA)	**27a II**	**360,233**	**803**	**(19,896)**	**338,116**	**1,543**	**(41,332)**
Private pension		360,233	803	(19,896)	338,116	1,543	(41,332)
Simplified model (PAA)	**27a I**	**637**	**1,467**	**3**	**618**	**2,725**	**8**
Insurance		681	1,473	2	642	2,765	4
Reinsurance		(44)	(6)	1	(24)	(40)	4
Total Insurance contracts and private pension		**375,203**	**4,350**	**(20,639)**	**353,041**	**7,569**	**(42,150)**
Insurance		**6,272**	**3,584**	**(185)**	**6,539**	**5,891**	**(305)**
Reinsurance		**(44)**	**(6)**	**1**	**(24)**	**(40)**	**4**
Private pension		**368,975**	**772**	**(20,455)**	**346,526**	**1,718**	**(41,849)**
Current		**17,936**	**-**	**-**	**16,861**	**-**	**-**
Non-current		**357,267**	**-**	**-**	**336,180**	**-**	**-**

Insurance of general model (BBA) are composed of assets of R$ (258) (R$ (188) at 12/31/2025) and liabilities of R$ 5,333 (R$ 6,085 at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 90

a) Reconciliation of insurance and private pension portfolios

I - Insurance

	06/30/2026				12/31/2025			
	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total
Opening balance - 01/01	**3,527**	**2,307**	**681**	**6,515**	**3,868**	**1,850**	**645**	**6,363**
Income from insurance contracts and private pension	(4,428)	(45)	895	(3,578)	(8,061)	469	1,741	(5,851)
Financial income from insurance contracts and private pension	164	15	6	185	104	(12)	11	103
Premiums received, claims and other expenses paid	4,010	-	(904)	3,106	7,616	-	(1,716)	5,900
Closing balance	**3,273**	**2,277**	**678**	**6,228**	**3,527**	**2,307**	**681**	**6,515**

	06/30/2026				12/31/2025			
	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total
Opening balance - 01/01	**(106)**	**6,297**	**324**	**6,515**	**146**	**5,928**	**289**	**6,363**
Realization of insurance contractual margin	-	(3,685)	-	(3,685)	-	(6,369)	-	(6,369)
Actuarial remeasurements	45	79	(17)	107	993	(508)	33	518
Income from insurance contracts and private pension	**45**	**(3,606)**	**(17)**	**(3,578)**	**993**	**(6,877)**	**33**	**(5,851)**
New recognized insurance contracts	(3,339)	3,332	7	-	(6,885)	6,872	13	-
Financial income from insurance contracts and private pension	**(59)**	**236**	**8**	**185**	**(260)**	**374**	**(11)**	**103**
Recognized in income for the period	(61)	236	9	184	(88)	374	15	301
Recognized in other comprehensive income	2	-	(1)	1	(172)	-	(26)	(198)
Premiums received, claims and other expenses paid	3,106	-	-	3,106	5,900	-	-	5,900
Closing balance	**(353)**	**6,259**	**322**	**6,228**	**(106)**	**6,297**	**324**	**6,515**

II - Private pension

	06/30/2026				12/31/2025			
	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total
Opening balance - 01/01	**346,278**	**149**	**99**	**346,526**	**299,662**	**716**	**92**	**300,470**
Income from insurance contracts and private pension	(42,974)	23	42,179	(772)	(77,896)	(222)	76,400	(1,718)
Financial income from insurance contracts and private pension	20,417	152	2	20,571	40,997	(345)	5	40,657
Premiums received, claims and other expenses paid	44,832	-	(42,182)	2,650	83,515	-	(76,398)	7,117
Closing Balance	**368,553**	**324**	**98**	**368,975**	**346,278**	**149**	**99**	**346,526**

	06/30/2026				12/31/2025			
	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total
Opening balance - 01/01	**321,690**	**24,561**	**275**	**346,526**	**279,220**	**20,944**	**306**	**300,470**
Realization of insurance contractual margin	-	(826)	-	(826)	-	(1,572)	-	(1,572)
Actuarial remeasurements	935	(888)	7	54	(1,706)	1,594	(34)	(146)
Income from insurance contracts and private pension	**935**	**(1,714)**	**7**	**(772)**	**(1,706)**	**22**	**(34)**	**(1,718)**
New recognized insurance contracts	(1,592)	1,589	3	-	(3,597)	3,589	8	-
Financial Income from insurance contracts and private pension	**20,559**	**6**	**6**	**20,571**	**40,656**	**6**	**(5)**	**40,657**
Recognized in income for the period	20,444	6	5	20,455	41,832	6	11	41,849
Recognized in other comprehensive income	115	-	1	116	(1,176)	-	(16)	(1,192)
Premiums received, claims and other expenses paid	2,650	-	-	2,650	7,117	-	-	7,117
Closing balance	**344,242**	**24,442**	**291**	**368,975**	**321,690**	**24,561**	**275**	**346,526**

The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 357,425 (R$ 335,480 at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 91

b) Contractual service margin

ITAÚ UNIBANCO HOLDING expects to recognize the Contractual service margin in income according to the terms and amounts shown below:

Period	06/30/2026			12/31/2025		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
1 year	3,444	2,043	5,487	3,132	2,072	5,204
2 years	1,809	2,198	4,007	1,880	2,248	4,128
3 years	730	2,337	3,067	956	2,410	3,366
4 years	211	2,156	2,367	263	2,242	2,505
5 years	57	1,989	2,046	58	2,083	2,141
Over 5 years	8	13,719	13,727	8	13,506	13,514
Total	**6,259**	**24,442**	**30,701**	**6,297**	**24,561**	**30,858**

During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 883 (R$ 1,794 from 01/01 to 12/31/2025), with the balance of margin of these contracts corresponding to R$ 17,244 (R$ 18,087 at 12/31/2025).

c) Discount rates

The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows:

Indexes	06/30/2026					12/31/2025				
	1 year	3 years	5 years	10 years	20 years	1 year	3 years	5 years	10 years	20 years
IGPM	8.13%	8.11%	7.99%	7.61%	7.14%	7.29%	8.04%	7.98%	7.58%	7.34%
IPCA	8.99%	8.47%	8.34%	7.92%	7.57%	9.13%	7.80%	7.62%	7.23%	7.04%
TR	11.75%	11.95%	12.03%	12.12%	12.11%	11.69%	11.33%	11.55%	11.65%	11.63%

d) Claims development

Occurrence date	12/31/2022	12/31/2023	12/31/2024	12/31/2025	06/30/2026	Total
At the end of event period	1,167	1,125	1,205	1,240	528	
After 1 year	1,416	1,383	1,467	1,499		
After 2 years	1,444	1,421	1,495			
After 3 years	1,460	1,435				
After 4 years	1,465					
Accumulated payments through base date	1,453	1,435	1,482	1,475	425	6,270
Liabilities recognized in the balance sheet						721
Liabilities in relation to prior periods						46
Other estimates						2
Adjustment to present value						(42)
Risk adjustment to non-financial risk						49
Liability for claims incurred at 06/30/2026						**776**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 92

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Note 28 - Fair value The accounting policy on fair value of financial instruments is presented in Note 2c IV. a) Assets and liabilities measured at fair value The assets and liabilities measured at fair value on a recurring basis are classified as follows: Level 1: Securities and non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market. Level 2: Securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level. Level 3: Securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level. 93

The following table presents the assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy.

	06/30/2026				12/31/2025			
	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3	Fair value
Financial assets	**657,991**	**113,042**	**1,188**	**772,221**	**616,603**	**128,416**	**723**	**745,742**
Financial assets at fair value through other comprehensive income	**139,771**	**6,621**	**519**	**146,911**	**128,557**	**3,662**	**254**	**132,473**
Government securities	**133,587**	**2,886**	**-**	**136,473**	**120,890**	**-**	**-**	**120,890**
Brazil	78,565	-	-	78,565	81,763	-	-	81,763
Latin America	31,090	2,598	-	33,688	25,143	-	-	25,143
Abroad	23,932	288	-	24,220	13,984	-	-	13,984
Corporate securities	**5,408**	**3,678**	**504**	**9,590**	**6,948**	**3,603**	**252**	**10,803**
Rural product note	-	960	-	960	-	-	-	-
Bank deposit certificates	-	286	-	286	-	167	-	167
Real estate receivables certificates	-	221	-	221	-	222	-	222
Debentures	1,118	891	464	2,473	2,248	1,913	252	4,413
Eurobonds and other	4,290	1,275	-	5,565	4,700	1,171	-	5,871
Financial bills	-	4	-	4	-	5	-	5
Promissory and commercial notes	-	1	-	1	-	-	-	-
Other	-	40	40	80	-	125	-	125
Shares	**776**	**57**	**15**	**848**	**719**	**59**	**2**	**780**
Financial assets at fair value through profit or loss	**518,220**	**106,421**	**669**	**625,310**	**488,046**	**124,754**	**469**	**613,269**
Government securities	**437,881**	**4,120**	**-**	**442,001**	**398,919**	**3,955**	**-**	**402,874**
Brazil	430,643	3,547	-	434,190	392,506	3,952	-	396,458
Latin America	6,702	552	-	7,254	6,012	3	-	6,015
Abroad	536	21	-	557	401	-	-	401
Corporate securities	**62,385**	**58,726**	**111**	**121,222**	**75,221**	**69,789**	**365**	**145,375**
Rural product note	-	401	-	401	-	636	-	636
Bank deposit certificates	293	865	-	1,158	-	1,108	-	1,108
Real estate receivables certificates	205	1,619	42	1,866	249	1,714	83	2,046
Debentures	58,912	15,512	59	74,483	71,016	26,612	278	97,906
Eurobonds and other	2,453	29	-	2,482	3,001	97	-	3,098
Financial bills	-	38,471	1	38,472	-	37,343	2	37,345
Promissory and commercial notes	-	927	-	927	-	1,174	-	1,174
Other	522	902	9	1,433	955	1,105	2	2,062
Shares	**16,253**	**11,814**	**558**	**28,625**	**12,126**	**12,945**	**104**	**25,175**
Investment funds	**1,701**	**31,761**	**-**	**33,462**	**1,780**	**38,065**	**-**	**39,845**
Designated as fair value through profit or loss	**831**	**25,836**	**-**	**26,667**	**15,505**	**-**	**-**	**15,505**
Government securities	**831**	**25,836**	**-**	**26,667**	**15,505**	**-**	**-**	**15,505**
Brazil	59	-	-	59	57	-	-	57
Latin America	772	24,681	-	25,453	15,448	-	-	15,448
Abroad	-	1,155	-	1,155	-	-	-	-
Other financial assets	**38**	**2,443**	**-**	**2,481**	**-**	**3,092**	**-**	**3,092**
Non-financial assets	**3,246**	**-**	**-**	**3,246**	**4,139**	**-**	**-**	**4,139**
Financial liabilities	**-**	**(1,244)**	**-**	**(1,244)**	**-**	**(1,686)**	**-**	**(1,686)**
Financial liabilities at fair value through profit or loss	**-**	**(1,244)**	**-**	**(1,244)**	**-**	**(1,686)**	**-**	**(1,686)**
Structured notes	-	(59)	-	(59)	-	(57)	-	(57)
Other financial liabilities	-	(1,185)	-	(1,185)	-	(1,629)	-	(1,629)

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 94

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	06/30/2026				12/31/2025			
	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3	Fair value
Assets	**244**	**99,527**	**448**	**100,219**	**21**	**72,982**	**381**	**73,384**
Options	58	12,190	103	12,351	-	11,707	19	11,726
Forward	186	22,354	15	22,555	4	4,586	17	4,607
Swaps	-	52,450	330	52,780	-	46,839	345	47,184
NDF	-	11,305	-	11,305	-	8,351	-	8,351
Credit derivatives	-	399	-	399	-	615	-	615
Other	-	829	-	829	17	884	-	901
Liabilities	**(1,051)**	**(89,335)**	**(1,719)**	**(92,105)**	**(418)**	**(67,760)**	**(1,582)**	**(69,760)**
Options	(37)	(8,506)	(141)	(8,684)	(30)	(8,350)	(22)	(8,402)
Forward	(994)	(22,032)	(11)	(23,037)	(338)	(4,028)	(15)	(4,381)
Swaps	-	(45,062)	(1,567)	(46,629)	-	(43,908)	(1,545)	(45,453)
NDF	-	(13,296)	-	(13,296)	-	(10,929)	-	(10,929)
Credit derivatives	-	(275)	-	(275)	-	(367)	-	(367)
Other	(20)	(164)	-	(184)	(50)	(178)	-	(228)

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Changes in the fair value hierarchy

In the periods, there were no material transfers between Level 1 and Level 2.

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivatives classified in Level 3 correspond to swaps and options.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 95

	Fair value at 12/31/2025	Total gains or losses (realized/unrealized)		Purchases	Settlements	Transfers in the hierarchy	Fair value at 06/30/2026	Total gains or losses (unrealized)
		Income	Other comprehensive income					
Financial assets	**723**	**21**	**2**	**169**	**(314)**	**587**	**1,188**	**(1,720)**
At fair value through other comprehensive income	**254**	**-**	**2**	**169**	**(2)**	**96**	**519**	**11**
Corporate securities	**252**	**-**	**2**	**169**	**-**	**81**	**504**	**10**
Debentures	252	-	2	169	-	41	464	10
Other	-	-	-	-	-	40	40	-
Shares	**2**	**-**	**-**	**-**	**(2)**	**15**	**15**	**1**
At fair value through profit or loss	**469**	**21**	**-**	**-**	**(312)**	**491**	**669**	**(1,731)**
Corporate securities	**365**	**7**	**-**	**-**	**(312)**	**51**	**111**	**(71)**
Real estate receivables certificates	83	(1)	-	-	(83)	43	42	(10)
Debentures	278	2	-	-	(226)	5	59	(43)
Financial bills	2	2	-	-	(3)	-	1	-
Other	2	4	-	-	-	3	9	(18)
Shares	**104**	**14**	**-**	**-**	**-**	**440**	**558**	**(1,660)**
Derivatives - assets	**381**	**(88)**	**-**	**325**	**(152)**	**(18)**	**448**	**(16)**
Forward	17	(2)	-	-	-	-	15	-
Option	19	(9)	-	131	(38)	-	103	(14)
Swaps	345	(77)	-	194	(114)	(18)	330	(2)
Derivatives - liabilities	**(1,582)**	**160**	**-**	**(847)**	**486**	**64**	**(1,719)**	**630**
Forward	(15)	4	-	-	-	-	(11)	-
Option	(22)	(36)	-	(108)	25	-	(141)	(39)
Swaps	(1,545)	192	-	(739)	461	64	(1,567)	669

	Fair value at 12/31/2024	Total gains or losses (realized/unrealized)		Purchases	Settlements	Transfers in the hierarchy	Fair value at 12/31/2025	Total gains or losses (unrealized)
		Income	Other comprehensive income					
Financial assets	**2,158**	**200**	**5**	**64**	**(1,640)**	**(64)**	**723**	**(277)**
At fair value through other comprehensive income	**218**	**46**	**5**	**6**	**(22)**	**1**	**254**	**(1)**
Corporate securities	**218**	**46**	**5**	**6**	**(22)**	**(1)**	**252**	**(1)**
Debentures	218	46	5	-	(16)	(1)	252	(1)
Financial bills	-	-	-	6	(6)	-	-	-
Shares	**-**	**-**	**-**	**-**	**-**	**2**	**2**	**-**
At fair value through profit or loss	**1,940**	**154**	**-**	**58**	**(1,618)**	**(65)**	**469**	**(276)**
Corporate securities	**1,834**	**198**	**-**	**16**	**(1,618)**	**(65)**	**365**	**(120)**
Real estate receivables certificates	100	8	-	1	-	(26)	83	(75)
Debentures	1,734	190	-	3	(1,606)	(43)	278	(45)
Eurobonds and other	-	-	-	12	(12)	-	-	-
Financial bills	-	-	-	-	-	2	2	-
Other	-	-	-	-	-	2	2	-
Shares	**106**	**(44)**	**-**	**42**	**-**	**-**	**104**	**(156)**
Derivatives - assets	**372**	**134**	**-**	**349**	**(223)**	**(251)**	**381**	**(265)**
Forward	18	(2)	-	1	-	-	17	-
Option	31	(7)	-	108	(113)	-	19	(37)
Swaps	322	143	-	240	(109)	(251)	345	(228)
Credit derivatives	1	-	-	-	(1)	-	-	-
Derivatives - liabilities	**(175)**	**(402)**	**-**	**(1,356)**	**430**	**(79)**	**(1,582)**	**390**
Forward	(15)	-	-	(15)	15	-	(15)	-
Option	(8)	(19)	-	(75)	79	1	(22)	(6)
Swaps	(152)	(383)	-	(1,266)	336	(80)	(1,545)	396

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 96

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Shocks of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares: Shocks of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Shocks of 5 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Shocks of 10 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 Operations		06/30/2026		12/31/2025	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(5.0)	(0.2)	(5.6)	(0.1)
	II	(127.1)	(6.6)	(141.6)	(3.2)
	III	(254.0)	(13.1)	(283.7)	(6.4)
Commodities, Indexes and Shares	I	(31.1)	-	(5.4)	-
	II	(62.3)	-	(10.8)	-
Nonlinear	I	(60.9)	-	(25.5)	-
	II	(122.3)	-	(40.8)	-

b) Financial assets and liabilities not measured at fair value

	06/30/2026		12/31/2025	
	Book value	Fair value	Book value	Fair value
Financial assets at amortized cost [1]	**2,109,634**	**2,104,909**	**2,042,788**	**2,041,928**
Central Bank of Brazil deposits	170,495	170,495	167,275	167,275
Interbank deposits	69,941	69,941	66,169	66,169
Securities purchased under agreements to resell	250,356	250,356	280,592	280,592
Securities	402,011	400,260	327,473	326,895
Loan and lease operations	1,036,243	1,033,269	1,037,250	1,036,968
Other financial assets	180,588	180,588	164,029	164,029
Financial liabilities at amortized cost	**2,409,635**	**2,413,466**	**2,350,901**	**2,347,651**
Deposits	1,134,485	1,134,551	1,114,482	1,114,434
Securities sold under repurchase agreements	463,416	463,416	434,607	434,607
Interbank market funds	393,275	397,219	406,170	402,669
Institutional market funds	163,806	163,627	154,194	154,493
Other financial liabilities	254,653	254,653	241,448	241,448

1) Amounts presented net of the provision for expected loss.

The methods used to estimate the fair value of financial instruments measured at amortized cost are:

- **Central Bank of Brazil deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements -** The book value for these instruments is close to their fair values.

- **Interbank deposits, Deposits, Interbank market funds and Institutional market funds -** They are calculated by discounting estimated cash flows at market interest rates.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 97

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 • Securities - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models. • Loan and lease operations - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the book value is considered to be close to their fair value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease operations is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and specific knowledge of the debtor. • Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The book value for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits demanded judicially (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material market, credit or liquidity risks. Financial instruments not included in the Balance Sheet (note 32) are represented by Letters of Financial guarantees, which amount to R$ 142,418 (R$ 134,105 at 12/31/2025) with an estimated fair value of R$ 1,369 (R$ 1,295 at 12/31/2025). Note 29 - Provisions, contingent assets and contingent liabilities The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII. In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets There are no contingent assets recorded. b) Provisions and contingencies ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. 98

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020, the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and subsequently extended for another 30 months, subject to the reporting of the number of adhesions over the first period. In May 2025, the Federal Supreme Court (STF) unanimously declared the constitutionality of the economic plans Bresser (1987), Verão (1989), Collor I (1990) and Collor II (1991) and reaffirmed the approval of the collective bargaining agreement. As a result of this decision, the deadline for adhesion was extended by another 24 months. Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others. Other risks These are quantified and accrued on the basis of the amount of rural credit transactions with co-obligation and FCVS (salary variations compensation fund) credits assigned. 99

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

	Note	06/30/2026			
		Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,152**	**8,846**	**1,393**	**13,391**
(-) Provisions guaranteed by indemnity clause	2c XII	(197)	(565)	-	(762)
Subtotal		**2,955**	**8,281**	**1,393**	**12,629**
Adjustment / Interest	23	77	298	-	375
Changes in the period reflected in income	**23**	**712**	**1,976**	**(4)**	**2,684**
Increase		984	2,194	1	3,179
Reversal		(272)	(218)	(5)	(495)
Payment / Transfer		(740)	(1,357)	11	(2,086)
Subtotal		**3,004**	**9,198**	**1,400**	**13,602**
(+) Provisions guaranteed by indemnity clause	2c XII	197	519	-	716
Closing balance		**3,201**	**9,717**	**1,400**	**14,318**
Current		**1,591**	**3,184**	**421**	**5,196**
Non-current		**1,610**	**6,533**	**979**	**9,122**

	Note	12/31/2025			
		Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,207**	**8,213**	**1,066**	**12,486**
(-) Provisions guaranteed by indemnity clause	2c XII	(169)	(671)	-	(840)
Subtotal		**3,038**	**7,542**	**1,066**	**11,646**
Adjustment / Interest	23	115	578	-	693
Changes in the period reflected in income	**23**	**1,228**	**3,334**	**364**	**4,926**
Increase		1,835	3,793	650	6,278
Reversal		(607)	(459)	(286)	(1,352)
Payment / Transfer		(1,426)	(3,173)	(37)	(4,636)
Subtotal		**2,955**	**8,281**	**1,393**	**12,629**
(+) Provisions guaranteed by indemnity clause	2c XII	197	565	-	762
Closing balance		**3,152**	**8,846**	**1,393**	**13,391**
Current		**1,434**	**3,176**	**687**	**5,297**
Non-current		**1,718**	**5,670**	**706**	**8,094**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 100

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	06/30/2026	12/31/2025
Opening balance - 01/01		**4,400**	**6,723**
(-) Provisions guaranteed by indemnity clause	2c XII	(87)	(83)
Subtotal		**4,313**	**6,640**
Adjustment / Interest (1)		125	929
Changes in the period reflected in income		**(129)**	**(1,293)**
Increase (1)		29	579
Reversal (1)		(158)	(1,872)
Payment		(54)	(1,963)
Subtotal		**4,255**	**4,313**
(+) Provisions guaranteed by indemnity clause	2c XII	89	87
Closing balance		**4,344**	**4,400**
Current		**-**	**-**
Non-current		**4,344**	**4,400**

1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security obligations are described below:

- ISS on banking revenue –– R$ 507: The requirement, by several municipalities, of the ISS on various revenues arising from banking activities that are not usually classified as services provision is being challenged.

- Management's variable compensation –– R$ 426: The deductibility is challenged in the calculation of the actual profit of management's variable compensation in kind in the calculation of income tax, due to undue restriction of the Federal Revenue Service. The balance of the deposits in guarantee is R$ 498.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 4,393 (R$ 4,043 at 12/31/2025), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 1,208 (R$ 1,236 at 12/31/2025).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 42,873 (R$ 42,145 at 12/31/2025), and the main cases are described below:

- ISS – Banking Activities/Provider Establishment – R$ 9,651: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 6,049: tax assessments were issued for the collection of IRPJ and CSLL due to alleged insufficiency of tax loss balances and CSLL tax loss offset in the calculation of these taxes because the Federal Revenue Service understands that vaious administrative proceedings and lawsuits which have not yet been considered final and unappealable would definitively impact said balances.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 101

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 6,019: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 3,825: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

- CSLL, PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,792: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- INSS – Non-compensatory Amounts – R$ 2,754: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,511: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Goodwill – Deduction – R$ 1,440: the deductibility of goodwill for future expected profitability on the acquisition of investments.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 375 (R$ 387 at 12/31/2025) (note 18a), arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in civil and labor provisions.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING basically consist of:

		06/30/2026				12/31/2025
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,610	2,052	10,224	**13,886**	**13,497**
Investment fund quotas		262	42	-	**304**	**322**
Surety		81	15	6,451	**6,547**	**5,510**
Insurance bond		2,744	2,468	21,342	**26,554**	**25,641**
Guarantee by government securities		-	-	434	**434**	**411**
Total		**4,697**	**4,577**	**38,451**	**47,725**	**45,381**

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

- **Retail Business**

  The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

- **Wholesale Business**

  It comprises products and services offered to middle-market companies, high net worth institutional clients (Private Banking), and the operation of Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 102

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 • Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Business, Wholesale Business and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. • Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. 103

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: • Requirements for impairment testing of financial assets are based on the expected credit loss model. • Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit or loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9. • Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9. • Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted. • Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. 104

b) Consolidated Statement of Managerial Result

	04/01 to 06/30/2026					
	Retail Business	**Wholesale Business**	**Activities with the Market + Corporation**	**ITAÚ UNIBANCO**	**Adjustments**	**IFRS consolidated (1)**
Operating revenues	**30,244**	**15,224**	**2,517**	**47,985**	**(1,532)**	**46,453**
Interest margin	20,251	10,968	2,269	33,488	(2,168)	31,320
Commissions and Banking Fees (2,3)	6,825	4,037	166	11,028	1,034	12,062
Income from insurance and private pension operations before claim and selling expenses	3,168	219	82	3,469	(1,013)	2,456
Other revenues	-	-	-	-	615	615
Cost of Credit (4)	**(8,630)**	**(1,508)**	**-**	**(10,138)**	**744**	**(9,394)**
Claims	**(415)**	**6**	**-**	**(409)**	**409**	**-**
Operating margin	**21,199**	**13,722**	**2,517**	**37,438**	**(379)**	**37,059**
Other operating income / (expenses)	**(13,466)**	**(5,532)**	**(612)**	**(19,610)**	**(3,175)**	**(22,785)**
Non-interest expenses	(11,442)	(4,832)	(453)	(16,727)	(3,589)	(20,316)
Tax expenses for ISS, PIS and COFINS and Other	(2,024)	(700)	(159)	(2,883)	(19)	(2,902)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	433	433
Income before income tax and social contribution	**7,733**	**8,190**	**1,905**	**17,828**	**(3,554)**	**14,274**
Income tax and social contribution	**(2,096)**	**(2,359)**	**(589)**	**(5,044)**	**3,094**	**(1,950)**
Non-controlling interests	**(146)**	**(217)**	**(14)**	**(377)**	**32**	**(345)**
Net income	**5,491**	**5,614**	**1,302**	**12,407**	**(428)**	**11,979**
06/30/2026 – Total assets (*) -	**1,991,938**	**1,505,024**	**115,843**	**3,226,840**	**(24,715)**	**3,202,125**
06/30/2026 – Total liabilities -	**1,909,309**	**1,415,325**	**70,445**	**3,009,115**	**(35,016)**	**2,974,099**
(*) Includes:						
Investments in associates and joint ventures	2,886	-	6,087	8,973	1,716	10,689
Fixed assets, net	7,999	2,000	-	9,999	2,526	12,525
Goodwill and Intangible assets, net	9,217	9,531	-	18,748	7,565	26,313

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

2) Includes payment organization expenses previously presented under Non-interest expenses.

3) Includes discounting of acquisition receivables, previously presented under Interest margin.

4) Includes discounts granted on renegotiations, previously presented in Interest margin.

Interest margin includes interest and similar income and expenses of R$ 21,223 (R$ 1,363 from 04/01 to 06/30/2025), result of financial assets and liabilities at fair value through profit or loss of R$ 8,575 (R$ 14,104 from 04/01 to 06/30/2025) and foreign exchange results and exchange variations in foreign transactions of R$ 1,522 (R$ 12,905 from 04/01 to 06/30/2025).

Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (1,862) (R$ (1,804) from 04/01 to 06/30/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 105

	04/01 to 06/30/2025					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	**28,361**	**15,137**	**2,330**	**45,828**	**(6,466)**	**39,362**
Interest margin	18,610	11,094	2,142	31,846	(3,474)	28,372
Commissions and Banking Fees [2,3]	6,814	3,860	107	10,781	290	11,071
Income from insurance and private pension operations before claim and selling expenses	2,937	183	81	3,201	(903)	2,298
Other revenues	-	-	-	-	(2,379)	(2,379)
Cost of Credit [4]	**(8,056)**	**(1,387)**	**-**	**(9,443)**	**1,612**	**(7,831)**
Claims	**(380)**	**(5)**	**-**	**(385)**	**385**	**-**
Operating margin	**19,925**	**13,745**	**2,330**	**36,000**	**(4,469)**	**31,531**
Other operating income / (expenses)	**(12,752)**	**(5,548)**	**(719)**	**(19,019)**	**(2,854)**	**(21,873)**
Non-interest expenses	(10,919)	(4,780)	(521)	(16,220)	(3,173)	(19,393)
Tax expenses for ISS, PIS and COFINS and Other	(1,833)	(768)	(198)	(2,799)	(50)	(2,849)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	369	369
Income before income tax and social contribution	**7,173**	**8,197**	**1,611**	**16,981**	**(7,323)**	**9,658**
Income tax and social contribution	**(2,104)**	**(2,642)**	**(427)**	**(5,173)**	**6,913**	**1,740**
Non-controlling interests	**(128)**	**(163)**	**(9)**	**(300)**	**39**	**(261)**
Net income	**4,941**	**5,392**	**1,175**	**11,508**	**(371)**	**11,137**
12/31/2025 – Total assets (*) -	**1,896,887**	**1,464,874**	**101,085**	**3,096,277**	**(30,108)**	**3,066,169**
12/31/2025 – Total liabilities -	**1,820,419**	**1,374,833**	**61,964**	**2,890,647**	**(39,554)**	**2,851,093**
(*) Includes:						
Investments in associates and joint ventures	2,669	-	6,280	8,949	1,891	10,840
Fixed assets, net	7,724	1,871	-	9,595	3,040	12,635
Goodwill and Intangible assets, net	8,322	10,037	-	18,359	5,740	24,099

1) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

2) Includes payment organization expenses previously presented under Non-interest expenses.

3) Includes discounting of acquisition receivables, previously presented under Interest margin.

4) Includes discounts granted on renegotiations, previously presented in interest margin.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026

106

	01/01 to 06/30/2026					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	**59,683**	**30,318**	**4,806**	**94,807**	**(4,654)**	**90,153**
Interest margin	39,818	21,750	4,246	65,814	(6,119)	59,695
Commissions and Banking Fees [2,3]	13,542	8,153	325	22,020	1,992	24,012
Income from insurance and private pension operations before claim and selling expenses	6,323	415	235	6,973	(2,183)	4,790
Other revenues	-	-	-	-	1,656	1,656
Cost of Credit [4]	**(17,107)**	**(2,983)**	**-**	**(20,090)**	**1,693**	**(18,397)**
Claims	**(870)**	**(9)**	**-**	**(879)**	**879**	**-**
Operating margin	**41,706**	**27,326**	**4,806**	**73,838**	**(2,082)**	**71,756**
Other operating income / (expenses)	**(26,320)**	**(10,944)**	**(1,221)**	**(38,485)**	**(6,289)**	**(44,774)**
Non-interest expenses	(22,426)	(9,569)	(921)	(32,916)	(7,990)	(40,906)
Tax expenses for ISS, PIS and COFINS and Other	(3,894)	(1,375)	(300)	(5,569)	(238)	(5,807)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,939	1,939
Income before income tax and social contribution	**15,386**	**16,382**	**3,585**	**35,353**	**(8,371)**	**26,982**
Income tax and social contribution	**(4,164)**	**(4,710)**	**(1,108)**	**(9,982)**	**7,199**	**(2,783)**
Non-controlling interests	**(238)**	**(412)**	**(32)**	**(682)**	**98**	**(584)**
Net income	**10,984**	**11,260**	**2,445**	**24,689**	**(1,074)**	**23,615**
06/30/2026 - Total assets (*) -	**1,991,938**	**1,505,024**	**115,843**	**3,226,840**	**(24,715)**	**3,202,125**
06/30/2026 - Total liabilities -	**1,909,309**	**1,415,325**	**70,445**	**3,009,115**	**(35,016)**	**2,974,099**
(*) Includes:						
Investments in associates and joint ventures	2,886	-	6,087	8,973	1,716	10,689
Fixed assets, net	7,999	2,000	-	9,999	2,526	12,525
Goodwill and Intangible assets, net	9,217	9,531	-	18,748	7,565	26,313

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

2) Includes payment organization expenses previously presented under Non-interest expenses.

3) Includes discounting of acquisition receivables, previously presented under Interest margin.

4) Includes discounts granted on renegotiations, previously presented in Interest margin.

Interest margin includes interest and similar income and expenses of R$ 35,933 (R$ 10,859 from 01/01 to 06/30/2025), result of financial assets and liabilities at fair value through profit or loss of R$ 19,619 (R$ 26,812 from 01/01 to 06/30/2025) and foreign exchange results and exchange variations in foreign transactions of R$ 4,143 (R$ 21,123 from 01/01 to 06/30/2025).

Non-interest expenses refer to general and administrative expenses, including depreciation and amortization expenses of R$ (3,745) (R$ (3,642) from 01/01 to 06/30/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 107

	01/01 to 06/30/2025					
	Retail Business	**Wholesale Business**	**Activities with the Market + Corporation**	**ITAÚ UNIBANCO**	**Adjustments**	**IFRS consolidated** [1]
Operating revenues	**55,580**	**30,034**	**5,008**	**90,622**	**(6,244)**	**84,378**
Interest margin	36,242	22,003	4,682	62,927	(4,133)	58,794
Commissions and Banking Fees [2,3]	13,608	7,708	201	21,517	1,187	22,704
Income from insurance and private pension operations before claim and selling expenses	5,730	323	125	6,178	(1,877)	4,301
Other revenues	-	-	-	-	(1,421)	(1,421)
Cost of Credit [4]	**(16,757)**	**(2,210)**	**-**	**(18,967)**	**1,578**	**(17,389)**
Claims	**(764)**	**(11)**	**-**	**(775)**	**775**	**-**
Operating margin	**38,059**	**27,813**	**5,008**	**70,880**	**(3,891)**	**66,989**
Other operating income / (expenses)	**(24,852)**	**(10,929)**	**(1,390)**	**(37,171)**	**(7,275)**	**(44,446)**
Non-interest expenses	(21,279)	(9,405)	(986)	(31,670)	(7,717)	(39,387)
Tax expenses for ISS, PIS and COFINS and Other	(3,573)	(1,524)	(404)	(5,501)	(251)	(5,752)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	693	693
Income before income tax and social contribution	**13,207**	**16,884**	**3,618**	**33,709**	**(11,166)**	**22,543**
Income tax and social contribution	**(3,780)**	**(5,461)**	**(1,212)**	**(10,453)**	**10,015**	**(438)**
Non-controlling interests	**(240)**	**(351)**	**(29)**	**(620)**	**159**	**(461)**
Net income	**9,187**	**11,072**	**2,377**	**22,636**	**(992)**	**21,644**
12/31/2025 – Total assets [(*)] **-**	**1,896,887**	**1,464,874**	**101,085**	**3,096,277**	**(30,108)**	**3,066,169**
12/31/2025 – Total liabilities -	**1,820,419**	**1,374,833**	**61,964**	**2,890,647**	**(39,554)**	**2,851,093**
[(*)] Includes:						
Investments in associates and joint ventures	2,669	-	6,280	8,949	1,891	10,840
Fixed assets, net	7,724	1,871	-	9,595	3,040	12,635
Goodwill and Intangible assets, net	8,322	10,037	-	18,359	5,740	24,099

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.
2) Includes payment organization expenses previously presented under Non-interest expenses.
3) Includes discounting of acquisition receivables, previously presented under Interest margin.
4) Includes discounts granted on renegotiations, previously presented in interest margin.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 108

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	06/30/2026			12/31/2025		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets [3]	30,710	8,128	38,838	30,646	6,088	36,734

	04/01 to 06/30/2026			04/01 to 06/30/2025		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar [1,2,3]	75,397	9,543	84,940	68,584	23,187	91,771
Income from insurance contracts and private pension [3]	2,389	67	2,456	2,298	-	2,298
Commissions and Banking Fees [3]	10,485	1,577	12,062	9,604	1,467	11,071
	01/01 to 06/30/2026			01/01 to 06/30/2025		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar [1,2,3]	149,868	18,792	168,660	137,147	37,520	174,667
Income from insurance contracts and private pension [3]	4,687	103	4,790	4,301	-	4,301
Commissions and Banking Fees [3]	20,841	3,171	24,012	19,801	2,903	22,704

1) Includes Interest and similar income, Income of Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions.

2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 109

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Note 31 - Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2c I), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: • Parent companies: IUPAR, E. JOHNSTON and ITAÚSA. • Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd., this until 12/31/2025 (note 3); Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A. • Other related parties: • Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; Motiva Infraestrutura de Mobilidade S.A.; Concessionária Rota Sorocabana S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A. • Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees. • Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais. • Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco. 110

a) Transactions with related parties:

ITAÚ UNIBANCO HOLDING	06/30/2026				12/31/2025			
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Assets								
Interbank investments	-	1,961	-	1,961	-	1,328	-	1,328
Loan operations	-	279	421	700	-	232	408	640
Securities and derivatives (assets and liabilities)	-	819	4,704	5,523	-	795	3,380	4,175
Other assets	-	560	285	845	-	406	301	707
Total assets	**-**	**3,619**	**5,410**	**9,029**	**-**	**2,761**	**4,089**	**6,850**
Liabilities								
Deposits	(50)	(107)	(1,221)	(1,378)	(47)	(80)	(1,159)	(1,286)
Securities sold under repurchase agreements	-	(22)	(526)	(548)	-	(287)	(793)	(1,080)
Debt instruments	-	(20)	(183)	(203)	-	(84)	(213)	(297)
Interbank and interbranch accounts (assets and liabilities)	-	(348)	-	(348)	-	(290)	-	(290)
Other liabilities	-	(350)	(4,080)	(4,430)	-	(200)	(4,263)	(4,463)
Total liabilities	**(50)**	**(847)**	**(6,010)**	**(6,907)**	**(47)**	**(941)**	**(6,428)**	**(7,416)**

ITAÚ UNIBANCO HOLDING	04/01 to 06/30/2026				04/01 to 06/30/2025				01/01 to 06/30/2026				01/01 to 06/30/2025			
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Statement of Income																
Income	-	104	166	270	20	35	32	87	-	194	270	464	38	61	70	169
Expenses	(1)	(6)	(58)	(65)	-	(6)	(205)	(211)	(2)	(9)	(117)	(128)	-	(20)	(377)	(397)
Other operating income / (expenses)	2	19	(142)	(121)	1	(46)	(217)	(262)	3	85	(266)	(178)	2	(103)	(352)	(453)
Income	**1**	**117**	**(34)**	**84**	**21**	**(17)**	**(390)**	**(386)**	**1**	**270**	**(113)**	**158**	**40**	**(62)**	**(659)**	**(681)**

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 245, Liabilities of R$ (11,416) and Results of R$ (26) (R$ 213, R$ (11,290) at 12/31/2025 and R$ (49) from 01/01 to 06/30/2025).

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 111

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	04/01 to 06/30/2026	04/01 to 06/30/2025	01/01 to 06/30/2026	01/01 to 06/30/2025
Fees	(209)	(186)	(427)	(404)
Profit sharing	(105)	(103)	(264)	(266)
Post-employment benefits	(3)	(2)	(8)	(7)
Share-based payment plan	(99)	(94)	(176)	(163)
Total	**(416)**	**(385)**	**(875)**	**(840)**

Total amounts related to share-based payment plans, personnel expenses and post-employment benefits are detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite articulates the set of guidelines of the Board of Directors on strategy and risk taking, defining the nature and level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that permeate the whole institution and that are the basis for its strategic decisions to ensure business sustainability and maximize value creation for shareholders.

Foremost among processes for proper risk and capital management are the implementation of a continuous and integrated risk management structure, of the Risk Appetite framework, which is composed of Risk Appetite Statement (RAS) of the Board of Directors, risk appetite policy and the set of metrics for monitoring the main risks according to the limits established, the stress test program, the organization of a Risk Committee and the appointment, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities, and independence requirements.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING's management by monitoring and analyzing risk and capital.

The principles that determine the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING's employees in their daily routines are as follows:

- **Sustainability and customer satisfaction:** the vision of ITAÚ UNIBANCO HOLDING is to be a leading bank in sustainable performance and customer satisfaction. For this reason the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING is concerned about doing business that is good for customers and for the institution.

- **Risk culture:** the institution's risk culture goes beyond policies, procedures and processes. It strengthens the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles (conscious risk taking, discussions and actions on the institution's risks and everyone's responsibility for risk management), which encourage understanding and open discussion about risks, so that they are kept within the risk appetite levels established and so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 112

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 • Risk pricing: ITAÚ UNIBANCO HOLDING operates and assumes risks in business that are known and understood, avoiding risks about which there is no knowledge or do not provide competitive advantages, and carefully assesses risk-return ratios. • Diversification: the institution has a low appetite for volatility in its results, for this reason, accordingly it operates with a diversified base of customers, products and business, seeking the differentiation of risks, in addition to prioritizing less risky businesses. • Operational excellence: ITAÚ UNIBANCO HOLDING intends to provide agility, as well as a robust and stable infrastructure, to offer high quality services. • Ethics and respect for regulations: at ITAÚ UNIBANCO HOLDING, ethics is non-negotiable. For this reason the institution promotes an institutional environment of integrity, educating all employees to cultivate ethical relationships and businesses and as well as respecting the norms, and therefore looking after the institution’s reputation. The Board of Directors is the maximum body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, chaired by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, who are responsible for risks and capital management performing delegated duties on these topics, and their decisions are monitored by the CGRC. To support this structure, the Risk Department has specialized officers to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the established policies and procedures. ITAÚ UNIBANCO HOLDING’s risk management organizational structure complies with Brazilian and international regulations in place. Locally, the Bank follows the standards established by the Central Bank of Brazil (Bacen), particularly CMN Resolution 4,557/17, which sets forth the risk and capital management structure of financial institutions, by the Securities and Exchange Commission (CVM) and by the Superintendence of Private Insurance (SUSEP), among other regulators and applicable standards. At the international level, ITAÚ UNIBANCO HOLDING follows the standards established by the Basel Committee for Banking Supervision, the Securities and Exchange Commission (SEC) of the United States and the local regulations of the countries where it is present. In addition, ITAÚ UNIBANCO HOLDING adheres to guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme - Finance Initiative and the Guidelines for Multinational Companies of the Organization for Economic Cooperation and Development (OECD), pointing out some representative examples. The Bank also adopts practices in line with International Financial Reporting Standards (IFRS) and best corporate governance practices that are globally recognized. Additionally, ITAÚ UNIBANCO HOLDING also has governance to identify and monitor emerging risks, which are those newly identified with medium and long term impact, potentially material on business, but for which there are not sufficient elements yet for their full assessment, due to the number of factors and impacts not fully known yet, since they have no precedents and therefore have never been addressed in the past. Responsibilities for risk management at ITAÚ UNIBANCO HOLDING are structured according to the concept of three lines of governance, namely: • 1st line of governance: business areas and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks arising therefrom. • 2nd line of governance: risk area aims at ensuring, independently and centrally, that the institution’s risks are managed in compliance with policies and procedures established, setting parameters for the risk management process and its supervision. Such control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING’s exposure, to ensure correct and timely corporate decisions. 113

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 • 3rd line of governance: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. ITAÚ UNIBANCO HOLDING uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. b) Risk Management Risk appetite Risk appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment. The Risk Appetite framework is composed of the Risk Appetite Statement (RAS) by the Board of Directors, the Risk Appetite policy, and the set of metrics for monitoring the main risks according to the limits established. Considering the strategic guidelines of ITAÚ UNIBANCO HOLDING, the Risk Appetite and its dimensions are based on the following Statement: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” To make RAS tangible, Risk Appetite was segmented in six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements, to get a comprehensive view of our exposures on acceptable risk types and levels: • Capitalization: reflects the Bank’s level of protection against significant losses that could lead to regulatory non-compliance or insolvency. Establishes that ITAÚ UNIBANCO HOLDING should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored through following up the ITAÚ UNIBANCO HOLDING’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: reflects the Bank’s level of protection against a long period of funding stress that could lead to illiquidity and possible bankruptcy. Establishes that the ITAÚ UNIBANCO HOLDING’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. • Composition of results: the purpose is to ensure the stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. Establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING will have a diversified range of customers and products, with low appetite for results volatility and high risk. To do so, it monitors Credit risk indicators, including social, environmental and climate dimensions, Market, and Interest Rate Risk in the Banking Book (IRRBB), Underwriting and Business & Profitability. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. 114

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 • Operational risk: addresses operating risks that may jeopardize the Bank’s business and operation, focusing on controlling events that may negatively impact the business strategy and operation. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored through ethical behavior and conservative compliance with regulatory standards. • Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators. The metrics translate the RAS and dimensions into monitorable indicators, which capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management Committee and the Board of Directors, which guides the taking of preventive measures to ensure that exposures are within limits established and aligned with our strategy. The Board of Directors is responsible for the establishment and approval of risk appetite guidelines and limits, performing its activities with the support of the CGRC and the Chief Risk Officer (CRO). The governance of Risk Appetite is registered in internal policy, established, reviewed, and also approved by the Board of Directors. I - Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also considers external factors such as interest rates, market default indicators, inflation, changes in consumption, among others. With respect to individuals, small and medium size companies, retail public, the credit ratings are assigned based on statistical application models (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING already has a relationship). For wholesale public and agribusiness, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case-by-case basis through an authority level mechanism. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. The rating models for large companies incorporate Report on Environmental, Social and Climate Risks and Opportunities (GRSAC) through a questionnaire, which considers: 115

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 • Social: events associated with the violation of fundamental rights and guarantees or acts detrimental to the common interest, such as inadequate working conditions and negative impacts on local communities. Management prioritizes the protection of human rights and the promotion of social welfare. • Environmental: events related to degradation of the environment, biodiversity and overuse of natural resources such as deforestation, pollution and depletion of water resources. The approach seeks environmental conservation, sustainable use of resources and promotion of ecological practices. • Climate: comprises (i) the transition to a low-carbon economy, aimed at reducing or offsetting greenhouse gas emissions and preserving natural mechanisms for capturing these gases, and (ii) adaptation to extreme climate events and long-term environmental changes, such as severe storms, prolonged droughts and sea level rise. Based on these definitions, clients are classified in a socio and environmental risk scale ranging from Low to Very High. This rating is used for possible penalties in the rating. This information works as support to the rating process, not directly affecting the calculation, except in cases of penalty. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. I.I - Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its securities portfolios. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. As a supplement to the credit risk mitigation policy, ITAÚ UNIBANCO HOLDING carries out specific analyses on ESG (Environmental, Social and Governance) requirements for operations guaranteed by rural and urban properties for each type of guarantee. For rural guarantees, reports with detailed social and environmental criteria are considered, including verification of compliance of the property with environmental legislation, status of the Rural Environmental Registry, existence of environmental liabilities, overlaps with protected areas, indigenous and quilombolas territories, settlements, archaeological sites, mining areas, and also analysis of land use and environmental history. The report also includes information on geo-referencing, land tenure regularization and climate risk indicators, strengthening commitment to sustainable practices and the mitigation of social and environmental risks. For urban guarantees, the evaluation report includes technical inspection and survey of indications of contamination, analysis of the surrounding areas as to the existence of potentially polluting activities (plants, gas stations, workshops, waste deposits, among others), in addition to checking official public lists of contaminated areas. The urban environmental report also considers the current and past use of the property, available infrastructure, and market diagnosis, ensuring that the property does not pose relevant environmental risks and is in compliance with the urbanistic and environmental standards in force. 116

This process strengthens the commitment of ITAÚ UNIBANCO HOLDING to adopting responsible practices aligned with ESG principles, thus contributing to the sustainability of operations and mitigation of credit risks associated with environmental and social factors.

I.II - Governance and measurement of expected credit loss

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit loss by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

ITAÚ UNIBANCO HOLDING calculates the expected credit loss for Retail and Wholesale portfolios by multiplying PD, LGD and EAD (Exposure at Default), considering the prospective macroeconomic information in PD and LGD.

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected credit loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 10%, 55% and 35%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected credit loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

06/30/2026					12/31/2025				
Financial assets (1)	Expected credit loss	Reduction/(Increase) of expected credit loss			Financial assets (1)	Expected credit loss	Reduction/(Increase) of expected credit loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,637,701	(52,826)	(359)	115	469	1,547,631	(51,313)	(521)	206	637

1) Composed of Loan operations, lease operations and securities.

Expected credit loss comprises Expected credit loss for Financial guarantees, Credit commitments and Credits to be released R$ (2,531) (R$ (1,793) at 12/31/2025).

I.III - Classification of Credit Impairment Stages

The accounting policy on expected credit loss is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets.

The rules of stage change consider for the Retail and Wholesale segments:

- **Stage 1 to stage 2:** delay or assessment of probability of default (PD) triggers.

ITAÚ UNIBANCO HOLDING migrates contracts overdue for over 30 days to stage 2, except real estate loans (overdue for 60 days), due to the operation risk.

Regardless of the delay, migration to stage 2 occurs if the PD of the operation or the rating of the economic subgroup, as established for Retail and Wholesale, respectively, exceed the risk appetite approved by the Management of ITAÚ UNIBANCO HOLDING.

- **Stage 3:** default parameters are used to identify stage 3, and the main ones are: 90 days overdue in the payment of principal and charges, debt restructuring, judicial measures, among others. The financial asset, at any stage, may migrate to stage 3 when presenting default parameters.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 117

Based on the classifications in stages, the measurement rules determined for expected credit loss in each stage are used, as described in Note 2c IV.

I.IV - Maximum exposure of financial instruments to credit risk

	06/30/2026			12/31/2025		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial assets	**2,455,048**	**556,174**	**3,011,222**	**2,382,665**	**497,846**	**2,880,511**
At Amortized cost	**1,719,380**	**390,254**	**2,109,634**	**1,700,211**	**342,577**	**2,042,788**
Central Bank of Brazil deposits	170,495	-	170,495	167,275	-	167,275
Interbank deposits	27,675	42,282	69,957	26,394	39,801	66,195
Securities purchased under agreements to resell	247,723	2,639	250,362	277,940	2,655	280,595
Securities	375,439	30,423	405,862	309,312	20,653	329,965
Loan and lease operations	787,272	294,994	1,082,266	821,637	262,161	1,083,798
Other financial assets	154,316	26,272	180,588	139,618	24,411	164,029
(-) Provision for expected credit loss	(43,540)	(6,356)	(49,896)	(41,965)	(7,104)	(49,069)
At Fair value through other comprehensive income	**69,462**	**77,449**	**146,911**	**61,370**	**71,103**	**132,473**
Securities	69,462	77,449	146,911	61,370	71,103	132,473
At Fair value through profit or loss	**666,206**	**88,471**	**754,677**	**621,084**	**84,166**	**705,250**
Securities	624,988	26,989	651,977	603,439	25,335	628,774
Derivatives	38,775	61,444	100,219	14,553	58,831	73,384
Other financial assets	2,443	38	2,481	3,092	-	3,092
Financial liabilities - Provisions for financial guarantees, credit commitments and credits to be released	**(2,257)**	**(274)**	**(2,531)**	**(1,619)**	**(174)**	**(1,793)**
Off-balance sheet	**657,790**	**85,224**	**743,014**	**629,007**	**86,862**	**715,869**
Financial guarantees	113,651	28,767	142,418	106,456	27,649	134,105
Credit commitments and credits to be released	544,139	56,457	600,596	522,551	59,213	581,764
Total	**3,110,581**	**641,124**	**3,751,705**	**3,010,053**	**584,534**	**3,594,587**

Amounts shown for credit risk exposure are based on gross book value and do not consider any collateral received or other added credit improvements.

The contractual amounts of financial guarantees, credit commitments and credits to be released represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of credit commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

I.IV.I - By business sector

Loan and lease operations

	06/30/2026	%	12/31/2025	%
Individuals	**593,868**	**54.9%**	**582,472**	**53.7%**
Companies	**488,398**	**45.1%**	**501,326**	**46.3%**
Industry and commerce	236,555	21.8%	246,158	22.7%
Services	206,352	19.1%	207,447	19.2%
Other sectors	45,491	4.2%	47,721	4.4%
Total	**1,082,266**	**100.0%**	**1,083,798**	**100.0%**

Other financial assets (1)

	06/30/2026	%	12/31/2025	%
Public sector	1,008,038	62.1%	954,882	63.1%
Services	151,142	9.3%	156,891	10.4%
Financial	299,748	18.4%	232,974	15.4%
Other sectors	166,360	10.2%	167,473	11.1%
Total	**1,625,288**	**100.0%**	**1,512,220**	**100.0%**

1) Includes Financial assets at fair value through other comprehensive income, at fair value through profit or loss and at amortized cost, except for Loan and lease operations and Other financial assets.

The exposure of Off-balance sheet financial instruments (Financial guarantees, Credit commitments and Credits to be released) is neither categorized nor managed by business sector.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 118

I.IV.II - By type and classification of credit risk

Loan and lease operations

	06/30/2026															
	Stage 1				Stage 2				Stage 3				Consolidated of 3 Stages			
	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total
Individuals	421,326	937	374,990	**797,253**	36,189	-	2,965	**39,154**	28,608	-	10	**28,618**	486,123	937	377,965	**865,025**
Companies	349,388	112,004	168,047	**629,439**	10,262	724	524	**11,510**	11,842	2,969	95	**14,906**	371,492	115,697	168,666	**655,855**
Foreign loans - Latin America	206,483	25,458	53,039	**284,980**	10,036	291	905	**11,232**	8,132	35	21	**8,188**	224,651	25,784	53,965	**304,400**
Total	**977,197**	**138,399**	**596,076**	**1,711,672**	**56,487**	**1,015**	**4,394**	**61,896**	**48,582**	**3,004**	**126**	**51,712**	**1,082,266**	**142,418**	**600,596**	**1,825,280**
%	**57.1%**	**8.1%**	**34.8%**	**100.0%**	**91.3%**	**1.6%**	**7.1%**	**100.0%**	**93.9%**	**5.8%**	**0.3%**	**100.0%**	**59.3%**	**7.8%**	**32.9%**	**100.0%**

	12/31/2025															
	Stage 1				Stage 2				Stage 3				Consolidated of 3 Stages			
	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total
Individuals	410,807	902	355,886	**767,595**	34,869	1	3,201	**38,071**	27,550	-	13	**27,563**	473,226	903	359,100	**833,229**
Companies	359,265	104,710	165,929	**629,904**	9,746	257	786	**10,789**	11,277	3,541	182	**15,000**	380,288	108,508	166,897	**655,693**
Foreign loans - Latin America	210,945	24,336	54,672	**289,953**	10,329	315	1,070	**11,714**	9,010	43	25	**9,078**	230,284	24,694	55,767	**310,745**
Total	**981,017**	**129,948**	**576,487**	**1,687,452**	**54,944**	**573**	**5,057**	**60,574**	**47,837**	**3,584**	**220**	**51,641**	**1,083,798**	**134,105**	**581,764**	**1,799,667**
%	**58.1%**	**7.7%**	**34.2%**	**100.0%**	**90.7%**	**1.0%**	**8.3%**	**100.0%**	**92.6%**	**7.0%**	**0.4%**	**100.0%**	**60.2%**	**7.5%**	**32.3%**	**100.0%**

Internal rating	06/30/2026				12/31/2025			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Low	900,168	1,069	-	**901,237**	880,216	377	-	**880,593**
Medium	76,671	20,514	-	**97,185**	99,804	14,135	-	**113,939**
High	358	34,904	-	**35,262**	997	40,432	-	**41,429**
Credit-impaired	-	-	48,582	**48,582**	-	-	47,837	**47,837**
Total	**977,197**	**56,487**	**48,582**	**1,082,266**	**981,017**	**54,944**	**47,837**	**1,083,798**
%	**90.3%**	**5.2%**	**4.5%**	**100.0%**	**90.5%**	**5.1%**	**4.4%**	**100.0%**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026

119

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Other financial assets 06/30/2026 Book value Stage 1 Stage 2 Stage 3 Cost Fair value Cost Fair value Cost Fair value Government securities 290,862 293,718 290,862 - - - - Brazil 212,642 215,310 212,642 - - - - Latin America 38,491 38,600 38,491 - - - - Abroad 39,729 39,808 39,729 - - - - Corporate securities 238,282 238,043 234,652 1,855 1,475 3,877 2,156 Rural product note 64,649 66,764 64,649 - - - - Bank deposit certificate 381 378 381 - - - - Real estate receivables certificates 4,807 4,744 4,728 86 75 6 3 Debentures 115,824 113,379 113,206 1,099 837 3,130 1,783 Eurobonds and other 20,951 20,636 20,633 - - 664 319 Financial bills 443 443 443 - - - - Promissory and commercial notes 23,481 22,939 22,907 621 523 77 51 Other (1) 7,746 8,760 7,705 49 40 - - Investment funds 19,778 19,708 19,694 101 84 - - Total 548,922 551,469 545,208 1,956 1,559 3,877 2,156 1) Includes equity instruments designated to Fair value through other comprehensive income that are not subject to a provision for expected credit loss. 120

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 12/31/2025 Book value Stage 1 Stage 2 Stage 3 Cost Fair value Cost Fair value Cost Fair value Government securities 247,579 249,173 247,571 8 8 - - Brazil 187,441 189,044 187,441 - - - - Latin America 31,118 31,147 31,118 - - - - Abroad 29,020 28,982 29,012 8 8 - - Corporate securities 202,556 197,775 196,382 4,414 3,680 4,489 2,494 Rural product note 68,533 64,774 64,680 2,770 2,521 2,233 1,332 Bank deposit certificate 230 231 230 - - - - Real estate receivables certificates 4,410 4,352 4,343 78 67 - - Debentures 82,462 80,921 80,761 1,362 895 1,466 806 Eurobonds and other 17,558 17,257 17,252 - - 713 306 Financial bills 384 384 384 - - - - Promissory and commercial notes 21,273 21,095 21,068 188 155 77 50 Other (1) 7,706 8,761 7,664 16 42 - - Investment funds 9,811 9,814 9,811 - - - - Total 459,946 456,762 453,764 4,422 3,688 4,489 2,494 1) Includes equity instruments designated to Fair value through other comprehensive income. 121

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Other financial assets - Internal classification by level of risk 06/30/2026 Internal rating Financial assets - At amortized cost Financial assets at fair value through other comprehensive income Financial assets at fair value through profit or loss TotalInterbank deposits and securities purchased under agreements to resell Securities Low 320,319 395,608 146,602 751,211 1,613,740 Medium - 3,454 151 288 3,893 High - 6,800 158 697 7,655 Total 320,319 405,862 146,911 752,196 1,625,288% 19.7% 25.0% 9.0% 46.3% 100.0% 12/31/2025 Internal rating Financial assets - At amortized cost Financial assets at fair value through other comprehensive income Financial assets at fair value through profit or loss TotalInterbank deposits and securities purchased under agreements to resell Securities Low 346,790 325,342 132,367 702,526 1,507,025 Medium - 2,061 - 177 2,238 High - 2,562 106 289 2,957 Total 346,790 329,965 132,473 702,992 1,512,220% 22.9% 21.8% 8.8% 46.5% 100.0% Financial assets at fair value through profit or loss includes Derivatives in the amount of R$ 100,219 (R$ 73,384 at 12/31/2025). 122

I.IV.III - Financial asset collateral

	06/30/2026				12/31/2025			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral
Individuals	**187,265**	**497,387**	**1,897**	**1,601**	**190,212**	**500,667**	**2,912**	**1,975**
Personal [(1)]	8,950	42,429	709	550	9,102	40,167	958	828
Vehicles [(2)]	27,865	61,596	1,015	914	30,321	66,419	1,094	977
Mortgage loans [(3)]	150,450	393,362	173	137	150,789	394,081	860	170
Companies [(4)]	**207,778**	**598,245**	**73,783**	**68,955**	**180,843**	**556,310**	**83,034**	**75,174**
Foreign loans - Latin America [(4)]	**209,183**	**379,454**	**21,024**	**7,084**	**196,787**	**390,985**	**13,884**	**5,695**
Total	**604,226**	**1,475,086**	**96,704**	**77,640**	**567,842**	**1,447,962**	**99,830**	**82,844**

1) In general requires financial guarantees.
2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3) Properties themselves are pledged as collateral.
4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of the total of loan and lease operations, R$ 523,754 (R$ 550,231 at 12/31/2025) represent unsecured loans.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 123

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 I.IV.IV - Repossessed assets The accounting policy on assets held for sale is presented in Note 2c V. The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. The balance of the repossessed assets is R$ 598 (R$ 732 at 12/31/2025). II - Market risk It is the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557/17 and BCB Resolution No. 111/21 as amended. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. • Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). • Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a certain period reach a certain level. • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics: • ΔEVE (Delta economic value of equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. 124

- ΔNII (Delta net interest income): difference between the result of financial operations of instruments subject to IRRBB in a base scenario and the result of financial operations of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.

- Sensitivity (DV01- Delta variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

- Sensitivity to sundry risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts is aligned with the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L´s Profit and loss statement) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, a historical period of 4 years (1,000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

	VaR Total (Historical Simulation) (1)							
	06/30/2026				12/31/2025			
	Average	Minimum	Maximum	Total VaR	Average	Minimum	Maximum	Total VaR
VaR by Risk Factor Group								
Interest rates	1,692	1,316	2,185	1,669	1,303	1,028	1,974	1,376
Currencies	54	31	99	72	40	22	97	51
Shares	43	35	55	47	45	36	89	46
Commodities	40	17	65	31	30	10	67	40
Effect of diversification	-	-	-	(216)	-	-	-	(385)
Total risk	**1,492**	**1,076**	**1,997**	**1,603**	**1,085**	**777**	**1,744**	**1,128**

1) VaR by Risk Factor Group considers information from foreign units.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 125

II.I.I - Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	06/30/2026						12/31/2025					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**635,087**	**510,235**	**342,851**	**1,002,344**	**371,674**	**2,862,191**	**559,569**	**474,979**	**324,977**	**995,761**	**386,781**	**2,742,067**
At amortized cost	**523,218**	**408,562**	**222,229**	**605,376**	**201,218**	**1,960,603**	**534,045**	**422,780**	**230,622**	**540,365**	**176,532**	**1,904,344**
Central Bank of Brazil deposits	156,007	-	-	-	-	156,007	146,283	-	-	-	-	146,283
Interbank deposits	46,948	8,435	5,855	8,719	-	69,957	42,901	8,817	7,927	6,543	7	66,195
Securities purchased under agreements to resell	155,289	85,486	2,809	4,429	2,349	250,362	179,964	85,646	7,927	6,602	456	280,595
Securities	6,888	26,666	34,720	248,867	84,870	402,011	9,610	31,094	32,879	187,985	65,905	327,473
Loan and lease operations	158,086	287,975	178,845	343,361	113,999	1,082,266	155,287	297,223	181,889	339,235	110,164	1,083,798
At fair value through other comprehensive income	**12,563**	**24,578**	**9,369**	**78,484**	**21,917**	**146,911**	**7,532**	**11,521**	**23,676**	**65,425**	**24,319**	**132,473**
At fair value through profit or loss	**99,306**	**77,095**	**111,253**	**318,484**	**148,539**	**754,677**	**17,992**	**40,678**	**70,679**	**389,971**	**185,930**	**705,250**
Securities	73,957	71,101	90,015	304,267	112,637	651,977	6,661	30,904	60,564	356,538	174,107	628,774
Derivatives	25,309	5,961	20,768	12,286	35,895	100,219	11,301	9,750	8,311	32,421	11,601	73,384
Other financial assets	40	33	470	1,931	7	2,481	30	24	1,804	1,012	222	3,092
Financial liabilities	**789,233**	**184,188**	**133,556**	**452,541**	**693,840**	**2,253,358**	**746,216**	**232,628**	**153,323**	**902,936**	**150,635**	**2,185,738**
At amortized cost	**763,275**	**179,430**	**115,165**	**441,104**	**661,035**	**2,160,009**	**734,808**	**222,355**	**146,134**	**870,770**	**140,225**	**2,114,292**
Deposits	365,200	53,289	30,513	159,186	526,297	1,134,485	378,615	90,880	57,871	567,747	19,369	1,114,482
Securities sold under repurchase agreements	366,368	34,098	1,431	16,699	44,820	463,416	329,271	31,537	2,500	35,140	36,159	434,607
Interbank market funds	27,667	87,132	77,599	191,802	9,075	393,275	25,455	96,811	77,530	199,063	7,311	406,170
Institutional market funds	3,412	4,500	5,141	69,910	80,843	163,806	908	2,747	7,768	65,385	77,386	154,194
Other financial liabilities	628	411	481	3,507	-	5,027	559	380	465	3,435	-	4,839
At fair value through profit or loss	**25,958**	**4,758**	**18,391**	**11,437**	**32,805**	**93,349**	**11,408**	**10,273**	**7,189**	**32,166**	**10,410**	**71,446**
Derivatives	25,958	4,728	18,211	10,828	32,380	92,105	11,408	10,199	6,988	32,049	9,116	69,760
Structured notes	-	-	-	5	54	59	-	-	-	-	57	57
Other financial liabilities	-	30	180	604	371	1,185	-	74	201	117	1,237	1,629
Difference assets / liabilities (1)	**(154,146)**	**326,047**	**209,295**	**549,803**	**(322,166)**	**608,833**	**(186,647)**	**242,351**	**171,654**	**92,825**	**236,146**	**556,329**
Cumulative difference	**(154,146)**	**171,901**	**381,196**	**930,999**	**608,833**		**(186,647)**	**55,704**	**227,358**	**320,183**	**556,329**	
Ratio of cumulative difference to total interest-bearing assets	(5.4)%	6.0%	13.3%	32.5%	21.3%		(6.8)%	2.0%	8.3%	11.7%	20.3%	

1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 II.I.II - Currency risk The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING. II.I.III - Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value through Other Comprehensive Income - Securities. III - Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Among the main regulatory liquidity indicators, the following indicators stand out: Liquidity Coverage Ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario. Net Stable Funding Ratio (NSFR): can be defined as an analysis of funding available for the financing of long- term assets. Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios. Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: • Different scenarios projected for changes in liquidity. • Contingency plans for crisis situations. • Reports and charts that describe the risk positions. • Assessment of funding costs and alternative sources of funding. 127

- Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers' funds, 74.1% or R$ 1,254,215, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – time deposit and interbank market funds - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	06/30/2026			12/31/2025		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**1,040,388**	**1,134,485**		**1,011,751**	**1,114,482**	
Demand deposits	127,671	127,671	7.5%	135,383	135,383	8.1%
Savings deposits	172,240	172,240	10.2%	177,305	177,305	10.6%
Time deposits (1)	737,546	822,952	48.7%	698,034	789,643	47.1%
Other	2,931	11,622	0.7%	1,029	12,151	0.7%
Interbank market funds (1)	210,054	393,275	23.2%	284,186	406,170	24.3%
Funds from own issue (2)	-	2	-	-	2	-
Institutional market funds	3,773	163,806	9.7%	1,048	154,194	9.2%
Total	**1,254,215**	**1,691,568**	**100.0%**	**1,296,985**	**1,674,848**	**100.0%**

1) The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds.
2) Refers to Securities sold under repurchase agreements with securities from own issue.

III.II - Control over liquidity

Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 380,866 in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 188,536 in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

The average LCR in the period is 202.0% (215.0% at 12/31/2025) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$ 1,528,168 in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 1,251,850 in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks.

The NSFR at the period closing is 122.1% (124.8% at 12/31/2025), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 128

Liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	06/30/2026					12/31/2025				
Financial liabilities	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Deposits	**1,040,389**	**73,654**	**13,091**	**10,342**	**1,137,476**	**1,011,753**	**82,363**	**11,753**	**11,083**	**1,116,952**
Savings	172,240	-	-	-	172,240	177,305	-	-	-	177,305
Interbank	1,053	8,738	4	-	9,795	410	10,602	824	2	11,838
Time deposit	737,546	64,916	13,087	10,342	825,891	698,034	71,761	10,929	11,081	791,805
Demand	127,671	-	-	-	127,671	135,383	-	-	-	135,383
Other deposits	1,879	-	-	-	1,879	621	-	-	-	621
Central Bank of Brazil deposits	**(155,884)**	**(10,744)**	**(2,158)**	**(1,709)**	**(170,495)**	**(152,376)**	**(11,403)**	**(1,737)**	**(1,759)**	**(167,275)**
Savings	(21,583)	-	-	-	(21,583)	(22,349)	-	-	-	(22,349)
Time deposit	(119,813)	(10,744)	(2,158)	(1,709)	(134,424)	(109,035)	(11,403)	(1,737)	(1,759)	(123,934)
Demand	(14,488)	-	-	-	(14,488)	(20,992)	-	-	-	(20,992)
Securities sold under repurchase agreements	**423,029**	**7,150**	**2,036**	**166,566**	**598,781**	**351,460**	**34,833**	**2,639**	**151,901**	**540,833**
Government securities	303,540	4,189	2,036	166,566	476,331	283,969	12,024	2,639	151,898	450,530
Corporate securities	54,991	-	-	-	54,991	34,569	22,636	-	3	57,208
Foreign	64,498	2,961	-	-	67,459	32,922	173	-	-	33,095
Interbank market funds	**210,054**	**64,338**	**59,653**	**85,471**	**419,516**	**284,186**	**60,270**	**39,307**	**52,411**	**436,174**
Institutional market funds	**3,773**	**7,809**	**73,117**	**97,643**	**182,342**	**1,048**	**11,324**	**69,055**	**92,451**	**173,878**
Derivatives	**25,958**	**22,939**	**10,828**	**32,380**	**92,105**	**11,408**	**17,187**	**12,023**	**29,142**	**69,760**
Forward	21,881	965	130	61	23,037	3,203	1,033	119	26	4,381
Options	630	3,541	1,763	2,750	8,684	513	3,951	1,496	2,442	8,402
Swaps	1,048	9,624	7,595	28,362	46,629	5,078	6,262	8,601	25,512	45,453
Other derivatives	2,399	8,809	1,340	1,207	13,755	2,614	5,941	1,807	1,162	11,524
Other financial liabilities	**-**	**210**	**604**	**371**	**1,185**	**-**	**275**	**117**	**1,237**	**1,629**
Total financial liabilities	**1,547,319**	**165,356**	**157,171**	**391,064**	**2,260,910**	**1,507,479**	**194,849**	**133,157**	**336,466**	**2,171,951**

Off-balance commitments	Note	06/30/2026					12/31/2025				
		0 – 30	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Financial guarantees		6,829	54,052	27,764	53,773	**142,418**	4,170	49,367	25,903	54,665	**134,105**
Credit commitments and credits to be released		328,068	62,573	13,592	196,363	**600,596**	274,961	60,573	17,518	228,712	**581,764**
Contractual commitments - Fixed and Intangible assets	13, 14	-	-	-	-	**-**	-	-	-	1	**1**
Total		**334,897**	**116,625**	**41,356**	**250,136**	**743,014**	**279,131**	**109,940**	**43,421**	**283,378**	**715,870**

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026

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Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 IV - Emerging Risks Defined as those newly identified with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment, due to the number of factors and impacts not yet totally known, since they have no precedents and therefore have never been addressed in the past. Their causes may arise from external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING. Once identified, these risks are monitored and reassessed annually or on demand until they cease to pose a risk or until they can be adequately measured, in which case the other steps of risk management are then followed. This process is ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be also incorporated into risk management procedures. Geopolitical, Climate and Cyber risks that have or have already had aspects considered as emerging risks can be given as examples. V - Social, Environmental and Climate Risks Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING, may impact the longevity of our businesses, the resilience of our assets and the generation of value in the short, medium and long terms. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures, in line with applicable corporate policies. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING. In the management of Social, Environmental and Climate (SEC) Risks, the first line areas, represented by businesses, carry out risk management in their daily activities, following the guidelines of the SEC Risk Policy and specific processes, counting on expert assessment of dedicated technical groups such as the Credit team. In addition, business support areas such as Sustainability and Institutional Legal also have specialized teams, which work in an integrated way in the management of all dimensions of Social, Environmental and Climate Risks linked to the conglomerate’s activities. The second-line areas, such as SEC Risks and Internal Controls provide support and ensure adequate governance of business and credit activities. In the third line, the Internal Audit works independently, carrying out assessments of risk management, controls and governance. The institution has specific procedures for managing SEC risks in its own operation (equity, branch infrastructure, technology and suppliers), in traditional risks such as credit, investments and key controlled entities. These procedures have been developed and implemented based on the principles of relevance and proportionality and include from the checking of information in public databases applicable to clients and suppliers to the detailed individualized analysis for certain clients, depending on the segment or type of product. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks. Considering the relevance of climate risk, ITAÚ UNIBANCO HOLDING supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement in line with your recommendations. In addition, the institution measures the sensitivity of its credit portfolio to climate risks by applying the Climate Risk Sensitivity Rule, which categorizes clients and sectors considering both physical risks (resulting from changes in weather patterns, such as increased rainfall, temperature, and extreme weather events) and the transition ones (resulting from changes in the economy, as a result of climate actions such as carbon pricing, climate regulation, market risks and reputation risks). 130

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The notes about capital were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2025 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	06/30/2026	12/31/2025
Available capital (amounts)		
Common Equity Tier 1 (CET 1)	194,742	185,595
Tier 1	220,973	208,161
Total capital (PR)	242,885	228,589
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,581,951	1,505,475
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	12.3%	12.3%
Tier 1 ratio (%)	14.0%	13.8%
Total capital ratio (%)	15.4%	15.2%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	0.1%	0.1%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.6%

1) The Tier I follows the instructions of BACEN and is not limited to the 1.5% rate of CMN Resolution No. 4,958. If it were limited, the Tier I ratio would be 13.8%.

At 06/30/2026, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 25,267 (R$ 21,543 at 12/31/2025) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 20,805 (R$ 19,034 at 12/31/2025).

The Basel Ratio reached 15.4% at 06/30/2026, an increase of 0.2 p.p. in relation to that calculated at 12/31/2025. The increase in the ratio reflects mainly the income for the period and the issuance of perpetual subordinated debts, partially offset by the payment of interest on capital and the growth in RWA.

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 131

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Total capital of R$ 116,329 (R$ 108,151 at 12/31/2025), well above the Capital Buffer requirement of R$ 56,285 (R$ 53,686 at 12/31/2025), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total capital with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted Total capital, established by BACEN. At 06/30/2026, fixed assets ratio reached 18.2% (19.4% at 12/31/2025), showing a surplus of R$ 77,195 (R$ 69,887 at 12/31/2025).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by BACEN.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using standardized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by BACEN.
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA	
	06/30/2026	12/31/2025
Credit risk (excluding counterparty credit risk)	**1,211,897**	**1,199,103**
Of which: standardized approach for credit risk	1,135,652	1,119,760
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	76,245	79,343
Counterparty credit risk (CCR)	**37,727**	**29,789**
Of which: standardized approach for counterparty credit risk (SA-CCR)	26,461	20,340
Of which: other CCR	11,266	9,449
Equity investments in funds - look-through approach	**5,677**	**6,433**
Equity investments in funds - mandate-based approach	**-**	**-**
Equity investments in funds - fall-back approach	**734**	**1,109**
Securitization exposures in banking book	**14,567**	**12,838**
Market Risk	**56,563**	**50,248**
Of which: standardized approach (RWA_{MPAD})	69,388	61,438
Of which: internal models approach (RWA_{MINT})	39,518	30,685
Operational Risk	**181,754**	**143,006**
Payment Services risk (RWA_{SP})	**NA**	**NA**
Amounts below the thresholds for deduction	**73,032**	**62,949**
Total	**1,581,951**	**1,505,475**

III - Recovery Plan

In response to the latest international crises, the Central Bank published CMN Resolution No. 5,187/24, which requires the development of a Recovery and exit planning (PRSO) by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks.

The Exit planning consists of a set of measures adopted or determined by BACEN when it is found that the institution is not viable or has the prospect of becoming unviable, with the aim of mitigating damage to the stability of the National Financial System, of the Brazilian Payment System or to the real economy arising from its discontinuity.

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Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 IV - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution No. 4,557/17. In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, spread and fees) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V - Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is 3%. The ratio is intended to be a simple measure of non- risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. d) Management risks of insurance contracts and private pension I - Management structure, roles and responsibilities ITAÚ UNIBANCO HOLDING has specific committees, whose assignment is to define and establish guidelines for the management of funds from insurance contracts and private pension, with the objective of long-term profitability, and to establish assessment models, risk limits and resource allocation strategies in defined financial assets. 133

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 II - Underwriting risk In addition to the risks inherent in financial instruments related to insurance contracts and private pension, operations carried out at ITAÚ UNIBANCO HOLDING cause exposure to underwriting risk. Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing products that may adversely affect ITAÚ UNIBANCO HOLDING, which may be consummated in different ways, depending on the product offered: (i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims incurred, contrary to pricing estimates. (ii) Private Pension: is observed in the increase in life expectancy or deviation from the assumptions adopted in the estimates of future cash flows. The measurement of exposure to underwriting risk is based on the analysis of the actuarial assumptions adopted in the recognition of liabilities and pricing of products through i) monitoring the evolution of equity required to mitigate the risk of insolvency or liquidity; ii) follow-up of portfolios, products, and coverage, from the perspective of results, adherence to expected rates and expected behavior of loss ratio. Exposure to underwriting risk is managed and monitored in accordance with risk appetite levels approved by Management and is controlled using indicators that allow the creation of stress scenarios and simulations of the portfolio. II.I Risk Concentrations ITAÚ UNIBANCO HOLDING's insurance and private pension operations are mainly related to death and survivorship coverage. II.II - Sensitivity analysis The sensitivity analysis considers a vision impacts caused by changes in assumptions, which could affect the income and stockholders’ equity at the report date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: Assumptions Impact in income Impact in stockholders’ equity Insurance Private pension Insurance Private pension Discount rate 0.5 p.p. increase - (40) 55 453 0.5 p.p. decrease - 28 (60) (490) Biometric tables 5% increase (13) 41 - - 5% decrease 14 (43) - - Claims 5% increase (31) - - - 5% decrease 31 - - - III - Liquidity risk Liquidity risk management for insurance and private pension operations is performed on an ongoing basis, based on monitoring the flow of payments related to its liabilities, the flow of receipts generated by operations and the portfolio of financial assets. Financial assets are managed with the purpose of optimizing the relationship between risk and return on investments, considering the characteristics of their liabilities. Accordingly, investments are concentrated in government and corporate securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, with immediate liquidity, to meet regular and contingent liquidity needs. In addition, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its operations. 134

Below is a maturity analysis of estimated discounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (Note 27c):

Period	06/30/2026			12/31/2025		
	Insurance	Private pension	Total	Insurance	Private pension	Total
1 year	(635)	12,882	12,247	(519)	12,001	11,482
2 years	(394)	13,547	13,153	(342)	12,553	12,211
3 years	(256)	14,000	13,744	(223)	12,926	12,703
4 years	(125)	14,284	14,159	(104)	13,177	13,073
5 years	(4)	14,372	14,368	7	13,281	13,288
Over 5 years	1,061	275,157	276,218	1,075	257,752	258,827
Total (1)	**(353)**	**344,242**	**343,889**	**(106)**	**321,690**	**321,584**

1) Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension.

ITAÚ UNIBANCO HOLDING holds R$ 365,132 (R$ 343,066 at 12/31/2025) referring to amounts that are payable or demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period.

IV - Credit risk

The credit risk arising from insurance contract premiums is not material, as cases with unpaid coverage are canceled after 90 days.

Reinsurance operations are controlled through an internal policy, observing the regulator's guidelines regarding the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

Taking out reinsurance is subject to an assessment of the reinsurer's credit risk and the operational limits for its consummation, and monitoring is carried out during the effectiveness to identify signs of deterioration that lead to changes in the analyzes conducted.

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Note 33 - Supplementary information

a) Reconciliation of Net income and Stockholders' equity

The Individual Financial Statements of Itaú Unibanco Holding S.A. are prepared in accordance with the Accounting Standard of Institutions Regulated by BACEN (Cosif) differently from these Consolidated Financial Statements in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as "IFRS accounting standards"). Below is the reconciliation of Itaú Unibanco Holding S.A. to ITAÚ UNIBANCO HOLDING in compliance with CMN Resolution No. 4,818/20:

	Net income		Stockholders' equity (6)	
	01/01 to 06/30/2026	01/01 to 06/30/2025	06/30/2026	12/31/2025
ITAÚ UNIBANCO HOLDING INDIVIDUAL - BRGAAP	**23,205**	**22,251**	**207,648**	**195,980**
Expected credit loss - Loan and lease operations and other financial assets (1)	(158)	380	1,354	1,507
Classification of financial assets (2)	(28)	1,178	148	(1,021)
Write-off of financial assets (3)	-	(1,453)	-	-
Recognition of goodwill (4)	168	349	6,144	6,138
Derivatives used as hedge instruments (5)	(516)	(922)	697	979
Other	944	(139)	1,788	918
ITAÚ UNIBANCO HOLDING - IFRS	**23,615**	**21,644**	**217,779**	**204,501**

1) Regulatory differences in BRGAAP for calculation of expected credit loss, such as minimum threshold for transactions past due for over 90 days and for renegotiations of loans that were written off.

2) Difference in the classification of financial assets between BRGAAP and IFRS, which have impacts on the measurement of these instruments when recognized at fair value.

3) In 2025, there was equalization in the estimate of write-off of financial assets, generating an effect on income in IFRS.

4) Regulatory difference in BRGAAP, which requires the amortization of goodwill for the term established in an external report for the return of future profitability and, in IFRS, there is no amortization of goodwill.

5) Regulatory differences in the designation of accounting hedge structures between BRGAAP and IFRS.

6) With the adoption of the amendment to IFRS 9 (Note 2bI), we revised the presentation of the reconciliation items and, for better comparability, the comparative balances were reclassified in accordance with current criteria.

b) Tax reform of consumption in Brazil

Supplementary Laws No. 214/2025 and No. 227/2026 established the Goods and services tax (IBS), the Social contribution on goods and services (CBS) and the Selective tax (IS), and also established the general rules applicable to their management, monitoring, collection and allocation of respective revenues.

IBS and CBS will gradually replace the following taxes: Social integration program tax (PIS/Pasep), Contribution to social security financing (COFINS), Services tax (ISS), Financial transactions - Insurance tax (IOF-Insurance), Goods and services movement tax (ICMS) and Industrial products tax (IPI). These taxes will be discontinued throughout the period of implementation of the Tax reform.

The new system of consumption taxation is structured in three incidence regimes: General regime, Specific regime and Differentiated regime. Among the main advances of the new legislation are the adoption of full non-cumulation, credit throughout the entire consumption chain, rationalization of tax rates and the definition of the incidence base from the net price of taxes.

Financial services fall under the Specific regime and will be subject to the incidence of IBS and CBS starting January 1, 2027, with an initial tax rate estimated at 10.85%, and a forecasted gradual increase until reaching 12.50% in 2033.

Potential impacts arising from the implementation of the new tax system are being evaluated and should be completed by the effective date of the legislation.

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Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Note 34 - Subsequent events Bidding process for the management of payroll in Minas Gerais On July 1, 2026, ITAÚ UNIBANCO HOLDING entered into the contract arising from the new bidding process conducted by the Government of the State of Minas Gerais for the provision of payment services to state servants and suppliers that are the state’s legal entities, with a term of 5 years, starting on December 22, 2026. The amount paid totaled R$ 2,188 for payroll management, which will be recorded as intangible asset and recognition deferred in income. Repurchase of Tier 1 Subordinated Financial Bills On July 15, 2026, ITAÚ UNIBANCO HOLDING exercised the option to repurchase the totality of the perpetual Tier 1 Subordinated Financial Bills issued between January 8 and January 16, 2019, for the amount of R$ 1,400. The financial bills were part of the Additional Tier I Capital of the Total Capital of ITAÚ UNIBANCO HOLDING and the repurchase had an impact of (0.1) p.p. on its Tier 1 Capital ratio. Sale of the retail banking portfolio in Colombia and Panama On July 31, 2026, following the receipt of the required regulatory approvals, ITAÚ UNIBANCO HOLDING , through Banco Itaú Colombia S.A. and Banco Itaú Panamá S.A., disposed of a portion of its Retail banking portfolio (Loans and Deposits) to Banco de Bogotá S.A. and Banco de Bogotá (Panamá) S.A. for approximately R$ 2.5 billion. 137

Itaú Unibanco Holding S.A. – Condensed Consolidated Financial Statements in IFRS – June 30, 2026 Praça Alfredo Egydio de Souza Aranha nº 100, Parque Jabaquara, Zip Code 04344-902, São Paulo/SP - Brazil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Financial Statements in IFRS as of June 30, 2026. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; c) they have reviewed, discussed and agree with the Company’s financial statements and d) are responsible for establishing and maintaining the appropriate internal control structure and evaluating the effectiveness of these structures for the preparation of financial statements. The statements referred to were disclosed on August 04, 2026, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations). This file includes: . Report of Independent Auditors; . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements. Milton Maluhy Filho Gabriel Amado de Moura Chief Executive Officer Officer Maria Helena dos Santos Fernandes de Santana Chairperson of the Audit Committee Fabiana Palazzo Barbosa Accountant 138